
11008376


ROYAL GOLD, INC



WORLD CLASS ROYALTY COMPANY


SEC MAIL PROCESSING SECTION
RECEIVED
OCT 07 2011
WASH, D.C.
200

2011 ANNUAL REPORT

WORLD CLASS BUSINESS MODEL

CORPORATE PROFILE

Royal Gold, Inc. owns and manages royalties and similar interests primarily on precious metals mines, with a focus on gold. The Company's portfolio provides investors with a unique opportunity to capture value in the precious metals sector without incurring many of the costs and risks associated with mine operations.

A royalty is simply a right to receive a percentage of production from a mine. By acquiring a royalty, Royal Gold buys a percentage of the metal produced from a given property in exchange for an initial payment, without assuming any responsibility for the actual mining operation. Another interest similar to a royalty is known as a metal stream. This product allows for a smaller front end payment, but requires that payments be made as metal is delivered to Royal Gold over the life of a mine. In either case, Royal Gold does not have to contribute to the operating or capital costs at the mine after the initial payment is made.

Royal Gold owns a large portfolio of producing, development, evaluation and exploration stage royalties and similar interests located in some of the world's most prolific gold regions. Through this high quality portfolio, Royal Gold maintains upside potential through any exploration successes by the operators and benefits when new reserves are produced.

The Company is guided by the experience of a senior executive management team with expertise in the fields of geology, engineering, law and finance. Our successful business model generates strong cash flow and high margins with a lower cost structure, providing shareholders with a premium precious metals investment.

A Denver-based corporation, Royal Gold is traded on the NASDAQ Global Select Market, under the symbol "RGLD," and on the Toronto Stock Exchange, under the symbol "RGL."

BUSINESS STRATEGY

Royal Gold collaborates with mine operators, royalty owners and other business partners to acquire or create royalties or metal stream structures to add value to our shareholders. The key elements of our business strategy include:

1. **Focus on Gold.** Royal Gold is a precious metals investment vehicle focused on gold.
2. **Royalty Business Model.** Royal Gold's lower risk business model is based on acquiring royalty interests in precious metals properties or entering into precious metals stream transactions rather than engaging in costly and more complex mining operations.
3. **Growth and Diversification.** Royal Gold is determined to add to its broad base and geopolitically stable portfolio of precious metals interests through accretive transactions.
4. **Margin Enhancement.** Royal Gold's unique business model allows us to efficiently grow our royalty revenue without adding significant overhead costs.
5. **Financial Flexibility.** Royal Gold's liquidity allows the Company to compete for royalty acquisitions or metal streams by means of a purchase, a corporate transaction, providing financing, or entering into a strategic exploration alliance.

TABLE OF CONTENTS

Corporate Profile/Business Strategy	Inside front cover
Selected Financials	1
Five-Year Shareholder Return	2
Selected Financial Data	3
Shareholder Letter	4
Management Team	7
Map of Properties	8
Property Portfolio	10
Corporate Responsibility/Gold Market	24
Free Cash Flow and EBITDA Reconciliation	26
Glossary	27
Form 10-K	28
Corporate Information	Last page of 10-K
Board of Directors	Inside back cover

NOTES:

1. *Certain information, including the Company's audited financial statements, required to be included in this Annual Report is contained in the Form 10-K beginning on page 28.*
2. *We do not own or operate the properties on which we have royalty interests and therefore much of the information in this Annual Report regarding the properties is provided to us by the operators, including reserves, production estimates and status of the development at the properties.*

SELECTED FINANCIALS



ROYALTY REVENUE
For the Fiscal Years
Ended June 30,
($ Millions)
48.4
66.3
73.8
136.6
216.5
2007 2008 2009 2010 2011



NET INCOME
For the Fiscal Years
Ended June 30,
($ Millions)
19.7
24.0
38.3
21.5
71.4
2007 2008 2009² 2010³ 2011



FREE CASH FLOW¹
For the Fiscal Years
Ended June 30,
($ Millions)
37.9
52.9
61.7
100.1
190.2
2007 2008 2009 2010 2011



CALENDAR YEAR DIVIDENDS
Dollars per Share
0.26
0.28
0.32
0.36
0.44
2007 2008 2009 2010 2011

1 *The term "free cash flow" is a non-GAAP financial measure. Free cash flow is defined by the Company as operating income plus depreciation, depletion and amortization, non-cash charges and impairment of mining assets, if any, less non-controlling interests in operating income from consolidated subsidiaries. See page 26 for a GAAP reconciliation.*

2 *Net income attributable to Royal Gold shareholders for FY2009 was impacted by two one-time gains related to the Barrick royalty portfolio acquisition and the Benso royalty buy-back by Golden Star. The effect of these gains was $0.62 per basic share after taxes.*

3 *Net income attributable to Royal Gold shareholders for FY2010 was impacted by pre-tax effects of severance and acquisition costs of $19.4 million, or $0.33 per share, related to the International Royalty Corporation transaction.*

FORWARD LOOKING STATEMENTS

Cautionary "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: With the exception of historical matters, the matters discussed in this report are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projections or estimates contained herein. Such forward-looking statements include statements regarding investment in a lower risk vehicle; a geopolitically stable portfolio; Royal Gold's business strategy; that the Company's portfolio will provide shareholders with price appreciation, production expansion and reserve increases through exploration; that the Company has a thoroughly diversified portfolio; the expectation of further production gains in fiscal 2012 from the Peñasquito, Holt, Wolverine, and Canadian Malartic mines; that Pascua-Lama and Mt. Milligan will become our largest revenue sources once they reach full production; that our royalty option on the KSM project will be an excellent entry point into this deposit; that our exploration and development properties represent potential future value; that Royal Gold has a bright future due to the current supply and demand factors for gold; that our growing cash flow will allow us to invest internally generated funds and reduce our need for external resources; that we want to grow our business and offer our shareholders an attractive return; and operator estimated proven and probable reserves, production, production or mine start-up, and mill throughput. Factors that could cause actual results to differ materially from these forward-looking statements include, among others, declines in gold and other metals prices; the performance of our producing royalty properties; unanticipated grade, geological, metallurgical, processing or other problems at the royalty properties; as well as other factors described elsewhere in this report and our report on Form 10-K (see Part I, Item 1A, Risk Factors). The reader is urged to read the Risk Factors in connection with the risks inherent in our forward-looking statements. We disclaim any obligation to update any forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements.

WORLD CLASS

PERFORMANCE

FIVE-YEAR SHAREHOLDER RETURN COMPARISON



250
200
150
100
50
0
Royal Gold, Inc.
S&P 500 Index
PHLX Gold/Silver Sector℠
2006
2007
2008
2009
2010
2011

This graph compares the value of the Company's Common Stock with the value of two stock market indices: Standard and Poor's 500 Index and the PHLX Gold/Silver Sector Index℠ (XAU℠) as of June 30, 2011. The Company believes that the XAU℠ is more representative of the gold mining industry whereas the Standard and Poor's 500 Index includes only one gold mining company.

PHLX GOLD/SILVER SECTOR INDEX℠ (XAU℠):

Agnico Eagle Mines Limited
AngloGold Ashanti Limited - ADR
Barrick Gold Corporation
Compania Minas Buenaventura - ADR
Freeport-McMoRan Copper & Gold
Gold Fields Limited - ADR
Goldcorp Inc.
Harmony Gold Mining Limited - ADR
Kinross Gold Corporation
Newmont Mining Corporation
Pan American Silver Corporation
Randgold Resources Limited - ADR
Royal Gold, Inc.
Silver Standard Resources Inc.
Silver Wheaton Corporation
Yamana Gold, Inc.

ANNUAL RETURN PERCENTAGE

	Years Ended June 30,				
Company Name/Index	2007	2008	2009	2010	2011
Royal Gold, Inc.	-13.88	33.16	34.29	16.00	23.02
S&P 500 Index	20.59	-13.12	-26.21	14.43	30.69
PHLX Gold/Silver Sector	-3.85	46.32	-28.87	28.73	13.38

INDEXED RETURNS[1]

		Years Ended June 30,				
Company Name/Index	Base Period 2006	2007	2008	2009	2010	2011
Royal Gold, Inc.	100	86.12	114.68	154.01	178.65	219.78
S&P 500 Index	100	120.59	104.77	77.30	88.46	115.61
PHLX Gold/Silver Sector	100	96.15	140.68	100.07	128.82	146.05

[1] Includes dividend reinvestment.

SELECTED STATEMENTS OF OPERATIONS DATA

(Amounts in thousands, except per share data)	For the Fiscal Years Ended June 30, 2011	2010	2009	2008	2007
Royalty revenue	$ 216,469	$ 136,565	$ 73,771	$ 66,297	$ 48,357
Free cash flow [1]	$ 190,172	$ 100,068	$ 61,706	$ 52,863	$ 37,916
Operating income	$ 118,925	$ 41,035	$ 27,292	$ 32,982	$ 28,506
Net income	$ 77,299	$ 29,422	$ 41,357	$ 25,395	$ 21,242
Net income attributable to Royal Gold stockholders [2, 3]	$ 71,395	$ 21,492	$ 38,348	$ 24,043	$ 19,720
Net income available to Royal Gold common stockholders	$ 71,395	$ 21,492	$ 38,348	$ 19,255	$ 19,720
Net income per share available to Royal Gold common stockholders:					
Basic	$ 1.29	$ 0.49	$ 1.09	$ 0.62	$ 0.79
Diluted	$ 1.29	$ 0.49	$ 1.07	$ 0.61	$ 0.79
Dividends declared per common share [4]	$ 0.42	$ 0.34	$ 0.30	$ 0.28	$ 0.25

SELECTED BALANCE SHEET DATA

(Amounts in thousands)	As of June 30, 2011	2010	2009	2008	2007
Total assets	$ 1,902,702	$ 1,865,333	$ 809,924	$ 545,850	$ 356,649
Royalty interests in mineral properties, net	$ 1,690,439	$ 1,476,799	$ 455,966	$ 300,670	$ 215,839
Long-term debt, including current portion	$ 226,100	$ 248,500	$ 19,250	$ 15,750	$ 15,750
Royal Gold stockholders' equity	$ 1,460,162	$ 1,403,716	$ 749,441	$ 483,217	$ 319,081

1 *The term "free cash flow" is a non-GAAP financial measure. Free cash flow is defined by the Company as operating income plus depreciation, depletion and amortization, non-cash charges and impairment of mining assets, if any, less non-controlling interests in operating income from consolidated subsidiaries. See page 26 for a GAAP reconciliation.*

2 *Net income attributable to Royal Gold shareholders for FY2010 was impacted by pre-tax effects of severance and acquisition costs of $19.4 million, or $0.33 per share, related to the International Royalty Corporation transaction.*

3 *Net income attributable to Royal Gold shareholders for FY2009 was impacted by two one-time gains related to the Barrick royalty portfolio acquisition and the Benso royalty buy-back by Golden Star. The effect of these gains was $0.62 per basic share after taxes.*

4 *Dividends are paid on a calendar year basis, as shown on page 1, and do not correspond with the fiscal year dividend amounts shown in this table.*

WORLD CLASS ROYALTY COMPANY

DEAR FELLOW SHAREHOLDERS

Since Royal Gold obtained its first royalty in 1990 at the Cortez mine, we have been positioning the Company as a unique investment opportunity for precious metal investors. One that provides many of the positive attributes of a gold producer, but with a lower risk profile. As we reflect over the past year, it is gratifying to recognize what we have accomplished to date.

DIVERSIFIED PORTFOLIO

Royal Gold now has a thoroughly diversified portfolio of 36 properties providing royalty revenue to the Company. Over the past year, three development properties joined this list, including the Canadian Malartic, Holt and Wolverine mines in Canada. Our producing portfolio is anchored by the Peñasquito, Andacollo and Voisey's Bay mines. Both Peñasquito and Andacollo completed construction and reached commercial production during the fiscal year, and the Voisey's Bay labor dispute was resolved in February. Revenue from these cornerstone properties grew from $13.7 million in fiscal 2010 to $97.8 million in fiscal 2011. These three properties are now our largest revenue contributors. We expect further production gains in fiscal 2012 from the Andacollo, Peñasquito, Holt, Wolverine, and Canadian Malartic mines as they work to achieve full capacity.

FAVORABLE GEOPOLITICAL JURISDICTIONS AND COUNTERPARTIES

The properties where we hold interests are positioned in favorable jurisdictions with 77% of production and 97% of our gold equivalent royalty reserves occurring in the United States, Mexico, Canada, Chile and Australia. Net of depletion, gold and silver reserves subject to our royalty interests increased 7% to 83.9 million ounces and 4% to 1.4 billion ounces, respectively, during the year.

To better reflect our direct interest in reserves, we determine royalty ounces by calculating gold equivalent reserves based on metal price ratios for a property and then multiplying by the royalty rate for that property. On that basis, our gold equivalent royalty ounces increased by 25% to 7.0 million ounces during the year due to increases throughout the portfolio and the successful completion of the Mt. Milligan acquisition. And 73% of these royalty reserves are associated with mines operated by proven and well financed operators such as Barrick, Newmont, Goldcorp, Kinross, Teck, Vale, Xstrata and Thompson Creek.

EFFICIENT BUSINESS PLAN

It is important to remember that as a royalty company, we do not have to pay the operating or capital costs to mine and process ore. As such, we are not exposed to inflation pressures that tend to erode profit margins in gold operating companies. While the average industry cash cost to produce an ounce of gold increased 20% to $581 per ounce over the past calendar year, our EBITDA margin was 88% in fiscal 2011, due to our growing revenue and relatively fixed cost structure.

RECORD FINANCIAL RESULTS

We achieved record results in all financial measures. Revenue increased 59% to $216.5 million while revenue per share increased 26% over the prior year to $3.93 per share. Free cash flow increased 90% to $190.2 million or an increase of 51% to $3.45 per share compared to last year. Likewise, earnings increased 232% to $71.4 million while earnings per share increased 57% to $1.29 per share on a year-over-year basis, excluding one-time costs for fiscal 2010. These increases were due to significant additional production

TONY JENSEN
President and Chief Executive Officer



"Our compounded annual growth rate over the past decade in revenue per share, EBITDA per share and earnings per share was 28%, 37% and 35%, respectively."

attributable to our interests from Andacollo, Peñasquito, and Voisey's Bay, as well as a 26% increase in the average price of gold over the fiscal year.

The gold bull market began in mid 2001 and continues today. We are particularly pleased with our financial performance on a per share basis over the ten subsequent years ending at the conclusion of fiscal 2011. Our compounded annual growth rate ("CAGR") over that period in revenue per share, EBITDA per share and earnings per share was 28%, 37% and 35%, respectively. This compares to a CAGR for the gold price of 19% over the same period, illustrating the additional value Royal Gold has generated for its shareholders.

During the same ten-year period, our CAGR in dividends was 20%. We declared our first dividend in 2000 and have increased it every year since 2001. In fiscal 2011, we increased the dividend to $0.44 per share, representing a 22% increase over the prior year.

INHERENT GROWTH WITHIN PORTFOLIO

We also made some very important additions to our portfolio during the year. We increased our interest in the Pascua-Lama royalty and now own a 5.23% net smelter return ("NSR") royalty on the gold produced within Chile, at gold prices above $800 per ounce. We also acquired the right to 25% of the gold production from the Mt. Milligan project in Canada. Both of these projects are now in construction and are scheduled for production in 2013. These projects are designed to be long lived, low cost producers. Once in production, we believe that these operations will become our largest revenue sources.

We also obtained an option to acquire a 1.25% NSR royalty, and the ability to increase that percentage to 2.0%, on the future gold and silver production from the Kerr-Sulphurets-Mitchell ("KSM") project in Canada. The KSM deposit hosts proven and probable reserves of 2.2 billion tonnes, at an average grade of 0.55 grams per tonne of gold (38.5 million ounces), 0.21% copper (10 billion pounds), and 3.04 grams per tonne silver (214 million ounces). This transaction offers Royal Gold an excellent entry point into one of the largest undeveloped gold deposits in the world. Once built, the economies of scale are expected to provide for low production costs and a robust production schedule, over a projected 50+ year mine life.

In addition to the 36 producing royalties mentioned earlier, we have 21 properties in the development stage and 126 properties in the evaluation and exploration stage.

These projects are located in some of the most prolific gold regions throughout the world and represent potential future value as the operators and developers of these properties work to make discoveries and move them towards production.

GOLD IS CURRENCY

The global economic conditions continue to provide for a strong gold price environment. Excess spending by many sovereign economies over many years has resulted in a devaluation of fiat currencies and a loss of confidence in those currencies. Investors the world over have returned to gold to protect their wealth against negative real interest rates created as a result of weak sovereign monetary policy. This is particularly noteworthy in China, where a growing middle class concerned about inflation has fueled gold investments. Central banks have recognized the value of holding gold in their portfolio for the benefit of foreign exchange diversification and have become net acquirers of gold. At the same time, we have seen political unrest within the Middle East and Northern Africa which has raised security concerns.

Interestingly, gold production has not responded to the increase in gold price as one would expect in other commodities and businesses. Over the last decade, the gold price has increased 456% while gold production today is essentially at the same level as 2001. This is the very reason gold has value. It is a scarce element in the surface of the earth and not easily discovered. Many of the rich ore bodies have been consumed or are maturing and the average grade of worldwide reserves is falling, also pressuring the cost of production. It is much more difficult to permit new mining projects, and the industry suffers from manpower shortages for developing deposits. All these factors restrict the production of gold.

The combination of these supply and demand factors suggests a bright future for gold, and for Royal Gold.

NEW GENERATION OF ROYALTIES

Fiscal 2011 results represent the beginning of a fundamental shift in the source of our revenue as we transition away from maturing projects to our new generation of long-lived core properties, including the Andacollo, Peñasquito, and Voisey's Bay mines currently in production, as well as Pascua-Lama and Mt. Milligan now under construction. Our growing cash flow should allow us to invest internally generated funds and reduce our need for external resources. We are keen to grow our business through creative structures that meet the needs of our counterparties, while at the same time offer our shareholders an attractive return.

ROYAL GOLD TEAM

In the past year, we increased the size of our board from seven to eight directors and elected Gordon Bogden to fill this new position. Gordon has a unique blend of technical, financial and transaction skills, as well as significant industry experience that will add great strength to our current board as we continue to grow the Company.

We had an excellent fiscal 2011 due to your support and the dedication of Royal Gold employees. Our team has now been working together for several years and has demonstrated the ability to create shareholder value. I am very appreciative of their talent and commitment to the Company. We, as a management team, are honored to have the opportunity to represent our shareholders and will continue to work diligently to preserve Royal Gold as a premium gold investment.

Sincerely,



Tony A. Jensen
President and Chief Executive Officer

WORLD CLASS MANAGEMENT



"Our leadership provides a strong backbone for quality governance and high performance."



BRUCE KIRCHHOFF

Vice President and General Counsel

"Our significant increase in free cash flow for fiscal 2011 demonstrates the strong operating efficiencies of our royalty model."



STEFAN WENGER

Chief Financial Officer and Treasurer



BILL HEISSENBUTTEL

Vice President
Corporate Development

"Our transaction experience allows us to create tailored solutions for each project, whether a gold stream, mine finance, or a royalty acquisition."



KAREN GROSS

Vice President and
Corporate Secretary



BILL ZISCH

Vice President Operations

"We are partnering with high quality operators on world class projects such as Andacollo, Voisey's Bay, Peñasquito, Mt. Milligan and Pascua-Lama."

"Our goal is to provide a premier gold investment opportunity for our shareholders."

WOLVERINE

VOISEY'S BAY

MT. MILLIGAN

HOLT

CANADIAN MALARTIC

LEEVILLE

CORTEZ

ROBINSON

DOLORES

MULATOS

PEÑASQUITO

PROPERTY KEY

FISCAL 2011 REVENUE KEY

PASCUA-LAMA

ANDACOLLO

WORLD CLASS

PROPERTY

LAS CRUCES

PRINCIPAL (9)

- Canadian Malartic
- Cortez
- Dolores
- Holt
- Las Cruces
- Leeville
- Mulatos
- Robinson
- Wolverine

CORNERSTONE (5)

- Andacollo
- Mt. Milligan
- Pascua-Lama
- Peñasquito
- Voisey's Bay



Footnotes

1. [illegible]
2. [illegible]
3. [illegible]

WORLD CLASS

PORTFOLIO

ROYAL GOLD'S PROPERTY PORTFOLIO

PRODUCING

Argentina
Martha

Australia
Balcooma
Gwalia Deeps
Mt. Goode
South Laverton
Southern Cross

Bolivia
Don Mario

Burkina Faso
Inata
Taparko

Canada
Allan
Canadian Malartic
Holt
► **VOISEY'S BAY**
Williams
Wolverine

Chile
► **ANDACOLLO**
El Toqui

Mexico
Dolores
El Chanate
Mulatos
► **PEÑASQUITO**

Nicaragua
El Limon

Spain
Las Cruces

United States
Bald Mountain
Cortez (Pipeline Mining Complex)
Goldstrike (SJ Claims)
Johnson Camp
Leeville
Robinson
Skyline
Troy
Twin Creeks
Wharf

DEVELOPMENT

Australia
Avebury
Bundarra
Kundip
Meekatharra (Paddy's Flat)
Meekatharra (Yaloginda)
Reedys Burnakura
West Westonia

Canada
Belcourt
Caber
Kutcho Creek
► **MT. MILLIGAN**
Pine Cove
Rambler North
Schaft Creek

Chile
► **PASCUA-LAMA**

Guatemala
Tambor

United States
Gold Hill
Legacy
Marigold
Relief Canyon
Soledad Mountain

EVALUATION

Argentina
East Santa Cruz

Australia
Bell Creek
Bellevue
Merlin Orbit
Paddington
Phillips Find
Red Dam
Reedys Meekatharra
Silver Swan
Wembley Durack
Westmoreland
Yalgoo JV (Emerald Eclipse)

Brazil
Mara Rosa

Burkina Faso
Seguenega

Canada
Back River
Barraute (Swanson)
Berg
Bousquet-Cadillac Joannes
Follansbee
High Lake
Horizon Coal
Hushamu
Ulu

Ghana
Kubi Village

Mexico
Nieves

Nicaragua
La India

Russia
Fedorova
Svetloye

United States
Almaden
Bulldog/Creede
Hasbrouck Mountain
Island Mountain
La Jara Mesa
Long Valley
McDonald – Keep Cool
Niblack
Pinson
Rock Creek
Wildcat

EXPLORATION

Argentina
Mina Cancha

Australia
Barmedman
Biddy Well
Buttercup Bore
Chesterfield
Croesus
Kurnalpi
Lake Ballard
Meekatharra (Sabbath)
Melba Flats
Mt. Fisher
Mt. Goode Bellevue
North Well Chilkoot
Quidong
Red Hill
West Wyalong

Canada
Afridi Lake
Archean Diamond
Ashmore
Aviat One
Barrow Lake and North Kellet River
Boothia Peninsula
Carswell Lake
Churchill
Churchill West
Darby (Hayes River)
Denton Thornloe
Duverny
Franquet
Gauthier
Godfrey II
Golden Bear
Hickey's Pond
Hood River
Jewel
Joe Mann
Jubilee
Kizmet
Lazy Edward Bay
McKenzie Red Lake
Mike Lake
Monument
Motherlode Greyhound
Nighthawk Lake
Noyon
Qimmiq
Railroad
Rambler South
Scheelite Dome
Shasta
Tak
Wilanour
Yellowknife Lithium

Colombia
Marmato

Dominican Republic
Minera Hispanola

Finland
Kettukuusikko
Naakenavaara

Honduras
Vueltas De Rio

Mexico
San Jeronimo
Tropico

Peru
Alto Dorado

Tunisia
Trozza

United States
Ambrosia Lake
Apex
BSC
Buckhorn South
Cooks Creek/ Ferris Creek
Doby George
Dottie
Fletcher Junction
Hoosac
Horse Mountain
Hot Pot
ICBM
Keystone
Mule Canyon
Oro Blanco
Reese River
Rye
San Rafael
Silver Cloud
Simon Creek
Trenton Canyon
Uncle Sam
Windfall
Wood Gulch
Woodruff Creek

► *Denotes cornerstone royalty properties.*
Three producing oil and gas properties not listed.

ANDACOLLO

REGION IV, CHILE



FY2011 REVENUE	FY2011 PRODUCTION	RESERVES (12/31/10)	ROYALTY PRODUCTION CY2011[1]
$43.6M	42,344 oz. payable gold	1.6M oz. gold	49,700 oz. gold (estimated)

Royal Gold owns a net smelter return ("NSR") royalty equal to 75% of all gold produced from the sulfide portion of the deposit until 910,000 payable ounces have been sold, and 50% of the future payable gold thereafter.[2] The Andacollo operation is a surface copper mine operated by a subsidiary of Teck Resources Limited ("Teck"). It is located in Chile's Region IV, approximately 34 miles southeast of La Sarena and 221 miles north of Santiago.

Production Status: Teck declared commercial production on October 1, 2010, marking the completion of project development, commissioning and operational ramp-up. A new expansion study is underway to examine the feasibility of adding an additional SAG mill, ball mill and other equipment in order to increase annual production to 100,000 to 120,000 tonnes of copper in concentrate, which would increase production by 30% to 60% over the original design capacity. The study will also include drilling to confirm additional reserves and is expected to be completed by the end of calendar 2011.

Footnotes:

1 *Recovered metal is contained in concentrate and is subject to third party treatment charges and recovery losses.*

2 *There have been approximately 46,000 cumulative payable ounces produced as of June 30, 2011.*



PEÑASQUITO

ZACATECAS, MEXICO



FY2011 REVENUE	FY2011 PRODUCTION [1]	RESERVES (12/31/10) [2]	ROYALTY PRODUCTION CY2011
$21.5M	206,726 oz. gold 17.3M oz. silver 217.0M lbs. zinc 132.9M lbs. lead	18.6M oz. gold 1.1B oz. silver 17.6B lbs. zinc 7.3B lbs. lead	250,000 oz. gold (estimated)

Royal Gold owns a 2.0% NSR royalty on all metals at the Peñasquito mine. The surface mine, composed of two main deposits, Peñasco and Chile Colorado, hosts one of the world's largest gold, silver, and zinc reserves, while also containing large lead reserves. The project is operated by a subsidiary of Goldcorp Inc. ("Goldcorp") and is located in Zacatecas, Mexico, approximately 17 miles west of the town of Concepcion del Oro.

Average annual life of mine production for gold, silver, zinc and lead is:

Gold	500,000 ounces	Zinc	450,000 pounds
Silver	28 million ounces	Lead	200,000 pounds

Production Status: Goldcorp reported that they are working on certain refinements to the processing systems at Peñasquito in order to complete ramp up of the project. Direct feed from the coarse ore stockpile to the high pressure grinding roll circuit is targeted for completion by the end of the calendar year. This is one of the final steps in bringing the plant's throughput to its design capacity of 130,000 tonnes per day which Goldcorp expects to achieve during the first calendar quarter of 2012.

Footnotes:

1 Recovered base metals are contained in concentrate and subject to third party recovery losses.

2 The oxide and sulfide reserves have been combined.

VOISEY'S BAY

LABRADOR, CANADA



FY2011 REVENUE[1]	FY2011 PRODUCTION[1]	RESERVES (12/31/10)	ROYALTY PRODUCTION CY2011
$32.7M	112.5M lbs. nickel 67.8M lbs. of copper	1.4B lbs nickel 788M lbs. copper 67M lbs. cobalt	Production guidance was not provided by Vale.

Royal Gold owns a 2.7% NSR royalty on all metals from the Voisey's Bay mine operated by Vale Inco ("Vale"). Voisey's Bay is a surface nickel-copper-cobalt mine located in northern Labrador, 23 miles southwest of the town of Nain.

Production Status: The operation is at steady-state following the resolution of a strike which ended in February 2011. Current nickel production considers a Provincial Government production limit of 55,000 tonnes per year, on average, or cumulative production of 275,000 tonnes during the period from 2009 to 2013. Vale is constructing a 50,000 tonne per day hydrometallurgical facility at Long Harbour to treat Voisey's Bay ore. The facility is scheduled for completion during the first calendar quarter of 2013. Royalty payments for nickel are based on a shipping schedule that includes two closed periods – one in late April through late May and the other in early December through mid January – where no shipments are allowed. Nickel revenue typically reflects a 5-month lag from the time of shipment to the time of payment.

Footnotes:

1 *Revenue and production figures reflect partial operation of the mine and mill due to a labor strike that began on August 1, 2009 and ended in February 2011.*

MT. MILLIGAN

BRITISH COLUMBIA, CANADA





RESERVES (12/31/10)	PRODUCTION START-UP	MINE LIFE
6.0M oz. gold	CY2013 (estimated)	Over 22 years (estimated)

Royal Gold owns the rights to 25% of the payable gold from the Mt. Milligan project which is operated by a subsidiary of Thompson Creek Metals Company ("Thompson Creek"), at a fixed price of $400 per ounce until 550,000 ounces are delivered to Royal Gold and $450 per ounce thereafter. The Mt. Milligan copper-gold deposit is being developed as a surface mine and is located in central British Columbia, Canada, 96 miles northwest of Prince George.

Construction Status: Thompson Creek reported that the development of the mine and the construction of the processing plant are proceeding according to the planned schedule.

Thompson Creek's current capital expenditure estimate to construct and develop the Mt. Milligan mine is C$1.265 billion, of which approximately $207.7 million has been spent through June 30, 2011. The life of mine annual production estimate for gold is 194,000 ounces on average, with higher production expected in years one through six. As of August 2011, project engineering, design, and procurement were more than half complete, construction of the camp was finished, and the key dam structure for water retention was in place. Thompson Creek estimates that the project is on schedule for completion in the fourth quarter of calendar 2013.



PASCUA-LAMA

REGION III, CHILE



RESERVES (12/31/10)[1]	PRODUCTION START-UP	MINE LIFE
14.7M oz. gold	CY2013 (estimated)	Over 25 years (estimated)

Royal Gold owns a 0.78% to 5.23% sliding-scale NSR royalty[2] on the Pascua-Lama project which is operated by a subsidiary of Barrick Gold Corporation ("Barrick"). This royalty is applicable to all gold production from an area of interest in Chile. Royal Gold also holds a 1.05% NSR copper royalty which applies to all of the copper reserves in Chile within the area of interest, but does not take effect until after January 1, 2017. The Pascua-Lama project is being developed as a surface mine and is located on both sides of the border of Argentina and Chile, in the southeastern portion of the Atacama region of Chile, northeast of La Sarena and approximately 7 miles from Barrick's Veladero mine.

Construction Status: Barrick reported that the $4.7 to $5.0 billion project is on track for a mid 2013 production schedule, with an average annual gold production estimate of 800,000 to 850,000 ounces in the first full five years of operation. As of June 30, 2011, approximately 40% of the capital had been committed for items including structural steel, the mining fleet, autogenous and ball mills, the overland conveyor and the primary and pebble crushers. Engineering design was about 90% complete and earthworks were more than 80% complete. The truck shop platform was completed and work advanced on road construction to the pit. Preparations are underway to commence pre-strip mining in the fourth quarter of calendar 2011.

Pascua-Lama Royalty Schedule
Royalty rate based on price of gold per ounce

Price	Rate	Price	Rate	Price	Rate
<$325	0.78%	$500	2.72%	$700	4.39%
$400	1.57%	$600	3.56%	>$800	5.23%

Royalty is interpolated between lower and upper endpoints

Footnotes:

1 *See footnote #29 on page 23.*
2 *Royalty applies to all gold production from an area of interest in Chile. Only that portion of the reserves pertaining to our royalty interest in Chile is reflected here.*

WORLD CLASS

PORTFOLIO

PRINCIPAL PROPERTIES

In addition to our five cornerstone properties, Andacollo, Peñasquito, Voisey's Bay, Pascua-Lama and Mt. Milligan, the Company has nine other properties that are currently designated as "Principal Properties." Historical and future potential revenues, based upon factors such as reserves, production estimates and mine life, are used to determine which properties are included in this category. As these factors change, so will this list of properties. Below are Royal Gold's Principal Properties for fiscal 2012.



CANADIAN MALARTIC

Operator: Osisko

Royalty: 1.0% to 1.5% NSR (sliding-scale)

Location: Quebec, Canada

FY2011 Production: Commercial production commenced in May 2011

CY2011 Est. Production[1]: 359,000 oz. gold

Reserves (12/2008): 4.7M oz. gold

Footnotes:

1. Production guidance reflects entire project. Operator has not provided a breakdown of production by royalty interest.



CORTEZ

Operator: Barrick

Royalty: 0.40% to 5.0% GSR1 and GSR2 (sliding-scale); 0.71% GSR3; 0.39% NVR1

Location: Nevada, United States

FY2011 Production: 192,162 oz. gold

CY2011 Est. Production: 126,000 oz. gold

Reserves (12/31/10): 5.8M oz. gold



DOLORES

Operator: Minefinders

Royalty: 3.25% NSR (gold); 2.0% NSR (silver)

Location: Chihuahua, Mexico

FY2011 Production: 59,983 oz. gold; 2.6M oz. silver

CY2011 Est. Production: 65,000 to 70,000 oz. gold; 3.3 to 3.5M oz. silver

Reserves (12/31/10): 2.0M oz. gold; 114.5M oz. silver


HOLT

Operator: St Andrew Goldfields
Royalty: 0.00013 x average monthly gold price - NSR (sliding-scale)
Location: Ontario, Canada

FY2011 Production:
11,814 oz. gold
CY2011 Est. Production: 24,000 to 28,000 oz. gold
Reserves (12/31/10): 0.5M oz. gold


LAS CRUCES

Operator: Inmet
Royalty: 1.5% NSR
Location: Andalucia, Spain
FY2011 Production:
74.7M lbs. copper

CY2011 Est. Production:
111M lbs. copper
Reserves (12/31/10):
2.1B lbs. copper


LEEVILLE

Operator: Newmont
Royalty: 1.8% NSR
Location: Nevada, United States
FY2011 Production:
443,317 oz. gold

CY2011 Est. Production:
454,000 oz. gold
Reserves (12/31/10):
1.6M oz. gold


MULATOS

Operator: Alamos Gold
Royalty: 1.0% to 5.0% NSR (sliding-scale)
Location: Sonora, Mexico

FY2011 Production:
150,536 oz. gold
CY2011 Est. Production:
145,000 to 160,000 oz. gold
Reserves (12/31/10): 2.4M oz. gold


ROBINSON

Operator: Quadra FNX
Royalty: 3.0% NSR
Location: Nevada, United States
FY2011 Production:
49,712 oz. gold; 93.7M lbs. copper

CY2011 Est. Production:
25,000 to 30,000 oz. gold;
105M to 120M lbs. copper
Reserves (12/31/10):
0.64M oz. gold; 1.2B lbs. copper


WOLVERINE

Operator: Yukon Zinc
Royalty: 0.0% to 9.445% NSR (sliding-scale)
Location: Yukon Territory, Canada
FY2011 Production: 905 oz. gold;
258,502 oz. silver

CY2011 Est. Production:
Annual production guidance was not provided
Reserves (12/31/10):
0.225M oz. gold; 46.7M oz. silver

LISTED IN ORDER OF FY2011 REVENUE

PRODUCING PROPERTIES

PROPERTY	LOCATION	OPERATOR	ROYALTY (Gold unless otherwise stated)	RESERVES [1,2,3,4,5] Contained oz (Au/Ag) or lbs (M)	REVENUE FY2011 ($ millions)	REVENUE FY2010 ($ millions)
Andacollo	Chile, Region IV	Teck	75% NSR [6]	1.594 Au	43.6	3.8 [7]
Voisey's Bay	Canada, Newfoundland and Labrador	Vale	2.7% NSR (nickel, copper, cobalt)	1,373 Ni; 788 Cu; 67 Co	32.7	3.9 [7,8]
Peñasquito	Mexico, Zacatecas	Goldcorp	2.0% NSR (gold, silver, lead, zinc)	18.57 Au [9]; 1,105.27 Ag [9]; 7,275 Pb; 17,575 Zn	21.5	6.0
Cortez (Pipeline Mining Complex)	USA, Nevada	Barrick	GSR1 [10]: 0.40% to 5.0% GSR2 [10]: 0.40% to 5.0% GSR3 : 0.71% NVR: 0.39%	2.343 [11] 3.428 [11] 3.003 [11] 2.244 [11]	17.2	25.1
Robinson	USA, Nevada	Quadra FNX	3.0% NSR (gold and copper)	0.64 Au; 1,222 Cu	12.4	12.1
Leeville	USA, Nevada	Newmont	1.8% NSR	1.641 Au	10.7	9.9
Taparko	Burkina Faso, Namantenga	High River Gold	2.0% GSR [12]	0.627 Au	10.6	32.2
Mulatos	Mexico, Sonora	Alamos	1.0% to 5.0% NSR [13]	2.387 Au	10.2	9.0
Goldstrike (SJ Claims)	USA, Nevada	Barrick	0.9% NSR	5.164 Au	6.5	3.9
Inata	Burkina Faso, Soum	Avocet	2.5% NSR	1.082 Au	6.1	1.3 [7]
Dolores	Mexico, Chihuahua	Minefinders	3.25% NSR (gold) 2.0% NSR (silver)	2.024 Au 114.520 Ag	4.5	3.0
Las Cruces	Spain, Andalucia	Inmet	1.5% NSR (copper)	2,116 Cu	4.5	0.9 [7]
Mt. Goode (Cosmos)	Australia, Western Australia	Xstrata	1.5% NSR (nickel)	34.132 Ni [14]	4.1	2.7
El Chanate	Mexico, Sonora	AuRico Gold	2.0% to 4.0% NSR [15]	1.355 Au	3.6	2.3
Holt	Canada, Ontario	St Andrew Goldfields	0.00013 x quarterly average gold price (NSR)	0.510 Au	3.2 [7]	– [7]
Gwalia Deeps	Australia, Western Australia	St Barbara	1.5% NSR	2.406 Au	2.8	0.9 [7]
Southern Cross	Australia, Western Australia	St Barbara	1.5% NSR	0.500 Au	2.4	0.8
South Laverton	Australia, Western Australia	Saracen	1.5% NSR	0.810 Au	2.3	0.6
Williams	Canada, Ontario	Barrick	0.97% NSR	0.857 Au	2.2	1.2
El Toqui	Chile, Region XI	Nyrstar	1.0% to 3.0% NSR (gold, silver, lead, zinc) [16]	0.270 Au; 1.473 Ag; 28 Pb; 526 Zn	2.0	1.9
Troy	USA, Montana	Revett	3.0% GSR (silver and copper)	12.711 Ag; 99 Cu	1.8	–
El Limon	Nicaragua, El Limon	B2Gold	3.0% NSR	0.296 Au	1.6	1.0
Skyline	USA, Utah	Arch Coal	1.41% GV (coal)	Not available	1.6	0.5 [7]
Wharf	USA, South Dakota	Goldcorp	0.0% to 2.0% NSR [17]	0.600 Au	1.5	1.5
Allan	Canada, Saskatchewan	Potash Corporation of Saskatchewan	$0.36 to $1.44 per ton [18] (potash)	Not available	1.0	0.9
Bald Mountain	USA, Nevada	Barrick	3.5% to 5.0% NSR [19]	1.704 Au	0.9	0.4
Canadian Malartic	Canada, Quebec	Osisko	1.0% to 1.5% NSR [20]	4.727 Au	0.8	– [7]
Martha	Argentina, Santa Cruz	Coeur d'Alene	2.0% NSR (gold and silver)	0.001 Au 0.828 Ag	0.7	1.0
Wolverine	Canada, Yukon Territory	Yukon Zinc	0.0% to 9.445% NSR [21] (gold) 0.0% to 9.445% NSR [21] (silver)	0.225 Au 46.693 Ag	0.7 [7]	– [7]
Don Mario	Bolivia, Chiquitos	Orvana	3.0% NSR (gold, silver, copper)	0.259 Au; 8.292 Ag; 185 Cu	0.6	1.1
Balcooma	Australia, Queensland	Kagara	1.5% NSR (gold, silver, copper, lead, zinc) [22]	0.005 Au; 0.427 Ag; 42 Cu; 9.0 Pb; 21 Zn	0.3	1.5
Twin Creeks	USA, Nevada	Newmont	2.0% GV	0.143 Au	0.1	1.0
Johnson Camp	USA, Arizona	Nord	2.5% NSR (copper)	446 Cu	– [23]	– [23]

NOTES: 1. Metal prices for the reserve figures can be found on page 22, footnote 2.
2. During fiscal 2011 the Siquiri royalty reached the $12.0 million revenue cap.

LISTED ALPHABETICALLY BY COUNTRY

DEVELOPMENT PROPERTIES

PROPERTY	LOCATION	OPERATOR	ROYALTY (Gold unless otherwise stated)	RESERVES [1,2,3,4,5] Contained oz (Au/Ag) or lbs (M)
	AUSTRALIA			
Avebury	Tasmania	Minmetals Resources	2.0% NSR (nickel)	– [24]
Bundarra	Western Australia	Terrain	1.5% NSR	– [24]
Kundip	Western Australia	Phillips River Mining	1.0% to 1.5% NSR [25]	0.305 Au
Meekatharra (Paddy's Flat)	Western Australia	Reed Resources	1.5% NSR A$10.00 per gold ounce produced [26]	0.308 Au
Meekatharra (Yaloginda)	Western Australia	Reed Resources	0.45% NSR	0.196 Au
Reedys Burnakura	Western Australia	Kentor Gold	1.5% to 2.5% NSR [27]	– [24]
West Westonia	Western Australia	Catalpa Resources	0.5% NSR	0.010 Au
	CANADA			
Belcourt	British Columbia	Western Coal	0.103% GV (coal)	Not available
Caber	Quebec	Breakwater	1.0% NSR (copper, zinc)	11 Cu; 111 Zn
Kutcho Creek	British Columbia	Capstone Mining	1.6% NSR (gold, silver, copper, zinc)	0.125 Au; 11.617 Ag; 463 Cu; 733 Zn
Mt. Milligan	British Columbia	Thompson Creek	25% of payable gold [28]	6.020 Au
Pine Cove	Newfoundland and Labrador	Anaconda Mining	7.5% NPI	0.175 Au
Rambler North	Newfoundland and Labrador	Rambler Metals and Mining	1.0% NSR (gold, silver, copper, zinc)	– [24]
Schaft Creek	British Columbia	Copper Fox	3.5% NPI (gold, silver, copper)	5.570 Au; 46.454 Ag; 5,421 Cu
	CHILE			
Pascua-Lama	Region III	Barrick	0.78% to 5.23% NSR (gold) [29,30] 1.05% NSR (copper) [31]	14.685 Au; 548 Cu
	GUATEMALA			
Tambor	Guatemala City	Radius Gold	4.0% NSR	– [24]
	UNITED STATES			
Legacy	Nebraska	Genoa Holding Co.	10% preferred rate; 5.25% NPI (frac-sand) [32]	– [24]
Gold Hill	Nevada	Kinross Gold (50%), Barrick (50%)	1.0% to 2.0% NSR [33,34] 0.9% NSR (MACE)	0.365 Au
Marigold	Nevada	Goldcorp (67%), Barrick (33%)	2.0% NSR [35]	0.905 Au
Relief Canyon	Nevada	Sagebrush Gold	2.0% NSR	– [24]
Soledad Mountain	California	Golden Queen	3.0% NSR (gold, silver)	1.052 Au; 19.359 Ag

LISTED ALPHABETICALLY BY COUNTRY

EVALUATION PROPERTIES[36]

ARGENTINA

MINE	OPERATOR	ROYALTY
East Santa Cruz	Minera IRL	2.0% NSR

AUSTRALIA

MINE	OPERATOR	ROYALTY
Bell Creek	Metallica Minerals	AUD$1-$2 tonne
Bellevue	Xstrata Nickel	2.0% NSR
Merlin Orbit	Northern Australian Diamonds	1.0% GV
Paddington	Norton Gold Fields	1.75% NSR
Phillips Find	Barra Resources	AUD$10.00/ oz [37]
Red Dam	Carbine Resources	2.5% GSR
Reedys	Reed Resources	1.5% to 2.5% NSR
Meekatharra		1.0% NSR 1.5% NSR [38]
Silver Swan	Silver Swan Resources	1.5% NSR
Wembley Durack	Montezuma Mining/ Horseshoe Gold Mine	1.0% NSR
Westmoreland	Laramide Resources	1.0% NSR
Yalgoo JV (Emerald Eclipse)	Prosperity Resources	AUD$0.5726/t [39]

BRAZIL

MINE	OPERATOR	ROYALTY
Mara Rosa	Amarillo Gold	1.0% NSR

BURKINA FASO

MINE	OPERATOR	ROYALTY
Seguenega	Orezone Gold	3.0% NSR [40]

CANADA

MINE	OPERATOR	ROYALTY
Back River	Sabina Gold and Silver	1.95% NSR [41,42] 2.35% NSR [41,42]
Barraute (Swanson)	Agnico-Eagle	2.0% NSR
Berg	Thompson Creek	1.0% NSR
Bousquet-Cadillac-Joannes	Agnico-Eagle	2.0% NSR
Follansbee	Goldcorp/Premier Gold	2.0% NSR
High Lake	Minmetals Resources	1.5% NSR
Horizon Coal	Peace River Coal	0.50% GV
Hushamu	Western Copper	10.0% NPI
Ulu	Elgin Mining	5.0% NSR

GHANA

MINE	OPERATOR	ROYALTY
Kubi Village	PMI Gold	3.0% NPI

MEXICO

MINE	OPERATOR	ROYALTY
Nieves	Quaterra Resources	2.0% NSR

NICARAGUA

MINE	OPERATOR	ROYALTY
La India	Condor Resources/ B2Gold	3.0% NSR

RUSSIA

MINE	OPERATOR	ROYALTY
Fedorova	Barrick	0.75% or 1.0%, 0.5%,1.25% or 1.5% NSR [43]
Svetloye	Polymetal	1.0% NSR

UNITED STATES

MINE	OPERATOR	ROYALTY
Almaden	Terraco Gold	1.0% to 2.0% NSR[44]
Bulldog/Creede	Hecla/Emerald Ranch	3.0% NSR [45] 1.0% NSR
Hasbrouck Mountain	Allied Nevada	1.5% NSR
Island Mountain	ARNEVUT Resources	2.0% NSR
La Jara Mesa	Laramide Resources	$0.25/lb [46]
Long Valley	Vista Gold	1.0% NSR
McDonald – Keep Cool	Newmont	3.0% NSR
Niblack	Niblack Mineral Development/ Heatherdale Resources	1.0% to 3.0% NSR [47]
Pinson	Atna	0.28% to 2.79% NSR
Rock Creek	Revett	1.0% NSR
Wildcat	Allied Nevada	1.0% NSR

NOTE: Royal Gold considers and categorizes an exploration stage property to be an "evaluation stage" property if additional mineralized material has been identified on the property but reserves have yet to be identified.

LISTED ALPHABETICALLY BY COUNTRY

EXPLORATION PROPERTIES

ARGENTINA

MINE	OPERATOR	ROYALTY
Mina Cancha	Yamana Gold	2.50% NSR

AUSTRALIA

MINE	OPERATOR	ROYALTY
Barmedman	Straits Resources	12.5% NPI
Biddy Well	View Gold	1.5% NSR
Buttercup Bore	Legend Mining/ Apex Gold	2.0% CGR
Chesterfield	Black Raven Mining	1.5% NSR
Croesus	Norton Gold Fields	AUD$1.25/ tonne [48]
Kurnalpi	Saracen	1.5% NSR
Lake Ballard	Cape Lambert Iron Ore/ Hawthorne Gold	0.60% NSR
Meekatharra (Sabbath)	Dourado Resources	AUD$1.00/ tonne
Melba Flats	Minmetals Resources	2.0% NSR
Mt. Fisher	Rox Resources	AUD$5.00/oz [49]
Mt. Goode	Xstrata Nickel	2.0% NSR [50]
Bellevue		1.5% NSR [50]
North Well	Norilsk	2.5% to 4.0% NSR [51]
Chilkoot		
Quidong	Stirling Minerals	2.5% NSR
Red Hill	Red Hill Iron/Cullen Exploration	2.5% NSR
West Wyalong	Argent Minerals/ Golden Cross	2.5% NSR

CANADA

MINE	OPERATOR	ROYALTY
Afridi Lake	Shear Minerals	1.5% NSR
Ashmore	Augusta Resource	1.5% NSR
Aviat One	Stornoway Diamond	1.0% GV
Barrow Lake and North Kellet River	Indicator Minerals/ Hunter Exploration	1.0% GV
Boothia Peninsula	Indicator Minerals	1.0% GV
Carswell Lake	Talisman Energy/ Capstone Mining	5.0% NSR
Churchill	Shear Minerals/ Stornoway Diamond	1.0% GV
Churchill West	Shear Minerals/ Stornoway Diamond	1.0% GV
Darby (Hayes River)	Indicator Minerals	1.0% GV
Denton Thornloe	Lake Shore Gold	1.5% NSR
Duverny	D'Arianne Resources	2.0% NSR [52]
Franquet	Campbell Resources	2.0% NSR [53] 3.0% NSR [53]

CANADA *(continued)*

MINE	OPERATOR	ROYALTY
Gauthier	Queenston Mining	3.0% NSR
Godfrey II	Moneta Porcupine Mines	2.0% NSR
Golden Bear	Goldcorp	2.0% NSR
Hickey's Pond	Krinor Resources	1.0% NSR
Hood River	Shear Minerals	1.0% GV
Jewel	Stornoway Diamond	1.0% GV
Joe Mann	Campbell Resources	1.8% to 3.6% NSR [54] 2.0% NSR [54]
Jubilee	Stornoway Diamond	1.0% GV
Kizmet	Brixton Metals	1.0% NSR
Lazy Edward Bay	JNR Resources	2.5% NSR
McKenzie Red Lake	Goldcorp	1.0% NSR
Mike Lake	Pitchblack Resources	2.0% NSR
Monument	New Nadine Explorations	1.0% GV
Motherlode Greyhound	Yukon-Nevada Gold	2.0% NSR
Nighthawk Lake	Imperial Metals/ Rainy Mountain Royalty/ Trillium North Minerals	2.5% NSR
Noyon	Campbell Resources	3.0% NSR
Qimmiq	Commander Resources	1.0% to 3.0% NSR 2.0% NSR 1.0% GV [55]
Railroad	Eastmain Resources	3.0% NSR
Rambler South	Krinor Resources	1.0% NSR
Scheelite Dome	Golden Predator	2.0% NSR
Shasta	Sable Resources	0.5% NSR
Tak	Silver Quest Resources	5.0% NSR
Voisey's Bay Diamonds	Vale	3.0% GV
Wilanour	Goldcorp	15.0% NPI
Yellowknife Lithium	Erex International	2.0% NPI

COLOMBIA

MINE	OPERATOR	ROYALTY
Marmato	Gran Colombia	5.0% NSR [56]

DOMINICAN REPUBLIC

MINE	OPERATOR	ROYALTY
Minera Hispanola	Energold Mining	0.40% NSR

FINLAND

MINE	OPERATOR	ROYALTY
Kettukuusikko	Taranis Resources	2.0% NSR
Naakenavaara	Taranis Resources	2.0% NSR

HONDURAS

MINE	OPERATOR	ROYALTY
Vueltas de Rio	Lundin	2.0% NSR

MEXICO

MINE	OPERATOR	ROYALTY
San Jeronimo	Goldcorp	2.0% NSR
Tropico	Skeena Resources	2.25% NSR

PERU

MINE	OPERATOR	ROYALTY
Alto Dorado	Candente Resources	2.5% NSR

TUNISIA

MINE	OPERATOR	ROYALTY
Trozza	Albidon	2.5% NSR

UNITED STATES

MINE	OPERATOR	ROYALTY
Ambrosia Lake	Uranium Energy	2.0% GV
Apex	Teck/Pennaroya Utah	3.0% NSR
BSC	US Gold	2.5% NSR
Buckhorn South	Barrick	16.5% NPI
Cooks Creek/ Ferris Creek	Barrick	1.5% NVR
Doby George	Western Exploration	2.0% NSR
Dottie	Minefinders	3.0% NSR
Fletcher Junction	Nevada Exploration	1.25% NSR
Hoosac	Timberline Resources	0.75% NSR
Horse Mountain	Barrick	0.25% NVR
Hot Pot	Nevada Exploration	1.25% NSR
ICBM	Timberline Resources	0.75% NSR
Keystone	Energy Fuels	2.0% NSR
Mule Canyon	Newmont	5.0% NSR
Oro Blanco	Minefinders	3.0% NSR
Reese River	Paramount Gold and Silver	2.0% NSR
Rye	Barrick	0.5% NSR
San Rafael	Rio Grande Resources	2.0% GV
Silver Cloud	Geologix Exploration	2.0% NSR
Simon Creek	Barrick	1.0% NSR
Trenton Canyon	Newmont	3.0% NSR [57] 10.0% NPI [57]
Uncle Sam	Millrock Resources	2.0% NSR
Windfall	Timberline Resources	3.20% NSR
Wood Gulch	Western Exploration	5.0% NSR
Woodruff Creek	US Gold	1.0% NSR

FOOTNOTES

PRODUCING PROPERTY FOOTNOTES

1. *Reserves have been reported by the operators as of December 31, 2010, with the exception of the following properties: Don Mario – August 2010; West Westonia, Southern Cross, South Laverton, Pine Cove, Mt. Goode, Inata, Gwalia, Balcooma and Avebury – June 2010; El Chanate and Mt. Milligan – October 2009; Caber and Canadian Malartic – December 2008; Schaft Creek – September 2008; Soledad Mountain – December 2007; Meekatharra (Yaloginda) and Meekatharra (Paddy's Flat) – September 2007.*

2. *Gold reserves were calculated by the operators at the following per ounce prices: $1,300 – Martha; A$1,350 – Kundip; $1,200 – El Limon and Dolores; A$1,250 – South Laverton and West Westonia; $1,000 – Inata, Bald Mountain, Cortez, Goldstrike, Holt, Kutcho Creek, Pascua-Lama, Robinson and Williams; $983 – Pine Cove; $950 – Leeville, Marigold, Peñasquito, Twin Creeks and Wharf; A$1,000 – Gwalia and Southern Cross; $900 – Gold Hill and Taparko; $875 – Mulatos; $870 – El Toqui; $825 – Canadian Malartic; $800 – El Chanate, Don Mario and Andacollo; $690 – Mt. Milligan; and $600 – Soledad Mountain. Schaft Creek is at a $5.05 net smelter return cut-off grade (metal price assumptions used by the operator were $658 per ounce gold; $10.00 per ounce silver; and $1.93 per pound copper). Wolverine is at an $80/tonne net smelter return cut-off grade (metal price assumptions used by the operator were $400 per ounce gold and $7.00 per ounce silver). No gold price was reported for Meekatharra (Paddy's Flat), Meekatharra (Yaloginda), Avebury or Balcooma.*

   Silver reserves were calculated by the operators at the following prices per ounce: $23.00 – Dolores; $20.00 – Martha; $16.50 – Kutcho Creek; $15.00 – Peñasquito Sulfide; $14.90 – Troy; $14.42 – El Toqui; $14.00 – Gold Hill; $12.50 – Don Mario; $12.00 – Soledad Mountain. Shaft Creek is at a $5.05 net smelter return cut-off grade (metal price assumptions used by the operator were $658 per ounce gold; $10.00 per ounce silver; and $1.93 per pound copper). Wolverine is at an $80/tonne net smelter return cut-off grade (metal price assumptions used by the operator were $400 per ounce gold and $7.00 per ounce silver). No silver price is available for Balcooma.

   Copper reserves were calculated by the operators at the following prices per pound: $3.02 – Troy; $2.97 – Voisey's Bay; $2.75 – Kutcho Creek; $2.50 – Robinson and Caber; $2.25 – Las Cruces; $2.00 – Pascua-Lama and Don Mario; $1.90 – Andacollo; $1.60 – Mt. Milligan and $1.50 – Johnson Camp. Shaft Creek is at a $5.05 net smelter return cut-off grade (metal price assumptions used by the operator were $658 per ounce gold; $10.00 per ounce silver; and $1.93 per pound copper). No copper price is available for Balcooma.

   Lead reserves were calculated by the operators at the following price per pound: $0.89 – El Toqui and $0.70 – Peñasquito and Caber. No lead price is available for Balcooma.

   Zinc reserves were calculated by the operators at the following price per pound: $1.10 – El Toqui; $1.00 – Peñasquito; $0.95 – Kutcho Creek and $0.80 – Peñasquito. No zinc price is available for Balcooma or Caber.

   Nickel reserve price was calculated by the operator at Voisey's Bay mine at $8.71 or lower per pound. No nickel reserve price is available for Avebury or Mt. Goode.

   Cobalt reserve price was calculated by the operator at $22.82 or lower per pound.

3. *Royalty and metal stream definitions are included in the glossary on page 27 of this annual report.*

4. *Set forth below are the definitions of proven and probable reserves used by the U.S. Securities and Exchange Commission.*

   "Reserve" is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

   "Proven (Measured) Reserves" are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and the grade is computed from the results of detailed sampling, and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that the size, shape, depth and mineral content of the reserves are well established.

   "Probable (Indicated) Reserves" are reserves for which the quantity and grade are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance of probable (indicated) reserves, although lower than that for proven (measured) reserves, is high enough to assume geological continuity between points of observation.

5. *Royal Gold has disclosed a number of reserve estimates that are provided by royalty operators that are foreign issuers and are not based on the U.S. Securities and Exchange Commission's definitions for proven and probable reserves. For Canadian issuers, definitions of "mineral reserve," "proven mineral reserve," and "probable mineral reserve" conform to the Canadian Institute of Mining, Metallurgy and Petroleum definitions of these terms as of the effective date of estimation as required by National Instrument 43-101 of the Canadian Securities Administrators. For Australian issuers, definitions of "mineral reserve," "proven mineral reserve," and "probable mineral reserve" conform with the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia, as amended ("JORC Code"). Royal Gold does not reconcile the reserve estimates provided by the operators with definitions of reserves used by the U.S. Securities and Exchange Commission.*

6. *The royalty rate is 75% until 910,000 payable ounces of gold have been produced; 50% thereafter. Gold is produced as a by-product of copper. There have been 46,000 cumulative payable ounces produced as of June 30, 2011.*

7. *Receipt of royalty revenue commenced in February 2010 for Voisey's Bay, Inata, Gwalia Deeps, Las Cruces and Skyline. Revenue commenced in April 2010 for the Andacollo mine; December 2010 for the Holt and Wolverine mines; and May 2011 for the Canadian Malartic mine.*

8. *Revenue and production figures reflect partial operation of the mine and mill due to a labor strike that began on August 1, 2009 and ended in February 2010.*

9. *Operator reports reserves by material type. Reserves represent combined oxide and sulfide ores.*

10. *NSR sliding-scale schedule (price of gold per ounce – royalty rate): Below $210 – 0.40%; $210 to $229.99 – 0.50%; $230 to $249.99 – 0.75%; $250 to $269.99 – 1.30%; $270 to $309.99 – 2.25%; $310 to $329.99 – 2.60%; $330 to $349.00 – 3.00%; $350 to $369.99 – 3.75%; $390 to $409.99 – 4.0%; $410 to $429.99 – 4.25%; $430 to $449.99 – 4.50%; $450 to $469.99 – 4.75%; $470 and higher – 5.00%.*

11. *NVR1 and GSR3 reserves are subsets of the reserves and additional mineralized material covered by GSR1 and GSR2.*

12. *The 2.0% GSR royalty applies to gold production from defined portions of the Taparko-Bouroum project area. The Company also owns a 0.75% GSR milling royalty that applies to ore that is mined outside of the defined area of the Taparko-Bouroum project that is processed through the Taparko facilities up to a maximum of 1.1 million tons per year.*

13. *The Company's royalty is subject to a 2.0 million ounce cap on gold production. There have been approximately 732,000 ounces of cumulative production, as of June 30, 2011. NSR sliding-scale schedule (price of gold per ounce – royalty rate): $0.00 to $299.99 – 1.0%; $300 to $324.99 – 1.50%; $325 to $349.99 – 2.0%; $350 to $374.99 – 3.0%; $375 to $399.99 – 4.0%; $400 or higher – 5.0%.*

14. *The operator does not report reserves by property in Australia. Therefore a portion of the reserves is not subject to Royal Gold's royalty interest.*

15. *The NSR sliding-scale royalty is capped once payments of approximately $17 million have been received. As of June 30, 2011, payments of $8.2 million for the sliding-scale NSR royalty have been recognized. The sliding-scale royalty pays at a rate of 2.0% when the average gold price is below $300 per ounce; 3.0% when the gold price is between $300 and $350 per ounce; and 4.0% when the gold price is above $350 per ounce.*

16. *NSR sliding-scale schedule (price of zinc per pound - royalty rate): $0.50 to below $0.55 – 1.0%; $0.55 to below 0.60 – 2.0%; $0.60 or higher – 3.0%. Gold is produced as a by-product of zinc.*

17. *NSR sliding-scale schedule (price of gold per ounce - royalty rate): $0.00 to under $350 - 0.0%; $350 to under $400 - 0.5%; $400 to under $500 - 1.0%; $500 or higher - 2.0%.*

18. *The royalty applies to 40% of production. The royalty rate is $1.44 per ton for the first 600,000 tons on which the royalty is paid, reducing to $0.72 per ton on*

FOOTNOTES

PRODUCING PROPERTY FOOTNOTES *(continued)*

600,000 to 800,000 tons and to $0.36 per ton above 800,000 tons, at a price above $23.00 per ton. A sliding-scale is applicable when the price of potash drops below $23.00 per ton. Given the current North American market price for potash, the complete sliding-scale schedule is not presented here. In addition, there is a $0.25 per ton royalty payable on certain production up to 600,000 tons.

19 By amendment dated June 2, 2011, but effective January 1, 2011, the royalty rate now ranges from 3.5% to 5.0%. NSR sliding-scale schedule (price of gold per ounce – royalty rate): Below $375 – 3.5%; >$375 to $400 – 4.0%; >$400 to $425 – 4.5%; >$425 and higher – 5.0%. All price points are stated in 1986 dollars and are subject to adjustment in accordance with a blended index comprised of labor, diesel fuel, industrial commodities and mining machinery.

20 NSR sliding-scale schedule (price of gold per ounce – royalty rate): $0.00 to $350 – 1.0%; above $350 – 1.5%.

21 Gold royalty rate is based on the price of silver, NSR sliding-scale schedule (price of silver per ounce - royalty rate): Below $5.00 - 0.0%; $5.00 to $7.50 - 3.778%; >$7.50 - 9.445%.

22 Figures reflect reserves associated with the entire property. The operator did not provide a detailed breakdown of the reserves and additional mineralized material subject to Royal Gold's royalty interest. Therefore, a portion of the reserves is not subject to Royal Gold's royalty interest.

23 The Company has not recognized revenue from this property since the acquisition of IRC in February 2010.

DEVELOPMENT PROPERTY FOOTNOTES

24 The operators at Avebury, Bundarra, Legacy, Rambler North, Reedys Burnakura, Relief Canyon and Tambor did not report reserve information.

25 Royalty pays 1.0% for the first 250,000 ounces of production and then 1.5% for production above 250,000 ounces.

26 The A$10 per ounce royalty applies on production above 50,000 ounces.

27 Reedys Burnakura sliding-scale royalty applies to cumulative production above 300,000 ounces. Once 300,000 ounces have been produced, the royalty rate is 1.5% NSR for the first 75,000 ounces per year and 2.5% NSR above 75,000 ounces per year.

28 25% of payable gold with a fixed cost of $400 per ounce until 550,000 ounces are delivered to Royal Gold; $450 thereafter.

29 Royalty applies to all gold production from an area of interest in Chile. Only that portion of the reserves pertaining to our royalty interest in Chile is reflected here. Approximately 20% of the royalty is limited to the first 14.0 million ounces of gold produced from the project. Also, 24% of the royalty can be extended beyond 14.0 million ounces produced for $4.4 million. In addition, a one-time payment totaling $8.4 million will be made if gold prices exceed $600 per ounce for any six-month period within the first 36 months of commercial production.

30 NSR sliding-scale schedule (price of gold per ounce - royalty rate): less than or equal to $325 – 0.78%; $400 – 1.57%; $500 – 2.72%; $600 – 3.56%; $700 – 4.39%; greater than or equal to $800 – 5.23%.

31 Royalty applies to all copper production from an area of interest in Chile. Only that portion of the reserves pertaining to our royalty interest in Chile is reflected here. This royalty will take effect after January 1, 2017.

32 Royal Gold has signed an agreement to sell its interests for $4.0 million. The final payment will be made in December 2011.

33 The sliding-scale NSR royalty will pay 2.0% when the price of gold is above $350 per ounce and 1.0% when the price of gold falls to $350 per ounce or below. The 0.9% NSR applies to the MACE claims.

34 Round Mountain, a joint venture between Kinross and Barrick, has the right, at any time, to purchase the royalty interest for $10.0 million less any royalty payments paid prior to the purchase option being exercised. The royalty is subject to a minimum royalty payment of $100,000 per year.

35 Royalty interest covers the majority of six sections of land, containing a number of open pits but does not cover the current mining in the Basalt/Antler area.

EVALUATION PROPERTY FOOTNOTES

36 Royal Gold considers and categorizes an exploration stage property to be an "evaluation stage" property if additional mineralized material has been identified on the property but reserves have yet to be identified. The U.S. Securities and Exchange Commission does not recognize the term "mineralized material." Investors are cautioned not to assume that any part or all of the mineralized material identified on these properties will ever be converted into reserves.

37 Royalty applies to production above 40,000 ounces.

38 The sliding-scale royalty applies to cumulative production at both the Burnakura and Reedys Meekatharra properties above 300,000 ounces. Once 300,000 ounces have been produced, the royalty rate is 1.5% NSR for the first 75,000 ounces per year and 2.5% NSR above 75,000 ounces per year. The 1.0% NSR applies to the Rand area. The 1.5% fixed rate NSR does not apply to the Burnakura area.

39 Royalty calculation is 0.75 x AUD$Au price/AUD$470 x grade/2.5 g/t. Royal Gold's share of the royalty is 44.85% of the calculated royalty figure. At an AUD$1000 per ounce gold price and 2 g/t grade, the royalty calculates to AUD$0.5726 per tonne.

40 Orezone has the right to buy back up to 2.0% of the royalty for US$2.0 million.

41 Royalty rate is 1.95% on Goose Lake and 2.35% on George Lake.

42 Royalty on George Lake applies to production above 800,000 ounces. Royalty on Goose Lake applies to production above 400,000 ounces.

43 For the first royalty, the 0.75% royalty applies to gold and silver and the 1.00% royalty applies to platinum group elements, copper and nickel. For the second royalty, the 0.5% NSR applies to gold, silver, platinum group elements, copper and nickel. For the third royalty, the 1.25% applies to gold and silver and the 1.5% royalty applies to platinum group elements, copper and nickel. These royalties become payable on commercial production once capital repayment has been made at the project.

44 A $325,000 payment is due upon production of the first 100,000 ounces. Once production reaches 200,000 ounces, the royalty begins paying at the following rate schedule (price of gold per ounce – royalty rate): $0.00 to $425 – 1.0%; $425 and above – 2.0%.

45 Royalty rate is 3.0% on Homestake and Emerald unpatented claims; 1.0% on Emerald patented claims.

46 Royalty is payable per pound of uranium produced above eight million pounds.

47 Royalty rate is 1.0% for each ton of ore at a NSR value of less than $115 per ton of ore; 2.0% for each ton of ore at a NSR value between $115 and $135 per ton of ore, and 3.0% for each ton of ore at a NSR value greater than $135 per ton of ore.

EXPLORATION PROPERTY FOOTNOTES

48 Royalty paid on dollars per tonne of ore above 50,000 tonnes up to 500,000 tonnes.

49 Royalty applies on production above 10,000 ounces.

50 Royalty rate is 2.0% for gold and 1.5% for all other metals.

51 Royalty rate is 4.0% for grades at 1.5 g/t or less and 2.5% at grades above 1.5 g/t.

52 Royalty applies to 15% of production until $1.76 million has been paid. The 2.0% NSR royalty applies to production thereafter.

53 The 2.0% NSR royalty applies to production from an area of the property referred to as the "GeoNova Properties" and the 3.0% NSR royalty applies to production from an area of the property referred to as the "Homestake Properties."

54 Sliding-scale royalty only applies to gold production. The 2.0% NSR royalty applies to silver and copper.

55 The 1.0% to 3.0% NSR sliding-scale royalty only applies to gold production. The 2.0% NSR royalty applies to commercial production of all minerals excluding diamonds and industrial minerals. The 1.0% GV royalty applies to commercial production of all diamonds and industrial minerals.

56 Royal Gold acquired this property in the Battle Mountain transaction. The parties claiming interests in the mining concessions subject to this royalty have disputed any royalty obligation.

57 The 3.0% NSR applies to gold. The 10.0% NPI applies to all other minerals.

CORPORATE RESPONSIBILITY

Royal Gold is committed to preserving and protecting the environment, promoting the health and safety of its employees, respecting local cultures and values, and being an exemplary international corporate citizen. Although Royal Gold does not control or operate any of the properties where we hold royalty interests, we do expect and encourage the operators of such properties to conduct their activities in a responsible manner.

As demonstrated by our membership in the World Gold Council, an associate member of the International Council on Mining and Metals ("ICMM"), Royal Gold supports the ten ICMM principles that seek continual improvement in sustainable development performance. In fiscal 2011, 60% of our revenue from primary gold producing companies was derived from World Gold Council member companies that also support the ICMM principles.

THE GOLD MARKET[1]



GOLD PRICE

The average gold price in calendar year 2010 increased 26% to $1,224.25 as continued economic and political uncertainties, together with increased demand in all sectors, contributed to the ninth straight year of increased value. Annual gold demand grew 11% to 129 million ounces, a 10-year high, valued at $157 billion. For Royal Gold's fiscal year ended June 30, 2011, the gold price started the year at $1,234 and ended at $1,505.50. Also during this period, the London PM gold fixing reached an all-time high of $1,552.50 on June 22, 2011.

CALENDAR YEAR 2010

The positive performance for gold reflected strong growth in jewelry demand due to a significant comeback in the Indian market, a modest increase in private investment demand and a shift in central bank investment flows. Year over year, physical bar investment grew by approximately 75%, the highest figure over the past decade and more than triple the demand five years ago. Despite a decreased demand in ETFs and similar products over the previous year, it was still the second highest year on record for this investment category. Approximately, 11.8 million ounces were added to ETF holdings, with collective holdings at the end of calendar 2010 estimated to be approximately 69 million ounces. Despite higher prices, fabrication demand for gold increased in 2010, from 71.5 million ounces to 80 million ounces, of which 65 million ounces were attributable to jewelry manufacturing. In sum, total gold demand for calendar 2010, excluding central banks, was 129 million ounces, 62% of which was attributable to fabrication requirements and the remainder to investment activity.

Central banks became net purchasers of gold for the first time in over two decades adding 10.2 million ounces to their reserves. There were two significant forces behind this new trend. One is that the rapidly growing emerging markets became substantial buyers for the first time and the second factor is that European central banks, which hold significant amounts of gold in their external reserves, were less inclined to sell in the wake of the global financial and European sovereign debt crises. Russia led the emerging market economies with purchases of 4.5 million ounces. Some market experts believe that China may also have continued to buy local mine production, which it has done regularly in the past. Excluding the International Monetary Fund, the top five central bank gold owners, as of December 2010, are the United States, Germany, Italy, France and China. While the first four of these countries hold gold that, on average, equals 72% of their foreign exchange reserves, China's total holdings represent less than 1.7% of their total reserves.

In terms of supply for 2010, mine production of 87 million ounces represented the largest portion of total gold supply of 134 million ounces, with the remainder provided by scrap, recycling or producer de-hedging. This was a 4% increase in mine production over the previous year. China was the world's biggest gold producer in 2010, with 11.3 million ounces of production, followed by Australia, which mined 8.4 million ounces of gold. The United States was third, mining 7.5 million ounces, and Russia narrowly overtook South Africa as the number four miner with 6.5 million ounces. South African production fell by 7.5 percent, lagging Russia by four thousand ounces.

SIX MONTHS TO JUNE 30, 2011

In the first six months of 2011, the gold price continued to rise, increasing to an average of $1,444.00 versus an average price of $1,153.00 for the comparable period in 2010. The second quarter ended June 30, 2011, showed healthy levels of demand across all sectors. Strong growth in jewelry and technology demand was offset by a decline in ETF demand from the record levels in the second quarter of 2010. Total demand for the six months ended June 30, 2011 was 61 million ounces, a decrease of 5% over the comparable 2010 period. Compared with the first half of 2010, jewelry demand rose to 53% of total demand from 47%, technology demand was stable at 12% for both periods and private investment demand decreased to 35% from 41%. Total supply of gold through the first half of 2011 was 62 million ounces, down 4% from the same period last year as higher mine production was more than offset by official sector purchases. The central banks remained net buyers of gold, purchasing 6.2 million ounces or nearly three times the 2.3 million ounces purchased in the first half of 2010. The buying was concentrated among emerging economies, which remain largely underweight in their allocation of gold compared with larger, more developed countries.

ORGANIZATIONAL INVOLVEMENT

Royal Gold is an active participant in organizations involved in promoting the mining industry and the use of gold. The Company is a member of the World Gold Council, and is represented by its President and Chief Executive Officer on the board of the National Mining Association, by its Vice President of Operations on the boards of the Nevada and Colorado Mining Associations; and by its Chief Financial Officer and Treasurer on the board of the Northwest Mining Association.

For more information on gold, you can visit the following web sites:

World Gold Council - www.gold.org
National Mining Association - www.nma.org
Nevada Mining Association - www.nevadamining.org
Colorado Mining Association – www.coloradomining.org
Minerals Information Institute – www.mii.org

1 *This information is derived from the World Gold Council and GFMS and represents the data and opinions of those sources. Royal Gold has not verified this data and presents this information as a representative overview of views on the gold business from gold industry sources. No assurance can be given that this data or these opinions will prove accurate. Investors are urged to reach their own conclusions regarding the gold market.*

NON-GAAP FINANCIAL MEASURES

The Company computes and discloses free cash flow and adjusted EBITDA. Free cash flow and adjusted EBITDA are non-GAAP financial measures. Free cash flow is defined by the Company as operating income plus depreciation, depletion and amortization, non-cash charges, and any impairment of mining assets, less non-controlling interests in operating income of consolidated subsidiaries. Adjusted EBITDA is defined by the Company as net income plus depreciation, depletion and amortization, non-cash charges, income tax expense, interest and other expense, and any impairment of mining assets, less non-controlling interests in operating income of consolidated subsidiaries, interest and other income, and any royalty portfolio restructuring gains. Other companies may define and calculate these measures differently. Management believes that free cash flow and adjusted EBITDA are useful measures of performance of our royalty portfolio. Free cash flow and adjusted EBITDA identify the cash generated in a given period that will be available to fund the Company's future operations, growth opportunities, shareholder dividends and to service the Company's debt obligations. Free cash flow and adjusted EBITDA, as defined, are most directly comparable to operating income and net income, respectively, in the Company's Statements of Operations. Below is a reconciliation of our non-GAAP financial measures:

FREE CASH FLOW RECONCILIATION

	For the Fiscal Years Ended June 30,				
(Unaudited, in thousands)	**2011**	**2010**	**2009**	**2008**	**2007**
Operating income	$ 118,925	$ 41,035	$ 27,292	$ 32,982	$ 28,506
Depreciation, depletion and amortization	67,399	53,793	32,578	18,364	8,269
Non-cash employee stock compensation	6,494	7,279	2,921	2,869	2,663
Non-controlling interests in operating income of consolidated subsidiaries	(2,646)	(2,039)	(1,085)	(1,352)	(1,522)
Free cash flow	$ 190,172	$ 100,068	$ 61,706	$ 52,863	$ 37,916

ADJUSTED EBITDA RECONCILIATION

	For the Fiscal Years Ended June 30,				
(Unaudited, in thousands)	**2011**	**2010**	**2009**	**2008**	**2007**
Net income	$ 77,299	$ 29,422	$ 41,357	$ 25,395	$ 21,242
Interest and other expense	7,740	3,809	984	1,729	1,973
Interest and other income	(5,088)	(6,360)	(3,192)	(6,742)	(4,258)
Income tax expense	38,974	14,164	21,857	12,050	9,549
Depreciation, depletion and amortization	67,399	53,793	32,578	18,364	8,269
Royalty portfolio restructuring gain	-	-	(33,714)	-	-
Loss from equity investment	-	-	-	550	-
Non-cash employee stock compensation	6,494	7,279	2,921	2,869	2,663
Non-controlling interests in operating income of consolidated subsidiaries	(2,646)	(2,039)	(1,085)	(1,352)	(1,522)
Adjusted EBITDA	$ 190,172	$ 100,068	$ 61,706	$ 52,863	$ 37,916

GLOSSARY

Concentrate: The clean product recovered in froth flotation.

Contained gold returned (CGR) royalty: A royalty in which payments are made on contained ounces rather than recovered ounces.

Fixed-rate royalty: A royalty rate that stays constant.

Grade: The metal content of ore. With precious metals, grade is expressed as troy ounces per ton of ore or as grams per tonne of ore. A "troy" ounce is one-twelfth of a pound.

Gross smelter return (GSR) royalty: A defined percentage of the gross revenue from a resource extraction operation, less, if applicable, certain contract-defined costs paid by or charged to the operator.

Gross value (GV) royalty: A defined percentage of the gross revenue from a resource extraction operation, less certain contract-defined costs, if any.

Heap leach: A method of recovering gold or other metals from ore placed on an impervious pad, whereby a dilute leaching solution is allowed to percolate through the heap, dissolving the metal, which is subsequently captured and recovered.

Metal streaming: A metal purchase agreement that provides, in exchange for an upfront deposit payment, the right to purchase all or a portion of one or more metals produced from a mine, at a price determined for the life of the transaction by the purchase agreement.

Milling royalty: A royalty on ore throughput at a mill.

Mineralized material: That part of a mineral system that has potential economic significance but is not included in the proven and probable ore reserve estimates until further drilling and metallurgical work is completed, and until other economic and technical feasibility factors based upon such work have been resolved.

Net profits interest (NPI) royalty: A defined percentage of the gross revenue from a resource extraction operation, after recovery of certain contract-defined pre-production costs, and after a deduction of certain contract-defined mining, milling, processing, transportation, administrative, marketing and other costs.

Net smelter return (NSR) royalty: A defined percentage of the gross revenue from a resource extraction operation, less a proportionate share of incidental transportation, insurance, refining and smelting costs.

Net value royalty (NVR): A defined percentage of the gross revenue from a resource extraction operation, less certain contract-defined transportation costs, milling costs and taxes.

Probable reserve: Ore reserves for which quantity and grade are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume geological continuity between points of observation. (See footnotes 4 and 5 on page 22.)

Proven reserve: Ore reserves for which: (a) the quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and grade is computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established. (See footnotes 4 and 5 on page 22.)

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are categorized as proven or probable reserves. (See separate definitions.)

Royalty: The right to receive a percentage or other denomination of mineral production from a mining operation.

Ton: A unit of weight equal to 2,000 pounds or 907.2 kilograms.

Tonne: A unit of weight equal to 2,204.6 pounds or 1,000 kilograms.

ROYAL GOLD 2011

FORM 10-K

WORLD CLASS ROYALTY COMPANY



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended June 30, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From to

Commission File Number 001-13357

Royal Gold, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**84-0835164** (I.R.S. Employer Identification No.)
1660 Wynkoop Street, Suite 1000 **Denver, Colorado** (Address of Principal Executive Offices)	**80202** (Zip Code)

Registrant's telephone number, including area code: **(303) 573-1660**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, $0.01 par value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

(Check one): Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate market value of the voting common stock held by non-affiliates of the registrant, based upon the closing sale price of Royal Gold common stock on December 31, 2010, as reported on the NASDAQ Global Select Market was $2,779,919,388. There were 54,542,852 shares of the Company's common stock, par value $0.01 per share, outstanding as of August 8, 2011. In addition, as of such date, there were 855,795 exchangeable shares of RG Exchangeco Inc., a subsidiary of registrant, outstanding which are exchangeable at any time into shares of the Company's common stock on a one-for-one basis and entitle their holders to dividend and other rights economically equivalent to those of the Company's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2011 Annual Meeting of Stockholders scheduled to be held on November 16, 2011, and to be filed within 120 days after June 30, 2011, are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this Annual Report on Form 10-K.

INDEX

		PAGE
PART I.		
ITEM 1.	Business	1
ITEM 1A.	Risk Factors	6
ITEM 1B.	Unresolved Staff Comments	15
ITEM 2.	Properties	15
ITEM 3.	Legal Proceedings	28
ITEM 4.	(Removed and Reserved)	28
PART II.		
ITEM 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	29
ITEM 6.	Selected Financial Data	30
ITEM 7.	Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations	30
ITEM 7A.	Quantitative and Qualitative Disclosures About Market Risk	45
ITEM 8.	Financial Statements and Supplementary Data	46
ITEM 9.	Changes In and Disagreements with Accountants on Accounting and Financial Disclosure	81
ITEM 9A.	Controls and Procedures	81
ITEM 9B.	Other Information	83
PART III.		
ITEM 10.	Directors, Executive Officers and Corporate Governance	83
ITEM 11.	Executive Compensation	83
ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	83
ITEM 13.	Certain Relationships and Related Transactions, and Director Independence	83
ITEM 14.	Principal Accountant Fees and Services	84
PART IV.		
ITEM 15.	Exhibits and Financial Statement Schedules	84
SIGNATURES		85
EXHIBIT INDEX		87

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This document (including information incorporated herein by reference) contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which involve a degree of risk and uncertainty due to various factors affecting Royal Gold, Inc. and its subsidiaries. For a discussion of some of these factors, see the discussion in Item 1A, Risk Factors, of this report. In addition, please see our note about forward-looking statements included in Item 7, Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations ("MD&A"), of this report.

PART I

ITEM 1. BUSINESS

Overview

Royal Gold, Inc. ("Royal Gold", the "Company", "we", "us", or "our"), together with its subsidiaries, is engaged in the business of acquiring and managing precious metals royalties and similar interests. Royalties are passive (non-operating) interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any. We seek to acquire existing royalties or to finance projects that are in production or in development stage in exchange for royalties or similar interests. We are engaged in a continual review of opportunities to acquire existing royalties, to create new royalties or similar interests through the financing of mine development or exploration, or to acquire companies that hold royalties or similar interests. We currently, and generally at any time, have acquisition opportunities in various stages of active review, including, for example, our engagement of consultants and advisors to analyze particular opportunities, analysis of technical, financial and other confidential information, submission of indications of interest, participation in preliminary discussions and involvement as a bidder in competitive auctions.

As of June 30, 2011, the Company owns royalties on 36 producing properties, 21 development stage properties and 128 exploration stage properties, of which the Company considers 38 to be evaluation stage projects. The Company uses "evaluation stage" to describe exploration stage properties that contain mineralized material and on which operators are engaged in the search for reserves. We do not conduct mining operations, nor are we required to contribute to capital costs (except as contractually obligated to as part of the Mt. Milligan transaction described below), exploration costs, environmental costs or other mining costs on the properties in which we hold royalty interests. During the fiscal year ended June 30, 2011, we focused on the management of our existing royalty interests and the acquisition of royalty and similar interests.

As discussed in further detail throughout this report, some significant developments to our business during fiscal year 2011 were as follows:

(1) Our royalty revenues increased 59% to $216.5 million, compared with $136.6 million during fiscal year 2010;

(2) We acquired the right to purchase 25% of the payable gold produced from the Mt. Milligan copper-gold project located in British Columbia, Canada;

(3) We acquired an additional 0.75% Net Smelter Return sliding-scale royalty on the Pascua-Lama project located on the border between Argentina and Chile;

(4) We made an investment in Seabridge Gold, Inc. ("Seabridge") and obtained an option to acquire up to a 2% Net Smelter Return royalty on their Kerr-Sulphurets-Mitchell project located in British Columbia, Canada; and

(5) We increased our calendar year dividend to $0.44 per basic share, which is paid in quarterly installments throughout calendar year 2011. This represents a 22% increase compared with the dividend paid during calendar year 2010.

Certain Definitions

Additional Mineralized Material: Additional mineralized material is that part of a mineral system that has potential economic significance but cannot be included in the proven and probable ore reserve estimates until further drilling and metallurgical work is completed, and until other economic and technical feasibility factors based upon such work have been resolved. The Securities and Exchange Commission (the "SEC") does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Gross Proceeds Royalty (GPR): A royalty in which payments are made on contained ounces rather than recovered ounces.

Gross Smelter Return (GSR) Royalty: A defined percentage of the gross revenue from a resource extraction operation, in certain cases reduced by certain contract-defined costs paid by or charged to the operator.

g/t: A unit representing grams per tonne.

Metal Streaming: A metal purchase agreement that provides, in exchange for an upfront deposit payment, the right to purchase all or a portion of one or more metals produced from a mine, at a price determined for the life of the transaction by the purchase agreement.

Net Profits Interest (NPI): A defined percentage of the gross revenue from a resource extraction operation, after recovery of certain contract-defined pre-production costs, and after deduction of certain contract-defined mining, milling, processing, transportation, administrative, marketing and other costs.

Net Smelter Return (NSR) Royalty: A defined percentage of the gross revenue from a resource extraction operation, less a proportionate share of incidental transportation, insurance, refining and smelting costs.

Net Value Royalty (NVR): A defined percentage of the gross revenue from a resource extraction operation, less certain contract-defined transportation costs, milling costs and taxes.

Proven (Measured) Reserves: Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and the grade is computed from the results of detailed sampling, and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that the size, shape, depth and mineral content of the reserves are well established.

Probable (Indicated) Reserves: Reserves for which the quantity and grade are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance of probable (indicated) reserves, although lower than that for proven (measured) reserves, is high enough to assume geological continuity between points of observation.

Payable Metal: Ounces or pounds of metal in concentrate payable to the operator after deduction of a percentage of metal in concentrate that is paid to a third-party smelter pursuant to smelting contracts.

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Royalty: The right to receive a percentage or other denomination of mineral production from a resource extraction operation.

Ton: A unit of weight equal to 2,000 pounds or 907.2 kilograms.

Tonne: A unit of weight equal to 2,204.6 pounds or 1,000 kilograms.

Recent Business Developments

Investment in Seabridge Gold, Inc. and the Kerr-Sulphurets-Mitchell Project

On June 16, 2011, the Company, through its wholly-owned subsidiary RG Exchangeco, Inc., (formerly known as RGLD Gold Canada, Inc.), entered into a Subscription Agreement and an Option Agreement with Seabridge, pursuant to which the Company acquired 1,019,000 common shares ("Initial Shares") of Seabridge, approximately 2% of Seabridge's issued and outstanding common stock, in a private placement for $30.7 million (C$30.0 million) at a per share price equal to $30.14 (C$29.44), which represented a premium of 15% to the volume weighted-average trading price of Seabridge common shares on the Toronto Stock Exchange ("TSX") for a five day trading period that ended June 14, 2011.

Pursuant to the Option Agreement, if the Company holds the Initial Shares for a period of 270 days, the Company will have the option to acquire a 1.25% NSR royalty (the "Initial Royalty") on all of the gold and silver production from the Kerr-Sulphurets-Mitchell project (the "Project") in northwest British Columbia, Canada. The purchase price of the Initial Royalty is C$100 million, payable in three installments over a 540 day period, subject to currency exchange rate adjustments.

Pursuant to the Option Agreement, the Company also has an option, exercisable until December 29, 2012, to acquire, in a private placement, additional common shares of Seabridge in an amount up to C$18 million (the "Subsequent Shares"). The purchase price for the Subsequent Shares will be a 15% premium to the volume weighted-average trading price of the Seabridge common shares on the TSX for the specified period. If the Company exercises its option to acquire the Subsequent Shares and holds the Subsequent Shares for a period of 270 days, the Company will have the option to increase the Initial Royalty to a 2.0% NSR royalty (the "Increased Royalty") for a purchase price of C$60 million, payable in three installments over a 540 day period, subject to currency exchange rate adjustments.

The options to acquire the Initial Royalty and the Increased Royalty will remain exercisable by the Company for 60 days following the Company's satisfaction that, among other things, the Project has received all material approvals and permits and that Seabridge has demonstrated that it has sufficient funding for construction of and commencement of commercial production from the Project. Pursuant to the Option Agreement, proceeds of the exercise of the Initial Royalty and the Increased Royalty will be used by Seabridge to develop and construct the Project.

Mt. Milligan Gold Stream Acquisition

On October 20, 2010, the Company entered into a Purchase and Sale Agreement (the "Purchase and Sale Agreement") pursuant to which a wholly-owned subsidiary of the Company, RGLD Gold AG (formerly known as RGL Royalty AG), acquired the right to 25% of the payable gold produced from the Mt. Milligan copper-gold project in British Columbia (the "Gold Purchase Transaction") from Terrane Metals Corp. ("Terrane"), a wholly-owned subsidiary of Thompson Creek Metals Company Inc. ("Thompson Creek"). The parties entered into the Purchase and Sale Agreement and consummated the Gold Purchase Transaction concurrently with the consummation of Thompson Creek's acquisition of Terrane.

Pursuant to the Purchase and Sale Agreement, RGLD Gold AG paid $226.5 million at the closing of the Gold Purchase Transaction. In the future, upon satisfaction of certain conditions set forth in the Purchase and Sale Agreement, RGLD Gold AG will make additional payments (each, an "Additional Payment") to Terrane in an amount not to exceed $85 million in the aggregate to fund a portion of the development costs of the Mt. Milligan project. Upon commencement of production at the Mt. Milligan project, RGLD Gold AG will purchase 25% of the payable gold with a cash payment equal to the lesser of $400 or the prevailing market price for each payable ounce of gold until 550,000 ounces have been delivered to RGLD Gold AG, and the lesser of $450 or the prevailing market price for each additional ounce thereafter.

The Company did not make any Additional Payments to Thompson Creek during the fiscal year ended June 30, 2011.

Acquisition of Additional Royalty Interests at Pascua-Lama

On July 1, 2010, the Company entered into two separate assignment of rights agreements with two private Chilean citizens whereby Royal Gold acquired an additional 0.75% NSR sliding-scale royalty on the Pascua-Lama project, which is owned and operated by Barrick Gold Corporation ("Barrick") and located on the border between Argentina and Chile, for a purchase price of $53 million. As a result of the acquisitions, Royal Gold's total gold NSR royalty interest in the Pascua-Lama project increased to 5.23%, at gold prices above $800 per ounce. Pursuant to the assignment of rights agreements, Royal Gold also acquired a 0.20% fixed-rate NSR copper royalty that takes effect after January 1, 2017, increasing Royal Gold's copper royalty interest in the Pascua-Lama project to 1.05%.

In addition, Royal Gold has obtained certain contingent rights and reduced certain obligations with respect to the portion of the Pascua-Lama royalty acquired in the IRC transaction in February 2010. Upon the acquisitions mentioned above, we (i) reduced the contingent payments from $10.4 million to $8.4 million due from Royal Gold to certain individuals who held the royalty if gold prices exceed $600 per ounce for any six month period during the first 36 months of commercial production from the project, and (ii) decreased payments due from Royal Gold to these individuals from $6.4 million to $4.4 million that would be required to extend 24% of our royalty interest beyond 14 million ounces of production from the project. Royal Gold also increased its interest in two one-time payments from $0.5 million to $1.5 million which are payable by Barrick upon the achievement of certain production thresholds at Pascua-Lama.

Siguiri

The Siguiri royalty was subject to a dollar cap of approximately $12.0 million and was considered principal to our business during fiscal year 2010. The dollar cap on the Siguiri royalty was met during the quarter ended December 31, 2010. The Company received its final royalty payment in February 2011.

Taparko

During the quarter ended September 30, 2010, the $35 million cap associated with TB-GSR1 was achieved and the 2.0% GSR royalty (TB-GSR3) became effective. The 15% TB-GSR1 and 0%-10% sliding-scale TB-GSR2 royalties, which were principal to our business terminated upon receipt of the remaining amounts due under the $35 million cap, which occurred in October 2010. The TB-GSR3 royalty covers all gold produced from the Taparko mine. TB-MR1, a 0.75% GSR milling royalty which applies to ore that is mined outside of the defined area of the Taparko project, also remains in effect. The Company does not consider the TB-GSR3 and TB-MR1 royalties at Taparko to be principal (see Item 2, Properties) to our business.

On January 17, 2011, the Company released its security interests in certain collateral that it held pursuant to the Amended and Restated Funding Agreement dated February 22, 2006 (the "Funding Agreement") between the Company and Somita SA ("Somita"), a 90% owned subsidiary of High River Gold Mines Ltd. ("High River") and the operator of the Taparko mine. Following discussions with High River concerning the results of certain production and performance related tests, the Company agreed to release its security interests in the collateral held pursuant to the Funding Agreement, and High River agreed, among other things, to provide certain insurance coverage on the Taparko mine for the benefit of Royal Gold.

Our Operational Information

Operating Segments, Geographical and Financial Information

We manage our business under one operating segment, consisting of the acquisition and management of royalties and similar interests. Royal Gold's royalty revenue and long-lived assets (royalty interests in mineral properties, net) are geographically distributed as shown in the following table.

	Royalty Revenue			Royalty Interests in Mineral Property, net		
	Fiscal Year Ended June 30,			Fiscal Year Ended June 30,		
	2011	2010	2009	2011	2010	2009
United States	24%	40%	56%	3%	5%	13%
Chile	21%	4%	1%	40%	42%	6%
Canada	19%	4%	2%	36%	27%	19%
Mexico	18%	15%	15%	11%	13%	45%
Africa[1]	9%	29%	21%	2%	2%	8%
Australia	5%	5%	2%	5%	6%	6%
Other	4%	3%	3%	3%	5%	3%

(1) Consists of royalties on properties in Burkina Faso and Guinea.

Our financial results are primarily tied to the price of gold, silver, copper, nickel and other metals, as well as production from our producing royalty interests as discussed further herein.

Competition

The mining industry in general and the royalty segment in particular are competitive. We compete with other royalty companies, mine operators and financial buyers in efforts to acquire existing royalties and with the lenders, investors and royalty and streaming companies providing financing to operators of mineral properties in our efforts to create new royalties. Many of our competitors in the lending and mining business are larger than we are and have greater resources and access to capital than we have. Key competitive factors in the royalty acquisition and financing business include the ability to identify and evaluate potential opportunities, transaction structure and consideration, and access to capital.

Regulation

Like all mining operations, the operators of the mines that are subject to our royalties must comply with environmental laws and regulations promulgated by federal, state and local governments including, but not limited to, the National Environmental Policy Act; the Comprehensive Environmental Response, Compensation and Liability Act; the Clean Air Act; the Clean Water Act; the Hazardous Materials Transportation Act; and the Toxic Substances Control Act. Mines located on public lands in the United States are subject to the General Mining Law of 1872 and are subject to comprehensive regulation by either the United States Bureau of Land Management (an agency of the United States Department of the Interior) or the United States Forest Service (an agency of the United States Department of Agriculture). The mines also are subject to regulations of the United States Environmental Protection Agency ("EPA"), the United States Mine Safety and Health Administration and similar state and local agencies. Operators of mines that are subject to our royalties in other countries are obligated to comply with similar laws and regulations in those jurisdictions. Although we are not responsible as a royalty owner for ensuring compliance with these laws and regulations, failure by the operators of the mines on which we have royalties to comply with applicable laws, regulations and permits can result in injunctive action, damages and civil and criminal penalties on the operators which could reduce or eliminate production from the mines and thereby reduce or eliminate the royalties we receive and negatively affect our financial condition.

Corporate Information

We were incorporated under the laws of the State of Delaware on January 5, 1981. Our executive offices are located at 1660 Wynkoop Street, Suite 1000, Denver, Colorado 80202; our telephone number is (303) 573-1660.

Available Information

Royal Gold maintains an internet website at www.royalgold.com. Royal Gold makes available, free of charge, through the Investor Relations section of its website, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with the SEC. Our SEC filings are available from the SEC's internet website at www.sec.gov which contains reports, proxy and information statements and other information regarding issuers that file electronically. These reports, proxy statements and other information may also be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The charters of Royal Gold's key committees of the Board of Directors and Royal Gold's Code of Business Conduct and Ethics are also available on the Company's website. Any of the foregoing information is available in print to any stockholder who requests it by contacting Royal Gold's Investor Relations Department at (303) 573-1660.

Company Personnel

We currently have 21 employees, all of whom are located in Denver, Colorado. Our employees are not subject to a labor contract or a collective bargaining agreement. We consider our employee relations to be good.

We also retain independent contractors to provide consulting services, relating primarily to geologic and geophysical interpretations and also relating to such metallurgical, engineering, and other technical matters as may be deemed useful in the operation of our business.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Our business, financial condition, results of operations and cash flows could be materially adversely affected by any of these risks. The market or trading price of our securities could decline due to any of these risks. In addition, please see our note about forward-looking statements included in Part II, Item 7, MD&A, of this report. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Related to Our Business

We own passive interests in mining properties, and it is difficult or impossible for us to ensure properties are operated in our best interest.

All of our current revenue is derived from royalties on properties operated by third parties. Royalty holders typically have no authority for or control over decisions regarding development or operation of properties on which they hold royalty interests. We have limited or no legal rights to influence those decisions on our royalty properties.

Our strategy of having third parties operate properties on which we retain a royalty or other passive interest exposes us to the risks created by decisions made by the operators regarding all operating matters, including permitting, feasibility analysis, mine design and operation, processing, plant and equipment matters and temporary or permanent suspension of operations, among others. These decisions are likely to be motivated by the best interests of the operator rather than to maximize royalties. When we create new royalties, we attempt to secure contractual rights, such as audit or access rights, that will permit us to protect our interests, but there can be no assurance that such rights will always be available or sufficient, or that our efforts will be successful in affecting the operation of the properties in which we have royalty interests in ways that would be beneficial to our stockholders.

Volatility in gold, silver, copper, nickel and other metal prices may have an adverse impact on the value of our royalty interests and reduce our royalty revenues. Certain of our royalty contracts have features that may amplify the negative effects of a drop in commodity prices.

The profitability of our royalty interests is directly related to the market price of gold, silver, copper, nickel and other metals. Market prices may fluctuate widely and are affected by numerous factors beyond the control of any mining company, including metal supply, industrial and jewelry fabrication and investment demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and other currencies, interest rates, gold purchases, sales and loans by central banks, forward sales by metal producers, global or regional political, economic or banking conditions, and a number of other factors. If gold, silver, copper, nickel and certain other metal prices drop dramatically, we might not be able to recover our initial investment in royalty interests or properties. Moreover, the selection of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues from production will be received. Price fluctuations between the time that decisions about exploration, development and construction are made and the commencement of production can have a material adverse effect on the economics of a mine and can eliminate or have a material adverse impact on the value of royalty interests.

Furthermore, if the market price of gold, silver, copper, nickel or certain other metals declines, then our royalty revenues would also fall. Our sliding-scale royalties, such as Cortez, Holt, Mulatos, Wolverine and others, amplify this effect. When metal prices fall below a certain mark in a sliding-scale royalty, a lower royalty rate is applied to production. In addition, certain of our royalty agreements, such as Andacollo, Robinson, Peñasquito and Voisey's Bay, are based on the operator's concentrate sales to smelters, which include price adjustments between the operator and the smelter based on commodity prices at a later date, typically three to five months. In such cases, our royalty payments from the operator include a component of these later adjustments, which can result in decreased royalty revenue in later periods if commodity prices have fallen.

Volatility in gold, silver, copper and nickel prices is demonstrated by the annual high and low prices for those metals from selected years during the past decade. High and low gold prices per ounce, based on the London Bullion Market Association P.M. fix, have ranged from $293 to $256 in 2001, from $537 to $411 in 2005, from $1,212 to $810 in 2009, and from $1,719 to $1,313 year to date. High and low silver prices per ounce, based on the London Bullion Market Association fix, have ranged from $4.82 to $4.07 in 2001, from $9.23 to $6.39 in 2005, from $19.18 to $10.51 in 2009, and from $48.44 to $26.84 year to date. High and low copper prices per pound, based on the London Metal Exchange cash settlement price for Grade A copper, have ranged from $0.81 to $0.62 in 2001, from $2.08 to $1.44 in 2005, from $3.33 to $1.38 in 2009, and from $4.62 to $3.94 year to date. High and low nickel prices per pound, based on the London Metal Exchange cash settlement price for nickel, have ranged from $3.40 to $1.97 in 2001, from $8.12 to $5.22 in 2005, from $9.31 to $4.25 in 2009, and from $13.28 to $9.62 year to date.

Our revenues are subject to operational and other risks faced by operators of our mining properties.

Although we are not required to pay capital costs (except as contractually obligated to as part of the Mt. Milligan transaction) or operating costs, our financial results are indirectly subject to hazards and risks normally associated with developing and operating mining properties where we hold royalty interests. Some of these risks include:

- insufficient ore reserves;
- fluctuations in production costs incurred by operators or third parties that may impact the amount of reserves available to be mined, cause an operator to delay or curtail mining operations or render mining of ore uneconomical and cause an operator to close operations;
- declines in the price of gold, silver, copper, nickel and other metals;
- mine operating and ore processing facility problems;
- economic downturns and operators' insufficient financing;
- significant environmental and other regulatory permitting requirements and restrictions and any changes thereto;
- challenges by non-mining interests to existing permits and mining rights, and to applications for permits and mining rights;
- community unrest, labor disputes or work stoppages at mines;
- geological problems;
- pit wall or tailings dam failures or any underground stability issues;
- natural catastrophes such as floods or earthquakes;
- injury to persons, property or the environment;
- the ability of the operators to maintain or increase production or replace reserves as properties are mined; and
- uncertain foreign political and economic environments.

Acquired royalty interests, particularly on development stage properties, are subject to the risk that they may not produce anticipated royalty revenues.

The royalty interests we acquire may not produce anticipated royalty revenues. The success of our royalty acquisitions is based on our ability to make accurate assumptions regarding the valuation, timing and amount of royalty payments, particularly with respect to acquisitions of royalties on development stage properties. If an operator does not bring a property into production and operate in accordance with feasibility studies, technical or reserve reports or other plans, then the acquired royalty interest may not yield sufficient royalty revenues to be profitable. Furthermore, operators of development stage properties must obtain all necessary environmental permits and access to water, power and other raw materials needed to begin production, and there can be no assurance operators will be able to do so. Pascua-Lama in Chile and the Mt. Milligan mining project in Canada, are among our principal development stage royalty acquisitions. The failure of any of these projects to produce anticipated royalty revenues may materially and adversely affect our financial condition and results of operations.

We depend on our operators for the calculation of royalty payments. We may not be able to detect errors and payment calculations may call for retroactive adjustments.

Our royalty payments are calculated by the operators of the properties on which we have royalties based on their reported production. Each operator's calculation of our royalty payments is subject to and dependent upon the adequacy and accuracy of its production and accounting functions, and, given the complex nature of mining and ownership of mining interests, errors may occur from time to time in the various calculations made by an operator that may render calculations of our royalty payments inaccurate. Certain royalty agreements require the operators to provide us with production and operating information that may, depending on the completeness and accuracy of such information, enable us to detect errors in the calculation of royalty payments that we receive. We do not, however, have the contractual right to receive production information for all of our royalty interests. As a result, our ability to detect royalty payment errors through our royalty monitoring program and its associated internal controls and procedures is limited, and the possibility exists that we will need to make retroactive royalty revenue adjustments. Some of our royalty contracts provide us the right to audit the operational calculations and production data for the associated royalty payments; however, such audits may occur many months following our recognition of the royalty revenue and may require us to adjust our royalty revenue in later periods.

Development and operation of mines is very capital intensive and any inability of the operators of our royalty properties to meet liquidity needs, obtain financing or operate profitably could have material adverse effects on the value of and revenue from our royalty interests.

The development and operation of mines is very capital intensive, and if operators of our royalty properties do not have the financial strength or sufficient credit or other financing capability to cover the costs of developing or operating a mine, the operator may curtail, delay or cease development or operations at a mine site. Operators' ability to raise and service significant, sufficient capital may be affected by, among other things, macroeconomic conditions, future gold, silver, copper, nickel and other metal prices, or a further dislocation in the U.S. or global financial markets as experienced in recent years. If any of the operators of our royalty properties suffer these material adverse effects, then our royalty interests and the value of and revenue from our royalty interests may be materially adversely affected.

Certain of our royalty interests are subject to payment or production caps or rights in favor of the operator or third parties that could reduce the revenues generated from the royalty assets.

Some of our principal royalty interests are subject to limitations, such that the royalty will extinguish after threshold production is achieved or royalty payments at stated thresholds are made. For example, a portion of our royalty at Pascua-Lama and our royalty at Mulatos are subject to production caps. Furthermore, other of our royalty agreements contain rights that favor the operator or third parties. For example, Osisko, the operator of Canadian Malartic, one of our principal development properties, exercised its buy-down right that reduced our royalty interest from a 3% NSR to a 1% NSR. Also, certain individuals from whom we purchased portions of our royalty interest at Pascua-Lama, another of our principal development properties, are entitled to one-time payments if the price of gold exceeds certain thresholds. If any of these thresholds are met or similar rights are exercised, our future royalty revenue could be reduced.

We may enter into acquisitions or other material royalty transactions at any time.

We are engaged in a continual review of opportunities to acquire existing royalties, to create new royalty assets or similar interests through the financing of mining projects or to acquire companies that hold royalties. We currently, and generally at any time, have acquisition opportunities in various stages of active review, including, for example, our engagement of consultants and advisors to analyze particular opportunities, technical, financial and other confidential information, submission of indications of interest, obtaining or providing debt commitments for acquisition financing, participation in discussions regarding serving as a financing source in connection with royalty acquisitions, and involvement as a bidder in competitive auctions. Any such acquisition could be material to us and could significantly increase the size and scope of our business. In such event, we could issue substantial amounts of common stock or incur substantial additional indebtedness to fund the acquisition. Issuances of common stock may reduce some or all of our financial measures on a per share basis.

In addition, we may consider opportunities to restructure our royalties where we believe such restructuring would provide a long-term benefit to the Company, though such restructuring may reduce near-term revenues. We could enter into one or more acquisition or restructuring transactions at any time.

We have incurred indebtedness in connection with our royalty acquisitions and could incur substantial additional indebtedness that could have adverse effects on our business.

As of June 30, 2011, the Company had $226.1 million outstanding under its existing credit facilities, which limits the cash flow available to fund acquisitions. In addition, we may incur substantial additional indebtedness in connection with financing acquisitions, strategic transactions or for other purposes. If we were to incur substantial additional indebtedness, it may become difficult for us to satisfy our debt obligations, increase our vulnerability to general adverse economic and industry conditions or require us to dedicate a substantial portion of our cash flow from operations and proceeds of any equity issuances to payments on our indebtedness, any of which results may place us at a competitive disadvantage to our competitors that may have less debt or have other adverse effects upon us.

We may be unable to successfully acquire additional royalty and other similar interests at reasonable prices or on favorable terms.

Our future success largely depends upon our ability to acquire royalty or similar interests at appropriate valuations, including through asset and corporate acquisitions and financings, to replace depleting reserves. Most of our revenues are derived from royalty and other similar interests that we acquire or finance, rather than through exploration of properties. There can be no assurance that we will be able to identify and complete the acquisition of such royalty interests, or businesses that own desired royalty interests, at reasonable prices or on favorable terms, or, if necessary, that we will have sufficient financing on reasonable terms to complete such acquisitions. In addition, we face competition in the acquisition of royalty and other similar interests. If we are unable to successfully acquire additional royalties or other similar interests, the reserves subject to our royalties will decline as the producing royalty properties are mined or payment or production caps on certain of our royalties are met. We also may experience negative reactions from the financial markets or operators of properties on which we seek royalties and other similar interests if we are unable to successfully complete acquisitions of royalty interests or businesses that own desired royalty interests. Each of these factors may adversely affect the trading price of our common stock or our financial condition or results of operations.

Estimates of production by the operators of mines in which we have royalty interests are subject to change, and actual production may vary materially from such estimates.

Production estimates are prepared by the operators of mining properties. There are numerous uncertainties inherent in estimating anticipated production attributable to our royalty interests, including many factors beyond our control and the control of the operators of our royalty properties. We do not participate in the preparation or verification of production estimates and have not independently assessed or verified the accuracy of such information. The estimation of anticipated production is a subjective process and the accuracy of any such estimates is a function of the quality of available data, reliability of production history, variability in grade encountered, mechanical or other problems encountered, engineering and geological interpretation and operator judgment. Rates of production may be less than expected. Results of drilling, metallurgical testing and production, changes in commodity prices, and the evaluation of mine plans subsequent to the date of any estimate may cause actual production to vary materially from such estimates.

Estimates of reserves and mineralization by the operators of mines in which we have royalty interests are subject to significant revision.

There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond our control and the control of the operators of our royalty properties. Reserve estimates on our royalty interests are prepared by the operators of the mining properties. We do not participate in the preparation or verification of such reports and have not independently assessed or verified the accuracy of such information. The estimation of reserves and of other mineralized material is a subjective process, and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production, and the evaluation of mine plans subsequent to the date of any estimate, may cause a revision of such estimates. The volume and grade of reserves recovered and rates of production may be less than anticipated. Assumptions about gold and other precious metal prices are subject to great uncertainty, and such prices have fluctuated widely in the past. Declines in the market price of gold, silver, copper, nickel or other metals also may render reserves or mineralized material containing relatively lower ore grades uneconomical to exploit. Changes in operating costs and other factors including geotechnical characteristics and metallurgical recovery, may materially and adversely affect reserves. Finally, it is important to note that our royalties give us interests in only a portion of the production from the operators' aggregate reserves, and those interests vary widely based on the individual royalty documents.

Our disclosure controls and internal control over our financial reporting are subject to inherent limitations.

Management has concluded that as of the period ended June 30, 2011, our disclosure controls and procedures and our internal control over financial reporting were effective. Such controls and procedures, however, may not be adequate to prevent or identify existing or future internal control weaknesses due to inherent limitations that are beyond our control, including, but not limited to, our dependence on operators for the calculations of royalty payments as discussed in a previous risk factor. Given our dependence on third party calculations, there is a risk that material misstatements in results of operations and financial condition may not be prevented or detected on a timely basis by our internal controls over financial reporting and may require us to restate our financial statements.

Royalty interests are subject to title and other defects and contest by operators of mining projects and holders of mining rights, and these risks may be hard to identify in acquisition transactions.

While Royal Gold seeks to confirm the existence, validity, enforceability and geographic extent of the royalties it acquires, there can be no assurance that disputes over these and other matters will not arise. Confirming title to mining property on which we hold or seek to acquire a royalty is a complex matter in many jurisdictions, and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mining property. Similarly, our royalty interests generally are subject to uncertainties and complexities arising from the application of contract and property laws governing private parties and/or local or national governments in the jurisdiction where mining projects are located. Furthermore, royalties in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or insolvency of operators, and to challenges of various kinds brought by operators or third parties. We do not usually have the protection of security interests over property that we could liquidate to recover all or part of our royalty investment. Disputes also could arise challenging, among other things, the existence or geographic extent of the royalty, third party claims to the same royalty asset or to the property on which we have a royalty, various rights of the operator or third parties in or to the royalty, methods for calculating the royalty, production and other thresholds and caps applicable to royalty payments, the obligation of an operator to make royalty payments, and various defects in the royalty agreement itself. Unknown defects in the royalties we acquire may prevent us from realizing the anticipated benefits from the acquisition, and could materially adversely affect our revenue and results of operations.

Changes in federal and state legislation could decrease our royalty revenues.

A number of our royalty properties are located on U.S. federal lands that are subject to federal mining and other public land laws. Changes in federal or state laws or the regulations promulgated under them could affect mine development and expansion, significantly increase regulatory obligations and compliance costs with respect to mine development and mine operations, increase the cost of holding mining claims or impose additional taxes on mining operations, all of which could adversely affect our royalty revenue from such properties. In recent years, the United States Congress has considered a number of proposed major revisions to the General Mining Law of 1872 (the "General Mining Law"), which governs the creation, maintenance and possession of mining claims and related activities on federal public lands in the United States. Congress also has considered bills recently, which if enacted, would impose royalties payable to the government on hardrock production, increase land holding fees, impose federal reclamation fees, impose additional environmental operating standards and afford greater public involvement and regulatory discretion in the mine permitting process. Such legislation, if enacted, could adversely affect the development of new mines and the expansion of existing mines, as well as increase the cost of all mining operations on federal lands, perhaps materially and adversely affecting mine operators and, therefore, our royalty revenue.

Foreign operations and operation by foreign operators are subject to many risks.

We derived approximately 76% of our revenues from foreign sources during fiscal 2011, compared to 60% in fiscal 2010. Our principal producing royalties on properties outside of the United States are located in Australia, Canada, Chile, Mexico and Spain. We currently have interests in mines and projects outside of the United States in Argentina, Australia, Bolivia, Brazil, Burkina Faso, Canada, Chile, Colombia, Dominican Republic, Finland, Ghana, Guatemala, Honduras, Mexico, Nicaragua, Peru, Siguiri, Russia, Spain and Tunisia. Our foreign activities are subject to the risks normally associated with conducting business in foreign countries. These risks include, depending on the country, such things as volatile exchange controls and currency fluctuations, high rates of inflation, limitations on repatriation of earnings, foreign taxation, enforcement of unfamiliar or uncertain foreign real estate, contract and environmental laws, expropriation or nationalization of property, labor practices and disputes, changes in legislation that could substantially increase the cost of mining operations, renegotiation or nullification of existing licenses, permits, approvals or the like, war, crime, terrorism, civil unrest and uncertain political and economic environments. For example, recently proposed tax legislation in Australia and other foreign jurisdictions could impose large tax obligations on operators that could materially adversely affect the feasibility of new mine development and the profitability of existing mining operations. In addition, many of our operators are organized outside of the United States. Our royalty interests may be subject to the application of foreign laws to our operators, and their stockholders, including laws relating to foreign ownership structures, corporate transactions, creditors' rights, bankruptcy and liquidation. Foreign operations also could be adversely impacted by laws and policies of the United States affecting foreign trade, investment and taxation.

The mining industry is subject to significant environmental risks.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Laws and regulations in the United States and abroad intended to ensure the protection of the environment are constantly changing and generally are becoming more restrictive and costly. Furthermore, mining may be subject to significant environmental and other permitting requirements regarding the use of raw materials, particularly water, needed for operations. If an operator is forced to incur significant costs to comply with environmental regulations or becomes subject to environmental restrictions that limit its ability to continue or expand operations, or if an operator were to lose its right to use or access water or other raw materials necessary to operate a mine, our royalty revenues could be reduced, delayed, or eliminated. These risks are most salient with regard to our development stage royalty properties where permitting may not be complete and where new legislation and regulation can lead to delays, interruptions and significant unexpected cost burdens for mine operators. For example, legislation was enacted in Argentina (but subsequently suspended by litigation) which could stop or curtail mining activities on or near the country's glaciers. We have royalty interests on the Chilean side of the Pascua-Lama Project, which straddles the border between Chile and Argentina, and the new legislation in Argentina, if upheld in the litigation, could affect the feasibility, design, development and operation of the Pascua-Lama Project. Further, to the extent that we become subject to environmental liabilities for the time period during which we were operating properties, the satisfaction of any liabilities would reduce funds otherwise available to us and could have a material adverse effect on our financial condition, results of operations and cash flows.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs to the operators of the properties on which we have royalties.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. The December 1997 Kyoto Protocol, which ends in 2012, established a set of greenhouse gas emission targets for countries that have ratified the Protocol, which include Canada, Ghana, Australia and Peru. Furthermore, the U.S. Congress and several states have initiated legislation regarding climate change that will affect energy prices and demand for carbon intensive products. Additionally, the Australian Government may potentially reintroduce a national emissions trading scheme and mandatory renewable energy targets. Legislation and increased regulation regarding climate change could impose significant costs on the operators of our royalty properties, including increased energy, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. If an operator of a property on which we have royalty interests is forced to incur significant costs to comply with climate change regulation or becomes subject to environmental restrictions that limit its ability to continue or expand operations, our royalty revenues from that property could be reduced, delayed, or eliminated.

We depend on the services of our President and Chief Executive Officer and other key employees and on the participation of our Chairman.

We believe that our success depends on the continued service of our key executive management personnel. Currently, Tony Jensen is serving as our President and Chief Executive Officer. Mr. Jensen's extensive commercial experience, mine operations background and industry contacts give us an important competitive advantage. Furthermore, our Chairman, Stanley Dempsey, who served as our Executive Chairman until his retirement as an officer of the Company in January 2009, remains closely involved with us. Mr. Dempsey's knowledge of the royalty business and long-standing relationship with the mining industry are important to our success. The loss of the services of Mr. Jensen or other key employees could jeopardize our ability to maintain our competitive position in the industry. We currently do not have key person life insurance for any of our officers or directors.

Risks Related to Our Common Stock

Our stock price may continue to be volatile and could decline.

The market price of our common stock has fluctuated and may decline in the future. The high and low sale prices of our common stock on the NASDAQ Global Select Market were $49.81 and $22.75 for the fiscal year ended June 30, 2009, $55.96 and $37.35 for the fiscal year ended June 30, 2010 and $62.33 and $42.15 for the fiscal year ended June 30, 2011. The fluctuation of the market price of our common stock has been affected by many factors that are beyond our control, including:

- market prices of gold, silver, copper, nickel and other metals;
- interest rates;
- expectations regarding inflation;
- ability of operators to produce precious metals and develop new reserves;
- currency values;
- credit market conditions;
- general stock market conditions; and
- global and regional political and economic conditions.

Additional issuances of equity securities by us could reduce some or all of our financial measures on a per share basis, reduce the trading price of our common stock or impede our ability to raise future capital.

We may issue equity in the future in connection with acquisitions, strategic transactions or for other purposes. To the extent we issue additional equity securities, some or all of our financial measures on a per share basis could be reduced. In addition, the shares of common stock that we issue in connection with an acquisition may not be subject to resale restrictions. The market price of our common stock could decline if certain large holders of our common stock, or recipients of our common stock in connection with an acquisition, sell all or a significant portion of their shares of common stock or are perceived by the market as intending to sell these shares other than in an orderly manner. In addition, these sales also could impair our ability to raise capital through the sale of additional common stock in the capital markets.

We may change our practice of paying dividends.

We have paid a cash dividend on our common stock for each fiscal year beginning in fiscal year 2000. Our board of directors has discretion in determining whether to declare a dividend based on a number of factors, including prevailing gold prices, economic market conditions and funding requirements for future opportunities or operations. If our board of directors declines to declare dividends in the future or reduces the current dividend level, our stock price could fall, and the success of an investment in our common stock would depend largely upon any future stock price appreciation. We have increased our dividends in prior years. There can be no assurance, however, that we will continue to do so or that we will pay any at all.

Certain anti-takeover provisions could delay or prevent a third party from acquiring us.

Provisions in our restated certificate of incorporation and bylaws may make it more difficult for third parties to acquire control of us or to remove our management. Some of these provisions:

- permit our board of directors to issue preferred stock that has rights senior to the common stock without stockholder approval;

- provide for three classes of directors serving staggered, three-year terms; and
- require certain advanced notice of information relating to stockholder nominations and proposals.

We are also subject to the business combination provisions of Delaware law that could delay, deter or prevent a change in control. In addition, we have adopted a stockholder's rights plan that imposes significant penalties upon a person or group that acquires 15% or more of our outstanding common stock without the approval of the board of directors. Any of these measures could prevent a third party from pursuing an acquisition of Royal Gold, even if stockholders believe the acquisition is in their best interests.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We do not own or operate the properties in which we have royalty interests and therefore much of the information disclosed in this Form 10-K regarding these properties is provided to us by the operators. For example, the operators of the various properties provide us information regarding metals production, estimates of mineral reserves and additional mineralized material and production estimates. A list of our producing and development stage royalties, as well their respective reserves are summarized below in Table 1 within this Item 2. There is more information available to the public regarding certain properties in which we have royalties, including reports filed with the SEC or with the Canadian securities regulatory agencies available at www.sec.gov or www.sedar.com, respectively.

The description of our principal royalties set forth below includes the location, operator, royalty rate, access and any material current developments at the property. Please refer to Item 7, MD&A, for discussion on production estimates, historical production and revenue for our principal properties. The map below illustrates the location of our principal producing and development stage properties.

Principal Royalties on Producing Properties

The Company considers both historical and future potential revenues in determining which royalties in our portfolio are principal to our business. Estimated future potential royalty revenues from both producing and development properties are based on a number of factors, including reserves subject to our royalty interests, production estimates, feasibility studies, metal price assumptions, mine life, legal status and other factors and assumptions, any of which could change and could cause Royal Gold to conclude that one or more of such royalties are no longer principal to our business. As of

June 30, 2011, the Company considers the properties discussed below (listed alphabetically) to be principal to our business.


Principal Producing Properties
Cortez 2
Dolores 5
Holt 10
Canadian Malartic 11
Voisey's Bay 12
Principal Development Properties

Andacollo (Region IV, Chile)

We own a royalty on all gold produced from the sulfide portion of the Andacollo copper and gold deposit. The Andacollo royalty equals 75% of the gold produced from the sulfide portion of the deposit at the Andacollo mine until 910,000 payable ounces of gold have been sold, and 50% of the gold produced in excess of 910,000 payable ounces of gold. As of June 30, 2011, approximately 46,000 payable ounces of gold have been sold.

Andacollo is an open-pit copper mine and milling operation located in central Chile, Region IV in the Coquimbo Province and is operated by a subsidiary of Teck. Andacollo is located in the foothills of the Andes Mountains approximately 1.5 miles southwest of the town of Andacollo. The provincial capital of La Serena and the coastal city of Coquimbo are approximately 34 miles northeast of the Andacollo project by road, and Santiago is approximately 215 miles south by air. Access to the mine is provided by Route 43 (R-43) south from La Serena to El Peñon. From El Peñon, D-51 is followed east and eventually curving to the south to Andacollo. Both R-43 and D-51 are paved roads.

In April 2011, Teck announced that they will undertake an expansion study at Andacollo to examine the feasibility of adding an additional SAG mill, ball mill and other equipment aimed at increasing production. Teck estimates that adding additional equipment could increase annual production by 25%-50%.

Canadian Malartic (Quebec, Canada)

We own a 1.0% to 1.5% sliding-scale NSR royalty ($0.00 to $350.00 - 1.0%; above $350 - 1.5%) on the Canadian Malartic open-pit gold mine and milling operation located in Quebec, Canada, and owned by Osisko. The Canadian Malartic gold property is located in the Abitibi Gold Belt in Quebec, Canada, immediately south of the town of Malartic, Quebec, approximately 16 miles west of the town of Val d'Or. The northern extent of the Canadian Malartic property can be accessed directly from the Trans Canadian Highway 117.

Osisko announced that they reached commercial production at their Canadian Malartic mine on May 19, 2011. For the 30-day period ending June 17, 2011, the mill averaged 33,300 tonnes per day exceeding the 33,000 tonnes per day (60% of the 55,000 tonnes per day designed capacity) standard required to declare commercial production. Osisko achieved this milestone ahead of their August 2011 target.

Osisko also reported that production ramp-up is progressing well at the mill plant with an average throughput of 38,913 tonnes per day through mid June 2011. Recovery rates are currently higher than anticipated, mainly due to longer retention time in the leach circuit and a better-than-designed size fraction as the mill has not yet been brought up to full capacity. Osisko plans to continue to de-bug the operation as they focus on achieving the design capacity of 55,000 tonnes per day and optimizing the operating performance.

Cortez (Nevada, USA)

Cortez is a large open-pit and underground mine, utilizing mill and heap leach processing. The operation is located approximately 60 air miles southwest of Elko, Nevada, in Lander County. The site is reached by driving west from Elko on Interstate 80 approximately 46 miles, and proceeding south on State Highway 306 approximately 23 miles. Our royalty interest at Cortez is subject to the Pipeline, South Pipeline, Gap and Crossroads deposits and is operated by subsidiaries of Barrick.

The royalty interests we hold at Cortez include:

(a) *Reserve Claims ("GSR1").* This is a sliding-scale GSR royalty for all products from an area originally known as the "Reserve Claims," which includes the majority of the Pipeline and South Pipeline deposits. The GSR royalty rate on the Reserve Claims is tied to the gold price as shown in the table below and does not include indexing for inflation or deflation.

(b) *GAS Claims ("GSR2").* This is a sliding-scale GSR royalty for all products from an area outside of the Reserve Claims, originally known as the "GAS Claims," which encompasses approximately 50% of the GAP deposit and all of the Crossroads deposit. The GSR royalty rate on the GAS Claims, as shown in the table below, is tied to the gold price, without indexing for inflation or deflation.

(c) *Reserve and GAS Claims Fixed Royalty ("GSR3").* The GSR3 royalty is a fixed rate GSR royalty of 0.7125% and covers the same cumulative area as is covered by our two sliding-scale GSR royalties, GSR1 and GSR2, except mining claims that comprise the undeveloped Crossroads deposit.

(d) *Net Value Royalty ("NVR1").* This is a fixed 1.25% NVR on production from the GAS Claims located on a portion of Cortez that excludes the Pipeline open pit. The Company owns 31.6% of the 1.25% NVR (or 0.39%) while limited partners (including certain directors of the Company) in the partnership, which is consolidated in our financial statements, own the remaining portion of the 1.25% NVR. Our 0.39% portion of the NVR1 royalty does not cover the mining claims that comprise the undeveloped Crossroads deposit.

We also own three other royalties in the Cortez area where there is currently no production and no reserves attributed to these royalty interests.

The following shows the current sliding-scale GSR1 and GSR2 royalty rates under our royalty agreement with Cortez:

London P.M. Quarterly Average Price of Gold Per Ounce ($U.S.)	GSR1 and GSR2 Royalty Percentage
Below $210.00	0.40%
$210.00 - $229.99	0.50%
$230.00 - $249.99	0.75%
$250.00 - $269.99	1.30%
$270.00 - $309.99	2.25%
$310.00 - $329.99	2.60%
$330.00 - $349.99	3.00%
$350.00 - $369.99	3.40%
$370.00 - $389.99	3.75%
$390.00 - $409.99	4.00%
$410.00 - $429.99	4.25%
$430.00 - $449.99	4.50%
$450.00 - $469.99	4.75%
$470.00 - and above	5.00%

As the Company reported during the third quarter of fiscal 2011, production at Cortez decreased during the period as Barrick has turned its focus to production of Cortez Hills ore, which is not subject to the Company's royalty. The Company anticipates that Barrick will continue to focus on Cortez Hills and production at Pipeline will remain at decreased levels, as reflected in the calendar 2011 mine plan provided by Barrick.

Dolores (Chihuahua, Mexico)

We own a 3.25% NSR royalty on gold and a 2.0% NSR royalty on silver from the Dolores open-pit mine and heap leach operation located in Chihuahua, Mexico, and operated by Minefinders. The Dolores project is located approximately 155 miles west of the city of Chihuahua, Mexico. The property can be accessed by approximately 56 miles of recently upgraded access road from Yepachi, Chihuahua, to the mine site. Access to the property can also be achieved by light aircraft landing on a dirt strip located about five miles from the mine site.

Minefinders has reported that at Dolores they continue to sustain improved leach results on the Stage 2 pad. Minefinders has also stated that they are continuing to assess the addition of a milling operation at Dolores and the development of an underground resource. Minefinders has reiterated that they expect to achieve their calendar 2011 guidance of 65,000 to 70,000 ounces of gold and 3.3 million to 3.5 million ounces of silver.

Holt (Ontario, Canada)

We own a sliding-scale NSR royalty on the Holt portion of the Holloway-Holt mining project located in Ontario, Canada and owned 100% by St Andrew. The Holloway-Holt project straddles Ontario Provincial Highway 101 for approximately 25 miles beginning east of Matheson, Ontario, Canada and extending to the Quebec, Canada border. The sliding-scale NSR royalty rate on gold produced from the Holt portion of the mining project is calculated by multiplying 0.00013 by the quarterly average gold price. For example, at a quarterly average gold price of $1,500 per ounce, the effective royalty rate payable would be 19.5%.

In April 2011, St Andrew announced that the Holt mine achieved commercial production after operating for 90 days at an average throughput of between 450 to 500 tonnes per day. Production throughput is anticipated to increase from the initial rate of 500 tonnes per day to 1,000 tonnes per day around the end of calendar 2011. In August 2011, St Andrew revised its calendar 2011 gold production estimate to between 23,000 and 26,000 ounces of gold, of which St Andrew expects approximately 13,000 to 16,000 ounces of gold to be produced during the second half of calendar 2011.

The Company began recognizing royalty revenue on the Holt royalty during the three months ended March 31, 2011.

Las Cruces (Andalucía, Spain)

We own a 1.5% NSR royalty on the Las Cruces copper mine and milling operation located in Andalucía, Spain and operated by Inmet. The Las Cruces mine is located in the Seville Province of southern Spain, about 12 miles northwest of the Provincial capital city of Seville. Access to the site is by well-maintained paved roads.

Inmet reported that production during the June 2011 quarter was adversely impacted by a planned 16-day maintenance outage at the Las Cruces mine. The outage was taken to install new components and modify equipment that will increase the underflow (solids) density of the grinding thickener to the design capacity of 80%. After the shutdown, the plant started-up and achieved record throughput above 80% of design and record weekly production of 1,340 tonnes of cathode copper. However, within two weeks of the start-up (early July 2011), a support structure of the new grinding thickener failed due to a faulty weld leading to a further seven day shutdown for repair.

Leeville (Nevada, USA)

We own a carried working interest, equal to a 1.8% NSR royalty, which covers the majority of the Leeville underground mine, in Eureka County, Nevada. Leeville is approximately 19 air miles northwest of Carlin, Nevada, and is operated by a subsidiary of Newmont. The property is accessed by driving north from Carlin on Nevada State Highway 766 for 19 miles and then on an improved gravel road for two miles.

Mulatos (Sonora, Mexico)

We own a 1.0% to 5.0% sliding-scale NSR royalty on the Mulatos open-pit mine and heap leach operation in southeastern Sonora, Mexico. The Mulatos mine is located approximately 137 miles east of the city of Hermosillo and 186 miles south of the border with the United States and is operated by Alamos. Access to the mine from the city of Hermosillo can be made via private chartered flight or paved and gravel road.

The sliding-scale NSR royalty is based on the gold price as shown in the following table:

London Bullion Market Association P.M. Monthly Average Price of Gold per Ounce (US$)	NSR Royalty Percentage
$0.00 - $299.99	1.00%
$300.00 - $324.99	1.50%
$325.00 - $349.99	2.00%
$350.00 - $374.99	3.00%
$375.00 - $399.99	4.00%
$400 or greater	5.00%

The Mulatos royalty is capped at 2.0 million gold ounces of production. As of June 30, 2011, approximately 732,000 cumulative ounces of gold have been produced.

Alamos reported that for the third consecutive month, crusher throughput improved and they expect to meet throughput of 15,000 tonnes per day throughout the remainder of calendar 2011.

Although production during the second quarter of calendar 2011 was impacted by extreme drought conditions and supplier issues, Alamos stated they expect to recover deferred production throughout the remainder of calendar 2011. Alamos also reported that construction is underway on a high-grade mill that could boost output by another 60,000 ounces per year. Production from this new gravity mill is expected to commence in calendar 2012.

Peñasquito (Zacatecas, Mexico)

We own a production payment equivalent to a 2.0% NSR royalty on all metal production from the Peñasquito open-pit mine, located in the State of Zacatecas, Mexico, and operated by Goldcorp. The Peñasquito project is located approximately 17 miles west of the town of Concepción del Oro, Zacatecas, Mexico. The project, composed of two main deposits called Peñasco and Chile Colorado, hosts large silver, gold, zinc and lead reserves. The deposits contain both oxide and sulfide material, resulting in heap leach and mill processing. Access to the site is via either paved or cobbled roads west out of Concepcion del Oro nine miles to the town of Mazapil and then further approximately seven miles west from Mazapil.

Goldcorp reported that higher grades and recoveries of gold, silver, lead and zinc were offset by lower processing rates. Goldcorp expects these issues to be resolved by the end of calendar 2011. Goldcorp also reported that oxide gold production will be delayed in the second half of calendar 2011 due to restricted cyanide deliveries from supplier shortages.

Robinson Mine (Nevada, USA)

We own a 3.0% NSR royalty on all mineral production from the Robinson open-pit mine and mill operation operated by a subsidiary of Quadra. Access to the property is via Nevada State Highway 50, 6.5 miles west of Ely, Nevada, in White Pine County.

In July 2011, Quadra reported that the removal of mud from the bottom of the Ruth Pit was completed approximately four weeks ahead of schedule. As previously reported by Quadra, the production profile at Robinson is expected to increase in the second half of calendar 2011, benefiting from access to higher grade material at the bottom of the pit, as well as additional haulage capacity. Quadra reported that ore processed at the beginning of the third quarter of calendar 2011 contained significantly higher grade versus the second calendar quarter, and they expect grades to further improve in the fourth calendar quarter.

Voisey's Bay (Labrador, Canada)

We own an effective 2.7% NSR royalty on the Voisey's Bay nickel-copper-cobalt mine located in Newfoundland and Labrador, Canada and operated by Vale. The Company owns 90% of a 3.0% NSR (or 2.7%) while a non-controlling interest owns the remainder. The Voisey's Bay project is located on the northeast coast of Labrador, on a peninsula bordered to the north by Anaktalak Bay and to the south by Voisey's Bay. The property is 560 miles north-northwest of St. John's, the capital of the Province. Access to the property is by helicopter, small aircraft or tracked vehicles during the winter. We have disputed the manner of calculation of our royalty payments. Please refer to Note 17 of the notes to consolidated financial statements for more information regarding the dispute.

On January 31, 2011, Vale announced that a new five-year collective bargaining agreement was ratified by the United Steel Workers Local 9508, representing mine and mill operations employees at Voisey's Bay, thus ending the strike that began August 1, 2009. Operations at Voisey's Bay have been returning to normalcy.

In June 2011, Vale provided an update concerning construction of its Long Harbour project—the hydrometallurgical facility that Vale is building in Newfoundland and Labrador, Canada. The facility will treat Voisey's Bay ore to produce 50,000 tonnes per year of nickel and associated copper and cobalt. At an estimated capital cost of $2.8 billion, the plant is scheduled for commissioning and start-up during calendar 2013. To-date, the project is about 40% complete with engineering completion at approximately 80% and construction at about 20%

Wolverine (Yukon Territory, Canada)

We own a 0.00% to 9.445% sliding-scale NSR royalty on all gold and silver produced from the Wolverine underground mine and milling operation located in Yukon Territory, Canada, and operated by Yukon Zinc. The Wolverine property is located 106 miles north-northwest of Watson Lake in south central Yukon Territory. Access to the property is provided by a 17 mile gravel road heading south and then northeast to the Robert Campbell Highway at a point approximately 120 miles north of Watson Lake.

The sliding-scale NSR royalty on all gold and silver is based on the silver price as shown in the following table:

London Bullion Market Association Monthly Average Price of Silver per Ounce (US$)	NSR Royalty Percentage
less than $5.00	0%
$5.00 - $7.50	3.778%
$7.51 or greater	9.445%

Yukon Zinc reported that the start-up of the Wolverine project is complete. The processing plant is currently operating at 300 to 500 tonnes of concentrate per day. During pre-commissioning prior to the end of calendar 2010, about 3,300 tonnes of concentrate were produced. This concentrate was shipped during the first quarter of calendar 2011. Yukon Zinc expects to increase production to the design capacity of 1,700 tonnes per day of concentrate during calendar 2011 with commercial production levels of 60%-70% of design capacity expected to be realized in the third quarter of calendar 2011.

The Company began recognizing royalty revenue on the Wolverine royalty during the three months ended March 31, 2011.

Principal Royalties on Development Stage Properties

The following is a description of our principal royalty interests on development stage properties (listed alphabetically). Reserves for our development stage properties are summarized below in Table 1 as part of this Item 2, Properties.

Mt. Milligan (British Columbia, Canada)

We own the right to purchase 25% of the payable gold produced from the Mt. Milligan copper-gold project in British Columbia, Canada, and operated by Thompson Creek. The Mt. Milligan project is located within the Omenica Mining Division in North Central British Columbia, approximately 96 miles northwest of Prince George, 53 miles north of Fort St. James, and 59 miles west of Mackenzie. The Mt. Milligan project is accessible by commercial air carrier to Prince George, British Columbia, then by vehicle from the east via Mackenzie on the Finlay Philip Forest Service Road and the North Philip Forest Service Road.

Upon commencement of production at the Mt. Milligan project, RGLD Gold AG, a wholly-owned subsidiary of the Company, will purchase 25% of payable gold with a cash payment equal to the lesser of $400 or the prevailing market price for each payable ounce of gold until 550,000 ounces have been delivered to RGLD Gold AG, and the lesser of $450 or the prevailing market price for each additional ounce thereafter.

The Company, along with an independent engineering firm who is monitoring and confirming the Company's required participation in funding construction of the Mt. Milligan project, conducted a site visit to Mt. Milligan in July 2011. Some of the progress at Mt. Milligan includes the plant, shop and administration foundations earthworks, the concrete batch plant, and delivery of a significant portion of the necessary steel.

Thompson Creek announced that their current capital expenditures estimate to construct the Mt. Milligan mine is approximately C$1.3 billion (US$1.3 billion), of which approximately $208 million has been spent since inception of the project through June 30, 2011, and an additional $466 million has been committed since inception of the project. Thompson Creek is targeting a start-up at Mt. Milligan in calendar 2013 and expects to produce approximately 194,000 ounces of gold annually.

Pascua-Lama Project (Region III, Chile)

As of June 30, 2011, we own a 0.78% to 5.23% sliding-scale NSR royalty on the Pascua-Lama project, which straddles the border between Argentina and Chile, and is being developed by Barrick. The Company owns an additional royalty equivalent to 1.05% of proceeds from copper produced from the Chilean portion of the project, net of allowable deductions, sold on or after January 1, 2017. The Pascua-Lama project is located within 7 miles of Barrick's operating Veladero mine. Access to the project is from the city of Vallenar, Region III, Chile, via secondary roads C-485 to Alto del Carmen, Chile, and C-489 from Alto del Carmen to El Corral, Chile.

Our royalty interest is applicable to all gold production from the portion of the Pascua-Lama project lying on the Chilean side of the border. In addition, our interest at Pascua-Lama contains certain contingent rights and obligations. Specifically, (i) if gold prices exceed $600 per ounce for any six month period during the first 36 months of commercial production from the project, the Company would make a one-time payment of $8.4 million, (ii) approximately 20% of the royalty is limited to 14.0 million ounces of gold produced from the project, while 24% of the royalty can be extended beyond 14.0 million ounces of gold produced for a one-time payment of $4.4 million; and (iii) Royal Gold also increased its interest in two one-time payments from $0.5 million to $1.5 million, which are payable by Barrick upon the achievement of certain production thresholds at Pascua-Lama.

The sliding-scale NSR royalty is based upon the gold price as shown in the following table:

London Bullion Market Association P.M. Monthly Average Price of Gold per Ounce (US$)	NSR Royalty Percentage
less than $325	0.78%
$400	1.57%
$500	2.72%
$600	3.56%
$700	4.39%
$800 or greater	5.23%

Note: Royalty rate is interpolated between the upper and lower endpoints.

In July 2011, Barrick announced a revised pre-production capital estimate of approximately $4.7-$5.0 billion for the Pascua-Lama project. The revised estimate represents an approximate 40% increase from Barrick's original estimate. Barrick also reported that expected annual gold production has increased 775,000 ounces to 800,000-850,000 ounces in the first full five years of operation.

Reserve Information

Table 1 below summarizes proven and probable reserves for gold, silver, copper, nickel, zinc, lead and cobalt that have been reported to us by the operators of our royalty interests as of December 31, 2010. Properties are currently in production unless noted as development ("DEV") within the table. The exploration royalties we own do not contain proven and probable reserves as of December 31, 2010. Please refer to pages 26-28 for the footnotes to Table 1.

Table 1

Proven and Probable Gold Reserves As of December 31, 2010[1]

Gold[2]

				PROVEN + PROBABLE RESERVES[3][4][5]		
PROPERTY	ROYALTY	OPERATOR	LOCATION	Tons of Ore (M)	Average Gold Grade (opt)	Gold Contained Ozs[6] (M)
Bald Mountain	3.5% - 5.0% NSR[7]	Barrick	United States	74.08	0.023	1.704
Cortez (Pipeline) GSR1	0.40 - 5.0% GSR[8]	Barrick	United States	67.08	0.035	2.343[9]
Cortez (Pipeline) GSR2	0.40 - 5.0% GSR[8]	Barrick	United States	118.43	0.029	3.428[9]
Cortez (Pipeline) GSR3	0.71% GSR	Barrick	United States	103.24	0.029	3.003[9]
Cortez (Pipeline) NVR1	0.39% NVR	Barrick	United States	68.60	0.033	2.244[9]
Gold Hill (DEV)	1.0 - 2.0% NSR[10][11]	Kinross/Barrick	United States	23.34	0.016	0.365
	0.9% NSR[12]	Kinross/Barrick	United States	—	—	—
Goldstrike (SJ Claims)	0.9% NSR	Barrick	United States	49.60	0.104	5.164
Leeville	1.8% NSR	Newmont	United States	5.58	0.294	1.641
Marigold (DEV)[13]	2.0% NSR	Goldcorp/Barrick	United States	55.41	0.016	0.905
Relief Canyon (DEV)[14]	4.0% NSR	Firstgold	United States	—	—	—
Robinson	3.0% NSR	Quadra FNX	United States	121.28	0.005	0.640
Soledad Mountain (DEV)	3.0% NSR	Golden Queen	United States	51.22	0.021	1.052
Twin Creeks	2.0% GPR	Newmont	United States	1.80	0.080	0.143
Wharf	0.0 - 2.0% NSR[15]	Goldcorp	United States	23.88	0.025	0.600
Canadian Malartic	1.0 - 1.5% NSR[16]	Osisko	Canada	150.56	0.031	4.727
Holt[17]	0.00013 × quarterly avg. gold price	St Andrew	Canada	3.46	0.148	0.510
Kutcho Creek (DEV)	1.6% NSR	Capstone Mining	Canada	11.51	0.011	0.125
Mt. Milligan (DEV)[18]	25% of payable gold	Thompson Creek	Canada	531.80	0.011	6.020
Pine Cove (DEV)	7.5% NPI	Anaconda Mining	Canada	2.90	0.060	0.175
Schaft Creek (DEV)	3.5% NPI	Copper Fox	Canada	904.99	0.006	5.570
Williams	0.97% NSR	Barrick	Canada	12.17	0.070	0.857
Wolverine	0.0 - 9.445% NSR[19]	Yukon Zinc	Canada	5.68	0.040	0.225
Dolores	3.25% NSR	Minefinders	Mexico	118.65	0.017	2.024
El Chanate	2.0 - 4.0% NSR[20]	AuRico	Mexico	70.78	0.019	1.355
Mulatos	1.0 - 5.0% NSR[21]	Alamos	Mexico	64.45	0.037	2.387
Peñasquito[22]	2.0% NSR (Oxide)	Goldcorp	Mexico	74.74	0.005	0.400
	2.0% NSR (Sulfide)	Goldcorp	Mexico	1,566.82	0.012	18.170
Andacollo	75% NSR[23]	Teck	Chile	440.59	0.004	1.594
Pascua-Lama (DEV)[24]	0.78 - 5.23% NSR[25]	Barrick	Chile	320.92	0.046	14.685
El Toqui	1.0 - 3.0% NSR[26]	Breakwater	Chile	3.89	0.070	0.270

Gold[2]—Continued

PROPERTY	ROYALTY	OPERATOR	LOCATION	PROVEN + PROBABLE RESERVES[3][4][5] Tons of Ore (M)	Average Gold Grade (opt)	Gold Contained Ozs[6] (M)
Don Mario	3.0% NSR	Orvana	Bolivia	6.29	0.041	0.259
El Limon	3.0% NSR	B2Gold	Nicaragua	2.26	0.131	0.296
Martha	2.0% NSR	Coeur d'Alene	Argentina	0.05	0.020	0.001
Balcooma[27]	1.5% NSR	Kagara	Australia	0.67	0.007	0.005
Bundarra (DEV)[14]	1.5% NSR	Terrain	Australia	—	—	—
Gwalia Deeps	1.5% NSR	St . Barbara	Australia	11.28	0.213	2.406
Kundip (DEV)	1.0 - 1.5% GSR[28]	Tectonic Resources	Australia	3.10	0.098	0.305
Meekatharra (Paddy's Flat) (DEV)	1.5% NSR	Reed Resources	Australia	2.19	0.140	0.308
	A$10 per gold ounce produced[29]	Reed Resources	Australia	2.19	0.140	0.308
Meekatharra (Yaloginda) (DEV)	0.45% NSR	Reed Resources	Australia	2.79	0.070	0.196
Reedys Burnakura (DEV)[30]	1.5 - 2.5% NSR	Kentor Gold	Australia	—	—	—
South Laverton	1.5% NSR	Saracen	Australia	16.60	0.049	0.810
Southern Cross	1.5% NSR	St. Barbara	Australia	6.02	0.083	0.500
West Westonia (DEV)	0.5% NSR	Catalpa Resources	Australia	0.31	0.032	0.010
Inata	2.5% NSR	Avocet	Burkina Faso	17.97	0.060	1.082
Taparko[31]	2.0% GSR	High River	Burkina Faso	7.85	0.080	0.627

Proven and Probable Silver Reserves As of December 31, 2010[1]

Silver[32]

PROPERTY	ROYALTY	OPERATOR	LOCATION	PROVEN + PROBABLE RESERVES[3][4][5] Tons of Ore (M)	Average Silver Grade (opt)	Silver Contained Ozs[6] (M)
Soledad Mountain (DEV)	3.0% NSR	Golden Queen	United States	51.22	0.38	19.359
Troy	3.0% GSR	Revett	United States	10.50	1.21	12.711
Gold Hill (DEV)	1.0 - 2.0% NSR[10][11]	Kinross/Barrick	United States	23.34	0.22	5.038
Kutcho Creek (DEV)	1.6% NSR	Capstone Mining	Canada	11.51	1.01	11.617
Schaft Creek (DEV)	3.5% NPI	Copper Fox	Canada	904.99	0.05	46.454
Wolverine	0.0 - 9.445% NSR[19]	Yukon Zinc	Canada	5.68	8.22	46.693
Dolores	2.0% NSR	Minefinders	Mexico	118.65	0.96	114.520
Peñasquito[22][31]	2.0% NSR (Oxide)	Goldcorp	Mexico	74.74	0.49	36.550
	2.0% NSR (Sulfide)	Goldcorp	Mexico	1,566.82	0.68	1,068.720
Don Mario	3.0% NSR	Orvana	Bolivia	6.29	1.32	8.292
El Toqui	1.0 - 3.0% NSR[24]	Breakwater	Chile	3.89	0.38	1.473
Martha	2.0% NSR	Coeur d'Alene	Argentina	0.05	18.61	0.828
Balcooma[27]	1.5% NSR	Kagara	Australia	0.67	0.63	0.427

Proven and Probable Base Metal Reserves
As of December 31, 2010[1]

Copper[33]

PROPERTY	ROYALTY	OPERATOR	LOCATION	PROVEN + PROBABLE RESERVES[3][4][5] Tons of Ore (M)	Average Base Metal Grade (%)	Base Metal Contained Lbs[6] (M)
Johnson Camp	2.5% NSR	Nord Resources	United States	66.20	0.34	446
Robinson	3.0% NSR	Quadra FNX	United States	121.28	0.50	1,222
Troy	3.0% GSR	Revett	United States	10.50	0.47	98
Caber (DEV)	1.0% NSR	Breakwater	Canada	0.65	0.84	11
Kutcho Creek (DEV)	1.6% NSR	Capstone Mining	Canada	11.51	2.01	463
Schaft Creek (DEV)	3.5% NPI	Copper Fox	Canada	904.99	0.30	5,421
Voisey's Bay	2.7% NSR	Vale	Canada	26.57	1.48	788
Balcooma[27]	1.5% NSR	Kagara	Australia	0.67	3.10	42
Don Mario	3.0% NSR	Orvana	Bolivia	6.29	1.47	185
Pascua-Lama (DEV)[34]	1.05% NSR	Barrick	Chile	320.92	0.09	548
Las Cruces	1.5% NSR	Inmet	Spain	17.07	6.20	2,116

Lead[35]

PROPERTY	ROYALTY	OPERATOR	LOCATION	PROVEN + PROBABLE RESERVES[3][4][5] Tons of Ore (M)	Average Base Metal Grade (%)	Base Metal Contained Lbs[6] (M)
Balcooma[27]	1.5% NSR	Kagara	Australia	0.67	0.66	9
Peñasquito[22]	2.0% NSR (Sulfide)	Goldcorp	Mexico	1,566.82	0.25	7,275
El Toqui	1.0 - 3.0% NSR[24]	Breakwater	Chile	3.89	0.37	28

Zinc[36]

PROPERTY	ROYALTY	OPERATOR	LOCATION	PROVEN + PROBABLE RESERVES[3][4][5] Tons of Ore (M)	Average Base Metal Grade (%)	Base Metal Contained Lbs[6] (M)
Caber (DEV)	1.0% NSR	Breakwater	Canada	0.65	8.58	111
Kutcho Creek (DEV)	1.6% NSR	Capstone Mining	Canada	11.51	3.19	733
Balcooma[27]	1.5% NSR	Kagara	Australia	0.67	1.53	21
Peñasquito[22]	2.0% NSR (Sulfide)	Goldcorp	Mexico	1,566.82	0.57	17,575
El Toqui	1.0 - 3.0% NSR[24]	Breakwater	Chile	3.89	6.77	526

NICKEL[37]

PROPERTY	ROYALTY	OPERATOR	LOCATION	PROVEN + PROBABLE RESERVES[3][4][5] Tons of Ore (M)	Average Base Metal Grade (%)	Base Metal Contained Lbs[6] (M)
Voisey's Bay	2.7% NSR	Vale	Canada	26.57	2.58	1,373
Avebury (DEV)[14]	2.0% NSR	Minerals and Metals Group	Australia	—	—	—
Mt. Goode[38]	1.5% NSR	Xstrata	Australia	0.42	4.07	34

COBALT[39]

PROPERTY	ROYALTY	OPERATOR	LOCATION	PROVEN + PROBABLE RESERVES[3][4][5] Tons of Ore (M)	Average Base Metal Grade (%)	Base Metal Contained Lbs[6] (M)
Voisey's Bay	2.7% NSR	Vale	Canada	26.57	0.13	67

(1) Reserves have been reported by the operators as of December 31, 2010, with the exception of the following properties: Don Mario—August 2010; West Westonia, Southern Cross, South Laverton, Pine Cove, Mt. Goode, Inata, Gwalia, Balcooma and Avebury—June 2010; El Chanate and Mt. Milligan—October 2009; Caber and Canadian Malartic—December 2008; Schaft Creek—September 2008; Soledad Mountain—December 2007; Meekatharra (Yaloginda) and Meekatharra (Paddy's Flat)—September 2007.

(2) Gold reserves were calculated by the operators at the following per ounce prices: \$1,300—Martha; A\$1,350—Kundip; \$1,200—El Limon and Dolores; A\$1,250—South Laverton and West Westonia; \$1,000—Inata, Bald Mountain, Cortez, Goldstrike, Holt, Kutcho Creek, Pascua Lama, Robinson and Williams; \$983—Pine Cove; \$950—Leeville, Marigold, Peñasquito, Twin Creeks and Wharf; A\$1,000—Gwalia and Southern Cross; \$900—Gold Hill and Taparko; \$875—Mulatos; \$870—El Toqui; \$825—Canadian Malartic; \$800—El Chanate, Don Mario and Andacollo; \$690—Mt. Milligan; and \$600—Soledad Mountain. Schaft Creek is at a \$5.05 net smelter return cut-off grade (metal price assumptions used by the operator were \$658 per ounce gold; \$10.00 per ounce silver; and \$1.93 per pound copper). Wolverine is at an \$80/tonne net smelter return cut-off grade (metal price assumptions used by the operator were \$400 per ounce gold and \$7.00 per ounce silver). No gold price was reported for Meekatharra (Paddy's Flat), Meekatharra (Yaloginda), Avebury or Balcooma.

(3) Set forth below are the definitions of proven and probable reserves used by the U.S. Securities and Exchange Commission. "Reserve" is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

"Proven (Measured) Reserves" are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and the grade is computed from the results of detailed sampling, and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that the size, shape, depth and mineral content of the reserves are well established.

"Probable (Indicated) Reserves" are reserves for which the quantity and grade are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance of probable (indicated) reserves, although lower than that for proven (measured) reserves, is high enough to assume geological continuity between points of observation.

(4) Royal Gold has disclosed a number of reserve estimates that are provided by royalty operators that are foreign issuers and are not based on the U.S. Securities and Exchange Commission's definitions for proven and probable reserves. For Canadian issuers, definitions of "mineral reserve," "proven mineral reserve," and "probable mineral reserve" conform to the Canadian Institute of Mining, Metallurgy and Petroleum definitions of these terms as of the effective date of estimation as required by National Instrument 43-101 of the Canadian Securities Administrators. For Australian issuers, definitions of "mineral reserve," "proven mineral reserve," and "probable mineral reserve" conform with the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia, as amended ("JORC Code").

(5) The reserves reported are either estimates received by the various operators or are based on royalty documentation material provided to Royal Gold or which is derived from recent publicly-available information from the operators of the various properties or various recent National Instrument 43-101 or JORC Code reports filed by operators. Accordingly, Royal Gold is not able to reconcile the reserve estimates prepared in reliance on National Instrument 43-101 or JORC Code with definitions of the U.S. Securities and Exchange Commission.

(6) "Contained ounces" or "contained pounds" do not take into account recovery losses in processing the ore.

(7) By amendment dated June 2, 2011, but effective January 1, 2011, the royalty rate now ranges from 3.5% to 5.0%. NSR sliding-scale schedule (price of gold per ounce—royalty rate): Below \$375—3.5%; >\$375 to \$400—4.0%; >\$400 to \$425—4.5%; >\$425 and higher—5.0%. All price points are stated in 1986 dollars and are subject to adjustment in accordance with a blended index comprised of labor, diesel fuel, industrial commodities and mining machinery.

(8) NSR sliding-scale schedule (price of gold per ounce—royalty rate): Below $210—0.40%; $210 to $229.99—0.50%; $230 to $249.99—0.75%; $250 to $269.99—1.30%; $270 to $309.99—2.25%; $310 to $329.99—2.60%; $330 to $349.00—3.00%; $350 to $369.99—3.75%; $390 to $409.99—4.0%; $410 to $429.99—4.25%; $430 to $449.99—4.50%; $450 to $469.99—4.75%; $470 and higher—5.00%.

(9) NVR1 and GSR3 reserves are subsets of the reserves and additional mineralized material covered by GSR1 and GSR2.

(10) Round Mountain, a joint venture between Kinross and Barrick, has the right, at any time, to purchase the royalty interest for $10.0 million less any royalty payments paid prior to the purchase option being exercised. The royalty is subject to a minimum royalty payment of $100,000 per year.

(11) The sliding-scale NSR royalty will pay 2.0% when the price of gold is above $350 per ounce and 1.0% when the price of gold falls to $350 per ounce or below.

(12) The 0.9% NSR applies to the MACE claims. The operator did not report reserves subject to the 0.9% NSR.

(13) The 2.0% NSR royalty interest covers the majority of six sections of land, containing a number of open pits, but does not cover the current mining in the Basalt/Antler area.

(14) The operators at Avebury, Relief Canyon and Bundarra did not provide a breakdown of proven and probable reserves.

(15) NSR sliding-scale schedule (price of gold per ounce—royalty rate): $0.00 to under $350—0.0%; $350 to under $400—0.5%; $400 to under $500—1.0%; $500 or higher—2.0%.

(16) NSR sliding-scale schedule (price of gold per ounce—royalty rate): $0.00 to $350—1.0%; above $350—1.5%.

(17) Refer to Note 17 of the notes to consolidated financial statements for a discussion on litigation associated with our Holt royalty.

(18) 25% of payable gold with a fixed cost of $400 per ounce until 550,000 ounces are delivered to Royal Gold; $450 per ounce thereafter.

(19) Gold royalty rate is based on the price of silver per ounce. NSR sliding-scale schedule (price of silver per ounce—royalty rate): Below $5.00—0.0%; $5.00 to $7.50—3.778%; >$7.50—9.445%.

(20) The NSR sliding-scale royalty is capped once payments of approximately $17 million have been received. As of June 30, 2011, payments of approximately $8.2 million have been recognized. NSR sliding-scale schedule (price of gold per ounce—royalty rate): less than $300—2.0%; $300 - $350—3.0%; greater than $350—4.0%.

(21) The Company's royalty is subject to a 2.0 million ounce cap on gold production. There have been approximately 732,000 ounces of cumulative production as of June 30, 2011. NSR sliding-scale schedule (price of gold per ounce—royalty rate): $0.00 to $299.99—1.0%; $300 to $324.99—1.50%; $325 to $349.99—2.0%; $350 to $374.99—3.0%; $375 to $399.99—4.0%; $400 or higher—5.0%.

(22) Operator reports reserves by material type. The sulfide material will be processed by milling. The oxide material will be processed by heap leaching.

(23) The royalty rate is 75% until 910,000 payable ounces of gold have been produced—50% thereafter. There have been approximately 46,000 cumulative payable ounces produced as of June 30, 2011.

(24) Royalty applies to all gold production from an area of interest in Chile. Only that portion of the reserves pertaining to our royalty interest in Chile is reflected here. Approximately 20% of the royalty is limited to the first 14.0 million ounces of gold produced from the project. Also, 24% of the royalty can be extended beyond 14.0 million ounces produced for $4.4 million. In addition, a one-time payment totaling $8.4 million will be made if gold prices exceed $600 per ounce for any six-month period within the first 36 months of commercial production.

(25) NSR sliding-scale schedule (price of gold per ounce—royalty rate): less than or equal to $325—0.78%; $400—1.57%; $500—$2.72%; $600—3.56%; $700—4.39%; greater than or equal to $800—5.23%.

(26) NSR sliding-scale schedule (price of zinc per ounce—royalty rate): Below $0.50—0.0%; $0.50 to below $0.55—1.0%; $0.55 to below $0.60—2.0%; $0.60 or higher—3.0%.

(27) Figures reflect reserves associated with the entire property. The operator did not provide a detailed breakdown of the reserves subject to Royal Gold's royalty interest. Therefore, a portion of the reserves is not subject to Royal Gold's royalty interest.

(28) Royalty pays 1.0% for the first 250,000 ounces of production and then 1.5% for production above 250,000 ounces.

(29) The A$10 per ounce royalty applies on production above 50,000 ounces.

(30) Reedys Burnakura sliding-scale royalty applies to cumulative production above 300,000 ounces. Once 300,000 ounces have been produced, the royalty rate is a 1.5% NSR for the first 75,000 ounces per year and a 2.5% NSR above 75,000 ounces per year.

(31) A 2.0% GSR perpetual royalty, applicable to gold production from defined portions of the Taparko-Bouroum project area, and a 0.75% GSR milling royalty. The milling royalty applies to ore that is mined outside of the defined area of the Taparko-Bouroum project that is processed through the Taparko facilities up to a maximum of 1.1 million tons per year.

(32) Silver reserves were calculated by the operators at the following prices per ounce: $23.00—Dolores; $20.00—Martha; $16.50—Kutcho Creek; $15.00—Peñasquito Sulfide; $14.90—Troy; $14.42—El Toqui; $14.00—Gold Hill; $12.50—Don Mario; $12.00—Soledad Mountain. Shaft Creek is at a $5.05 net smelter return cut-off grade (metal price assumptions used by the operator were $658 per ounce gold; $10.00 per ounce silver; and $1.93 per pound copper). Wolverine is at an $80/tonne net smelter return cut-off grade (metal price assumptions used by the operator were $400 per ounce gold and $7.00 per ounce silver). No silver price is available for Balcooma.

(33) Copper reserves were calculated by the operators at the following prices per pound: $3.05—El Toqui; $3.02—Troy; $2.97—Voisey's Bay; $2.75—Kutcho Creek; $2.50—Robinson and Caber; $2.25—Las Cruces; $2.00—Pascua-Lama, Don Mario and Peñasquito Sulfide; $1.90—Andacollo; $1.60—Mt. Milligan and $1.50—Johnson Camp. Shaft Creek is at a $5.05 net smelter return cut-off grade (metal price assumptions used by the operator were $658 per ounce gold; $10.00 per ounce silver; and $1.93 per pound copper). No copper price is available for Balcooma.

(34) Royalty applies to all copper production from an area of interest in Chile. Only that portion of the reserves pertaining to our royalty interest in Chile is reflected here. This royalty will take effect after January 1, 2017.

(35) Lead reserves were calculated by the operators at the following price per pound: $0.89—El Toqui and $0.70—Peñasquito and Caber. No lead price is available for Balcooma.

(36) Zinc reserves were calculated by the operators at the following price per pound: $1.10—El Toqui; $1.00—Peñasquito; $0.95—Kutcho Creek and $0.80—Peñasquito. No zinc price is available for Balcooma or Caber.

(37) Nickel reserve price was calculated by the operator at Voisey's Bay mine at $8.71 or lower per pound. No nickel reserve price is available for Avebury or Mt. Goode.

(38) The operator does not report reserves by property in Australia. Therefore, a portion of the reserves is not subject to Royal Gold's royalty interest.

(39) Cobalt reserve price was calculated by the operator at $22.82 or lower per pound.

ITEM 3. LEGAL PROCEEDINGS

Refer to Note 17 of the notes to consolidated financial statements for a discussion on litigation associated with our Voisey's Bay and Holt royalties.

ITEM 4. (REMOVED AND RESERVED)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Current Stockholders

Our common stock is traded on the NASDAQ Global Select Market ("NASDAQ") under the symbol "RGLD" and on the Toronto Stock Exchange under the symbol "RGL." The following table sets forth, for each of the quarterly periods indicated, the range of high and low sales prices, in U.S. dollars, for our common stock on NASDAQ for each quarter since July 1, 2009.

		Sales Prices	
		High	Low
Fiscal Year:			
2010	First Quarter (July, Aug., Sept.—2009)	$49.35	$37.35
	Second Quarter (Oct., Nov., Dec.—2009)	$55.96	$42.90
	Third Quarter (Jan., Feb., March—2010)	$50.98	$41.19
	Fourth Quarter (April, May, June—2010)	$54.85	$46.51
2011	First Quarter (July, Aug., Sept.—2010)	$51.57	$42.15
	Second Quarter (Oct., Nov., Dec.—2010)	$55.22	$46.74
	Third Quarter (Jan., Feb., March—2011)	$55.05	$45.37
	Fourth Quarter (April, May, June—2011)	$62.33	$51.38

As of August 8, 2010, there were 912 stockholders of record of our common stock.

Dividends

We have paid a cash dividend on our common stock for each year beginning in calendar year 2000. Our board of directors has discretion in determining whether to declare a dividend based on a number of factors including, prevailing gold prices, economic market conditions and funding requirements for future opportunities or operations.

For calendar year 2011, our annual dividend is $0.44 per share of common stock and exchangeable shares. We paid the first payment of $0.11 per share on January 21, 2011, to common stockholders and the holders of exchangeable shares of record at the close of business on January 7, 2011. We paid the second payment of $0.11 per share on April 15, 2011, to common stockholders and the holders of exchangeable shares of record at the close of business on April 1, 2011. We paid the third payment of $0.11 per share on July 15, 2011 to common stockholders and holders of exchangeable shares of record at the close of business on July 1, 2011. Subject to board approval, we anticipate paying the fourth payment of $0.11 per share on October 14, 2011, to common shareholders and holders of exchangeable shares of record at the close of business on September 30, 2011.

For calendar year 2010, we paid an annual dividend of $0.36 per share of common stock, in four quarterly payments of $0.09 each. We paid the first payment of $0.09 per share on January 15, 2010, to stockholders of record at the close of business on January 4, 2010. We paid the second payment of $0.09 per share on April 16, 2010, to common stockholders and the holders of exchangeable shares of record at the close of business on April 1, 2010. We paid the third payment of $0.09 per share on July 16, 2010 to common stockholders and holders of exchangeable shares of record at the close of business on July 2, 2010. We paid the fourth payment of $0.09 per share on October 15, 2010, to common shareholders and holders of exchangeable shares of record at the close of business on October 1, 2010.

ITEM 6. SELECTED FINANCIAL DATA

	Fiscal Years Ended June 30,				
	2011	2010	2009	2008	2007
	(Amounts in thousands, except per share data)				
Royalty revenue[1]	$216,469	$136,565	$73,771	$66,297	$48,357
Operating income	$118,925	$ 41,035	$27,292	$32,982	$28,506
Net income	$ 77,299	$ 29,422	$41,357	$25,395	$21,242
Net income attributable to Royal Gold stockholders	$ 71,395	$ 21,492	$38,348	$24,043	$19,720
Net income available to Royal Gold common stockholders	$ 71,395	$ 21,492	$38,348	$19,255	$19,720
Net income per share available to Royal Gold common stockholders:					
Basic	$ 1.29	$ 0.49	$ 1.09	$ 0.62	$ 0.79
Diluted	$ 1.29	$ 0.49	$ 1.07	$ 0.61	$ 0.79
Dividends declared per common share[2]	$ 0.42	$ 0.34	$ 0.30	$ 0.28	$ 0.25

	As of June 30,				
	2011	2010	2009	2008	2007
	(Amounts in thousands)				
Total assets	$1,902,702	$1,865,333	$809,924	$545,850	$356,649
Royalty interests in mineral properties, net	$1,690,439	$1,476,799	$455,966	$300,670	$215,839
Long-term debt, including current portion	$ 226,100	$ 248,500	$ 19,250	$ 15,750	$ 15,750
Royal Gold stockholders' equity	$1,460,162	$1,403,716	$749,441	$483,217	$319,081

(1) Please refer to Item 7, MD&A, of this report for a discussion of recent developments that contributed to our 59% increase in royalty revenue during fiscal year 2011 when compared to fiscal year 2010.

(2) The 2011, 2010, 2009, 2008 and 2007 calendar year dividends were $0.44, $0.36, $0.32, $0.28 and $0.26, respectively, as approved by our board of directors. Please refer to Item 5 of this report for further information on our dividends.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Royal Gold, together with its subsidiaries, is engaged in the business of acquiring and managing precious metals royalties and similar interests. Royalties are passive (non-operating) interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any. We seek to acquire existing royalties or to finance projects that are in production or in development stage in exchange for royalties or similar interests. We are engaged in a continual review of opportunities to acquire existing royalties, to create new royalties or similar interests through the financing of mine development or exploration, or to acquire companies that hold royalties or similar interests. We currently, and generally at any time, have acquisition opportunities in various stages of active review, including, for example, our engagement of consultants and advisors to analyze particular opportunities, analysis of technical, financial and other confidential information, submission of indications of interest, participation in preliminary discussions and involvement as a bidder in competitive auctions.

As of June 30, 2011, the Company owns royalties on 36 producing properties, 21 development stage properties and 128 exploration stage properties, of which the Company considers 38 to be evaluation stage projects. The Company uses "evaluation stage" to describe exploration stage properties that contain mineralized material and on which operators are engaged in the search for reserves. We do not conduct mining operations nor are we required to contribute to capital costs (except as contractually obligated to as part of the Mt. Milligan transaction described in Part I, Item I, Business, of this report), exploration costs, environmental costs or other mining costs on the properties in which we hold royalty interests. During the fiscal year ended June 30, 2011, we focused on the management of our existing royalty interests and the acquisition of royalty and similar interests.

Our financial results are primarily tied to the price of gold, silver, copper, nickel and other metals, as well as production from our producing stage royalty interests. The price of gold, silver, copper, nickel and other metals have fluctuated in recent years. The marketability and the price of gold, silver, copper, nickel and other metals are influenced by numerous factors beyond the control of the Company and may have a material and adverse effect on the Company's results of operations and financial condition.

For the fiscal years ended June 30, 2011, 2010 and 2009, gold, silver, copper and nickel price averages and percentage of royalty revenues by metal were as follows:

	Fiscal Year Ended					
	June 30, 2011		June 30, 2010		June 30, 2009	
Metal	Average Price	Percentage of Royalty Revenue	Average Price	Percentage of Royalty Revenue	Average Price	Percentage of Royalty Revenue
Gold ($/ounce)	$1,369	64%	$1,089	81%	$ 874	84%
Silver ($/ounce)	$28.61	6%	$16.85	3%	$12.91	3%
Copper ($/pound)	$ 3.92	10%	$ 3.03	9%	$ 2.25	11%
Nickel ($/pound)	$10.86	15%	$ 8.78	4%	$ 6.06	1%
Other	N/A	5%	N/A	3%	N/A	1%

Operators' Production Estimates by Royalty for Calendar Year 2011

We received annual production estimates from many of the operators of our producing mines during the first calendar quarter of 2011. The following table shows such production estimates for our principal producing properties for calendar 2011 as well as the actual production reported to us by the various operators through June 30, 2011. The estimates and production reports are prepared by the operators of the mining properties. We do not participate in the preparation or calculation of the operators' estimates or production reports and have not independently assessed or verified the accuracy of such information. Please refer to Part I, Item 2, Properties, for further discussion on updates at certain of our principal producing and development stage properties.

Operators' Production Estimate by Royalty for Calendar Year 2011 and Reported Production
Principal Producing Properties
For the period January 1, 2011 through June 30, 2011

Royalty	Calendar 2011 Operator's Production Estimate[1]			Reported Production through June 30, 2011[2]		
	Gold (oz.)	Silver (oz.)	Base Metals (lbs.)	Gold (oz.)	Silver (oz.)	Base Metals (lbs.)
Andacollo	49,000	—	—	22,352	—	—
Cortez GSR1	125,000	—	—	69,327	—	—
Cortez GSR2	1,000	—	—	256	—	—
Cortez GSR3	126,000	—	—	69,582	—	—
Cortez NVR1	91,000	—	—	56,555	—	—
Dolores[3]	65,000	3.3 million	—	37,763	2.0 million	—
Holt[4]	23,000			11,814	—	—
Las Cruces						
Copper			111 million			40.5 million
Leeville	454,000	—	—	214,485	—	—
Mulatos[5]	145,000	—	—	73,677	—	—
Peñasquito[6]	250,000	—		116,327	9.0 million	
Lead			—			72.6 million
Zinc			—			119.9 million
Robinson[7]	25,000	—		18,045	—	
Copper			105 million			40.5 million
Voisey's Bay[8]						
Copper			N/A			24.4 million
Nickel			N/A			71.9 million
Wolverine[8]	N/A	N/A		905	258,502	—

(1) There can be no assurance that production estimates received from our operators will be achieved. Please refer to our cautionary language regarding forward-looking statements following this MD&A, as well as the Risk Factors identified in Part I, Item 1A, of this report for information regarding factors that could affect actual results.

(2) Reported production relates to the amount of metal sales, subject to our royalty interests, for the period January 1, 2011 through June 30, 2011, as reported to us by the operators of the mines.

(3) Minefinders estimated that calendar 2011 production for gold would be between 65,000 ounces and 70,000 ounces of gold and silver production would be between 3.3 million ounces and 3.5 million ounces of silver.

(4) St Andrew estimates that calendar 2011 gold production will be between 23,000 and 26,000 ounces of gold compared to earlier guidance of 45,000 ounces and 50,000 ounces of gold. Reported production for the six months ended June 30, 2011 includes approximately 1,400 gold ounces attributable to the quarter ended December 31, 2010, as reported to us by the operator.

(5) Alamos estimates that calendar 2011 gold production will be between 145,000 and 160,000 ounces of gold compared to earlier guidance of 160,000 and 175,000 ounces of gold.

(6) Goldcorp estimates that calendar 2011 gold production will be 250,000 ounces compared to earlier guidance of 350,000 ounces. Goldcorp has not provided production estimates for silver, lead and zinc since April 2010.

(7) Quadra estimates that calendar 2011 gold production will be between 25,000 and 30,000 ounces of gold compared to earlier guidance of 45,000 ounces and 50,000 ounces of gold. Quadra estimates that copper production will be between 105 million pounds and 120 million pounds of copper.

(8) The Company did not receive calendar 2011 production guidance from the operator.

Historical Production

The following table discloses historical production for the past three fiscal years for the principal producing properties that are subject to our royalty interests, as reported to us by the operators of the mines:

Historical Production[1] by Royalty
Principal Producing Properties
For the Fiscal Years Ended June 30, 2011, 2010 and 2009

Royalty	Metal	2011	2010	2009
Andacollo	Gold	42,344 oz.	4,145 oz.	N/A
Cortez GSR1	Gold	191,400 oz.	355,513 oz.	200,578 oz.
Cortez GSR2	Gold	762 oz.	2,082 oz.	67,749 oz.
Cortez GSR3	Gold	192,162 oz.	357,595 oz.	268,327 oz.
Cortez NVR1	Gold	120,030 oz.	259,741 oz.	154,399 oz.
Dolores	Gold	59,983 oz.	73,463 oz.	38,819 oz.
	Silver	2.6 million oz.	1.2 million oz.	326,182 oz.
Holt[2]	Gold	11,814 oz.	N/A	N/A
Las Cruces[3]	Copper	74.7 million lbs.	20.8 million lbs.	N/A
Leeville	Gold	443,317 oz.	454,148 oz.	429,122 oz.
Mulatos	Gold	150,536 oz.	164,954 oz.	167,907 oz.
Peñasquito	Gold	206,726 oz.	117,963 oz.	52,932 oz.
	Silver	17.3 million oz.	7.2 million oz.	2.5 million oz.
	Lead	132.9 million lbs.	36.7 million lbs.	N/A
	Zinc	217.0 million lbs.	48.5 million lbs.	N/A
Robinson	Gold	49,712 oz.	86,101 oz.	113,740 oz.
	Copper	93.7 million lbs.	107.4 million lbs.	128.3 million lbs.
Voisey's Bay[3]	Nickel	112.5 million lbs.	19.0 million lbs.	N/A
	Copper	67.8 million lbs.	8.6 million lbs.	N/A
Wolverine[2][3]	Gold	905 oz.	N/A	N/A
	Silver	258,502 oz.	N/A	N/A

(1) Historical production relates to the amount of metal sales, subject to our royalty interests for each fiscal year presented, as reported to us by the operators of the mines.

(2) Production began during our fiscal year 2011.

(3) Royalty acquired in February 2010 as part of the acquisition of IRC.

Critical Accounting Policies

Listed below are the accounting policies that the Company believes are critical to its financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. Please refer to Note 2 of the Notes to consolidated financial statements for a discussion on recently adopted and issued accounting pronouncements.

Use of Estimates

The preparation of our financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.

Our most critical accounting estimates relate to our assumptions regarding future gold, silver, nickel, copper and other metal prices and the estimates of reserves and recoveries of third-party mine operators. We rely on reserve estimates reported by the operators on the properties in which we have royalty interests. These estimates and the underlying assumptions affect the potential impairments of long-lived assets and the ability to realize income tax benefits associated with deferred tax assets. These estimates and assumptions also affect the rate at which we charge depreciation, depletion and amortization to earnings. On an ongoing basis, management evaluates these estimates and assumptions; however, actual amounts could differ from these estimates and assumptions.

Royalty Interests in Mineral Properties

Royalty interests in mineral properties include acquired royalty interests in production, development and exploration stage properties. The costs of acquired royalty interests in mineral properties are capitalized as tangible assets as such interests do not meet the definition of a financial asset under the Accounting Standards Codification ("ASC") guidance.

Acquisition costs of production and development stage royalty interests are depleted using the units of production method over the life of the mineral property, which is estimated using proven and probable reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral property, using proven and probable reserves. The carrying values of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that the production will not occur in the future. Exploration costs are expensed when incurred.

Asset Impairment

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts of an asset or group of assets may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves and other relevant information received from the operators. We evaluate the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of gold, silver, copper, nickel and other metals, and whenever new information regarding the mineral properties is obtained from the operator indicating that production will not likely occur in the future thus affecting the future recoverability of our royalty interests. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value in each property exceeds its estimated fair value, which is generally calculated using estimated future discounted cash flows.

Our estimates of gold, silver, copper, nickel and other metal prices, operator's estimates of proven and probable reserves related to our royalty properties, and operator's estimates of operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of our investment in these royalty interests in mineral properties. Although we have made our best assessment of these factors based on current conditions, it is possible that changes could occur, which could adversely affect the net cash flows expected to be generated from these royalty interests.

Royalty Revenue

Royalty revenue is recognized pursuant to guidance in ASC 605 and based upon amounts contractually due pursuant to the underlying royalty agreement. Specifically, revenue is recognized in accordance with the terms of the underlying royalty agreements subject to (i) the pervasive evidence of the existence of the arrangements; (ii) the risks and rewards having been transferred; (iii) the royalty being fixed or determinable; and (iv) the collectability of the royalty being reasonably assured. For royalty payments received in-kind, royalty revenue is recorded at the average spot price of gold for the period in which the royalty was earned.

Revenue recognized pursuant to the Robinson royalty agreement is based upon 3.0% of revenue received by the operator of the mine, Quadra, for the sale of minerals from the Robinson mine, reduced by certain costs incurred by Quadra. Quadra's concentrate sales contracts with third-party smelters, in general, provide for an initial sales price payment based upon provisional assays and quoted metal prices at the date of shipment. Final true-up sales price payments to Quadra are subsequently based upon final assay and market metal prices on a specified future date, typically one to three months after the date the concentrate arrives at the third-party smelter (which generally occurs four to five months after the shipment date from the Robinson mine). We do not have all the key information regarding the terms of the operator's smelter contracts, such as the terms of specific concentrate shipments to a smelter or quantities of metal or expected settlement arrangements at the time of an operator's shipment of concentrate.

Each monthly payment from Quadra is typically a combination of revenue received by Quadra for provisional payments during the month and any upward or downward adjustments for final assays and commodity prices for earlier shipments. Whether the payment to Royal Gold is based on Quadra's revenue in the form of provisional or final payments, Royal Gold records royalty revenue and the corresponding receivable based on the monthly amounts it receives from Quadra, as determined pursuant to the royalty agreement. The royalty contract does not provide Royal Gold with rights or obligations to settle any final assay and commodity price adjustments with Quadra. Therefore, once a given monthly payment is received by Royal Gold it is not subject to later adjustment based on adjustments for assays or commodity prices. Under the royalty agreement, Quadra may include such final adjustments as a component of future royalty payments.

Income Taxes

The Company accounts for income taxes in accordance with the guidance of ASC 740. The Company's deferred income taxes reflect the impact of temporary differences between the reported amounts of assets and liabilities for financial reporting purposes and such amounts measured by tax laws and regulations. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. A valuation allowance is provided for deferred tax assets when management concludes it is more likely than not that some portion of the deferred tax assets will not be realized.

The Company's operations may involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, state, and international tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to income tax expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Reclassification

Cost and expenses previously classified as *Exploration and business development* are now included within the *General and administrative* caption. Further, certain amounts previously classified as *Costs of Operations* are now included within the *General and administrative* caption or the *Production taxes* caption in the Company's consolidated statements of operations and comprehensive income. The following table reflects these reclassifications for the fiscal years ended June 30, 2010 and 2009:

	Fiscal Year Ended June 30, 2010			Fiscal Year Ended June 30, 2009		
	Previously Reported Balance	Reclass Adjustment	Adjusted Balance	Previously Reported Balance	Reclass Adjustment	Adjusted Balance
Costs and expenses:						
Costs of operations	$ 6,235	$(6,235)	$ —	$3,551	$(3,551)	$ —
General and administrative	12,595	6,875	19,470	7,352	4,598	11,950
Production taxes	—	2,863	2,863	—	1,951	1,951
Exploration and business development	3,503	(3,503)	—	2,998	(2,998)	—

These reclassifications had no effect on reported operating income or net income attributable to Royal Gold stockholders for the prior periods presented.

Liquidity and Capital Resources

Overview

At June 30, 2011, we had current assets of $169.3 million compared to current liabilities of $28.9 million for a current ratio of 6 to 1. This compares to current assets of $371.4 million and current liabilities of $35.8 million at June 30, 2010, resulting in a current ratio of approximately 10 to 1. The decrease in the current ratio is primarily due to a decrease in cash and equivalents during the period. Cash and equivalents decreased during the period as the Company invested an aggregate of $310.2 million from its available cash on hand for: the investment in Seabridge and the related option to acquire a royalty on the Kerr-Sulphurets-Mitchell project in June 2011; the Mt. Milligan gold stream in October 2010; and the additional Pascua-Lama royalty interests in July and October 2010.

During the fiscal year ended June 30, 2011, liquidity needs were met from $216.5 million in royalty revenues, our available cash resources and additional borrowings under our term loan, which was increased by $19.5 million. As of June 30, 2011, the Company had $125 million available under its $225 million revolving credit facility. In addition, as of June 30, 2011, the Company had $126.1 million outstanding under its term loan facility. Refer to Note 8 of our notes to consolidated financial statements and below for further discussion on our debt.

We believe that our current financial resources and funds generated from operations will be adequate to cover anticipated expenditures for debt service (current and long-term), general and administrative expense costs, exploration costs and capital expenditures for the foreseeable future. Our current financial resources are also available to fund dividends and for royalty acquisitions, including the $85 million commitment as part of the Mt. Milligan Gold Purchase Transaction. Our long-term capital requirements are primarily affected by our ongoing acquisition activities. The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of a substantial royalty or other acquisition, we would seek additional debt or equity financing opportunities as necessary.

Please refer to our risk factors included in Part 1, Item 1A of this report for a discussion of certain risks that may impact the Company's liquidity and capital resources.

Recent Liquidity and Capital Resource Developments

Amendment to Revolving Credit Facility

On February 1, 2011, the Company, HSBC Bank USA, National Association ("HSBC") and The Bank of Nova Scotia ("Scotia") entered into a Fourth Amended and Restated Revolving Credit Agreement, which replaced the Company's $125 million revolving credit facility under the Third Amended and Restated Credit Agreement, dated as of October 30, 2008.

The modifications implemented in the amended and restated revolving credit facility include: (1) an increase in the maximum borrowing capacity to $225 million; (2) a 12 month extension of the final maturity date from February 2013 to February 2014; (3) deletion of the facility coverage ratio (as defined) financial covenant; (4) addition of a debt service coverage ratio (as defined) financial covenant required to be maintained at 1.25 to 1.0; and (5) the grant by RGLD Gold Canada, Inc., a wholly-owned subsidiary of the Company, of a security interest over, and lien on, certain royalty agreements, including the Canadian Malartic Project and the Holt Project.

The existing collateral package (that includes pledges over the Company's royalties at Peñasquito, Dolores, Mulatos, Cortez, Leeville, Goldstrike and Robinson) remain unchanged.

Amendment to the Term Loan

In addition to entering into the Fourth Amended and Restated Revolving Credit Agreement, on February 1, 2011, Royal Gold entered into a Second Amended and Restated Term Loan Facility Agreement with HSBC and Scotia, which replaced the Amended and Restated Term Loan Facility Agreement, dated March 26, 2010.

The modifications implemented in the Second Amended Term Loan include: (1) an additional $19.5 million in borrowing capacity under the term loan; (2) a 12 month extension of the final maturity date from February 2013 to February 2014; (3) deletion of the facility coverage ratio (as defined) financial covenant; (4) addition of a debt service coverage ratio (as defined) financial covenant required to be maintained at 1.25 to 1.0; (5) a reduction in the amortization rate for principal payments from 5% of the initial funded principal amount per quarter to 3% of the currently funded principal amount per quarter; (6) a restructuring of the interest rate, which results in a reduction in the current effective rate from LIBOR plus 2.25% to LIBOR plus 1.875%; (7) the grant by RGLD Gold Canada, Inc., a wholly-owned subsidiary of the Company, of a security interest over, and lien on, certain royalty agreements, including the Canadian Malartic Project and the Holt Project; (8) the release of security interests over and liens on the Company's Chilean royalty properties (Andacollo, Pascua-Lama and El Toqui) and the equity of Royal Gold Chile Limitada and release of the corporate guaranty by Royal Gold Chile Limitada; and (9) the addition of RG Mexico as a corporate guarantor under the term loan.

The existing customary covenants limiting the ability of Royal Gold and its subsidiaries to, among other things, incur debt or liens, dispose of assets, enter into transactions with affiliates, make certain investments or consummate certain mergers remain unchanged.

Lenders made an advance in an amount equal to $19.5 million, which fully funded the term loan.

Contractual Obligations

Our contractual obligations as of June 30, 2011, are as follows:

	Payments Due by Period (in thousands)				
Contractual Obligations	**Total**	**Less than 1 Year**	**1 - 3 Years**	**3 - 5 Years**	**More than 5 Years**
Debt[1]	$237,641	$20,335	$217,306	$—	$—
Total	$237,641	$20,335	$217,306	$—	$—

(1) Amounts represent principal ($226.1 million) and estimated interest payments ($11.5 million) assuming no early extinguishment.

For information on our contractual obligations, see Note 8 of the notes to consolidated financial statements under Part II, Item 8, "Financial Statements and Supplementary Data" of this report. Royal Gold believes it will be able to fund all existing obligations from net cash provided by operating activities.

Results of Operations

Fiscal Year Ended June 30, 2011, Compared with Fiscal Year Ended June 30, 2010

For the fiscal year ended June 30, 2011, we recorded net income available to Royal Gold common stockholders of $71.4 million, or $1.29 per basic and diluted share, compared to net income of $21.5 million, or $0.49 per basic and diluted share, for the fiscal year ended June 30, 2010. The increase in our earnings per share during the fiscal year ended June 30, 2011 was primarily attributable to an increase in royalty revenue, as discussed further below. The increase is also attributable to a decrease in one-time International Royalty Corporation ("IRC") severance and acquisition related costs of approximately $19.4 million, which were incurred during the period ended June 30, 2010. These increases were partially offset by an increase in our total costs and expenses, which are each further discussed below.

For fiscal year ended June 30, 2011, we recognized total royalty revenue of $216.5 million, at an average gold price of $1,369 per ounce, an average silver price of $28.61 per ounce, an average nickel price of $10.86 per pound and an average copper price of $3.92 per pound, compared to total royalty revenue of $136.6 million, at an average gold price of $1,089 per ounce, an average silver price of $16.85 per ounce, an average nickel price of $8.78 per pound and an average copper price of $3.03 per pound for the fiscal year ended June 30, 2010. Royalty revenue and the corresponding production, attributable to our royalty interests, for the fiscal year ended June 30, 2011 compared to the fiscal year ended June 30, 2010 is as follows:

Royalty Revenue and Production Subject to our Royalty Interests
Fiscal Years Ended June 30, 2011 and 2010
(In thousands, except reported production in ozs. and lbs.)

		Fiscal Year Ended June 30, 2011		Fiscal Year Ended June 30, 2010	
Royalty	**Metal(s)**	**Royalty Revenue**	**Reported Production[1]**	**Royalty Revenue**	**Reported Production[1]**
Andacollo[2]	Gold	$ 43,604	42,344 oz.	$ 3,762	4,145 oz.
Voisey's Bay[3]		$ 32,677		$ 3,907	
	Nickel		112.5 million lbs.		19.0 million lbs.
	Copper		67.8 million lbs.		8.6 million lbs.
Peñasquito		$ 21,540		$ 6,032	
	Gold		206,726 oz.		117,963 oz.
	Silver		17.3 million oz.		7.2 million oz.
	Lead		132.9 million lbs.		36.7 million lbs.
	Zinc		217.0 million lbs.		48.5 million lbs.
Cortez	Gold	$ 17,240	192,162 oz.	$ 25,059	357,595 oz.
Robinson		$ 12,377		$ 12,148	
	Gold		49,712 oz.		86,101 oz.
	Copper		93.7 million lbs.		107.4 million lbs.
Leeville	Gold	$ 10,692	443,317 oz.	$ 9,912	454,148 oz.
Taparko[4]	Gold	$ 10,608	113,089 oz.	$ 32,157	117,505 oz.
Mulatos	Gold	$ 10,152	150,536 oz.	$ 8,990	164,954 oz.
Goldstrike	Gold	$ 6,536	483,008 oz.	$ 3,939	348,802 oz.
Inata[3]	Gold	$ 6,089	177,655 oz.	N/A	N/A
Las Cruces[3]	Copper	$ 4,467	74.7 million lbs.	$ 903	20.8 million lbs.
Dolores		$ 4,457		$ 2,987	
	Gold		59,983 oz.		73,463 oz.
	Silver		2.6 million oz.		1.2 million oz.
Holt	Gold	$ 3,190	11,814 oz.	N/A	N/A
Gwalia Deeps[3]	Gold	$ 2,765	132,253 oz.	$ 854	47,626 oz.
Wolverine[3]		$ 667		N/A	N/A
	Gold		905 oz.	N/A	N/A
	Silver		258,502 oz.	N/A	N/A
Other[5]	Various	$ 29,408	N/A	$ 25,915	N/A
Total Royalty Revenue		**$216,469**		**$136,565**	

(1) Reported production relates to the amount of metal sales, subject to our royalty interests, for the twelve months ended June 30, 2011 and June 30, 2010, as reported to us by the operators of the mines.

(2) Royalty acquired in January 2010.

(3) Royalty acquired in February 2010 as part of the acquisition of IRC.

(4) The Company has fully recognized the $35.0 million cap associated with TB-GSR1. In October 2010, the Company received the remaining amounts due under the $35.0 million cap. Upon receipt of the remaining amounts due, TB-GSR1 and TB-GSR2 were terminated, and the Company's perpetual 2.0% GSR royalty (TB-GSR3) became effective. The TB-GSR3 royalty covers all gold produced from the Taparko mine. The Company does not consider the TB-GSR3 royalty at Taparko to be principal to our business.

(5) "Other" includes all of the Company's non-principal producing royalties as of June 30, 2011, except Taparko, Goldstrike, Inata and Gwalia Deeps, which were not considered principal as of June 30, 2011. Individually, no royalty included within the "Other" category contributed greater than 5% of our total royalty revenue for either period.

The increase in royalty revenue for the fiscal year ended June 30, 2011, compared with the fiscal year ended June 30, 2010, resulted primarily from an increase in the average gold, silver, copper and nickel prices, revenue from the recently acquired Andacollo royalty ($39.8 million), an increase in revenue from the recently acquired IRC producing royalties ($44.6 million) and the continued ramp-up at Peñasquito. These increases were partially offset during the period due to a decrease in production at Cortez and lower revenue from Taparko and Siguiri, which was due to the dollar caps being met during fiscal year 2011. Refer to Part I, Item 2, Properties, for discussion and any updates on our principal producing properties.

General and administrative expenses increased to $21.1 million for the fiscal year ended June 30, 2011, from $19.5 million for the fiscal year ended June 30, 2010. The increase was primarily due to an increase in general corporate costs of approximately $0.7 million and an increase in legal and tax consulting fees of approximately $0.8 million. Approximately $0.4 million of the increase in general corporate costs was attributable to an increase in Toronto Stock Exchange listing fees, which were attributable to the acquisition of IRC. Our non-cash stock-based compensation, which is also included within general and administrative expenses, was $6.5 million for the fiscal year ended June 30, 2011, compared to $7.3 million for the fiscal year ended June 30, 2010.

Production taxes expense increased to $9.0 million for the fiscal year ended June 30, 2011, from $2.9 million for the fiscal year ended June 30, 2010. The increase was primarily due to an increase in the mining proceeds tax expense associated with our Voisey's Bay royalty, which was due to increased royalty revenue from the Voisey's Bay royalty during the period.

Depreciation, depletion and amortization expense increased to $67.4 million for the fiscal year ended June 30, 2011, from $53.8 million for the fiscal year ended June 30, 2010. The increase was primarily due to production from the royalties acquired from IRC in February 2010, which resulted in additional depletion of approximately $20.3 million during the period. The increase was also attributable to depletion from the recently acquired Andacollo royalty, which resulted in additional depletion expense of approximately $10.8 million during the period. These increases were partially offset by a decrease in depletion at Taparko ($14.2 million) and Siguiri ($3.9 million), which was due to the dollar caps being met during the period.

Interest and other expense increased to $7.7 million for the fiscal year ended June 30, 2011, from $3.8 million for the fiscal year ended June 30, 2010. The increase was primarily due to an increase in interest expense of approximately $3.5 million, which was associated with the outstanding average balances on the Company's debt facilities during the period.

During the fiscal year ended June 30, 2011, we recognized income tax expense totaling $39.0 million compared with $14.2 million during the fiscal year ended June 30, 2010. This resulted in an effective tax rate of 33.5% during the current period, compared with 32.5% in the prior period. The increase in the effective tax rate for June 30, 2011 is primarily related to an increase in tax expense relating to unrealized foreign exchange gains, offset by a decrease in tax expense related to earnings from non-U.S. subsidiaries. The tax rate for June 30, 2010 also included non-deductible acquisition related costs and increases in reserves for income tax contingencies as a result of uncertain tax positions acquired during the year. Without the costs incurred as a result of the IRC acquisition, the effective tax rate would have been 29.5% for the year ended June 30, 2010.

Fiscal Year Ended June 30, 2010, Compared with Fiscal Year Ended June 30, 2009

For the fiscal year ended June 30, 2010, we recorded net income available to Royal Gold common stockholders of $21.5 million, or $0.49 per basic and diluted share, compared to net income of $38.3 million, or $1.09 per basic share and $1.07 per diluted share, for the fiscal year ended June 30, 2009. The decrease in our earnings per share during the fiscal year ended June 30, 2010 was due to (1) the IRC one-time severance and acquisition related costs of approximately $19.4 million, and (2) the one-time royalty restructuring gain of $31.5 million during the fiscal year ended June 30, 2009, as part of the Barrick royalty portfolio acquisition. The after tax effect of the one-time IRC related costs during the fiscal year ended June 30, 2010, was $0.33 per basic share. The after tax effect of the one-time royalty restructuring gain during the fiscal year ended June 30, 2009, was $0.60 per basic share.

For fiscal year 2010, we recognized total royalty revenue of $136.6 million, at an average gold price of $1,089 per ounce, compared to royalty revenue of $73.8 million, at an average gold price of $874 per ounce for fiscal year 2009. Royalty revenue and the corresponding production, attributable to our royalty interests, for fiscal year 2010 compared to fiscal year 2009 is as follows:

Royalty Revenue and Production Subject to our Royalty Interests
Fiscal Years Ended June 30, 2010 and 2009
(In thousands, except reported production in ozs. and lbs.)

		Fiscal Year Ended June 30, 2010		Fiscal Year Ended June 30, 2009	
Royalty	Metal(s)	Royalty Revenue	Reported Production[1]	Royalty Revenue	Reported Production[1]
Taparko	Gold	$ 32,157	117,505 oz.	$10,431	48,105 oz.
Cortez	Gold	$ 25,059	357,595 oz.	$16,343	268,327 oz.
Robinson		$ 12,148		$ 7,695	
	Gold		86,101 oz.		113,740 oz.
	Copper		107.4 million lbs.		128.3 million lbs.
Leeville	Gold	$ 9,912	454,148 oz.	$ 6,659	429,122 oz.
Mulatos	Gold	$ 8,990	164,954 oz.	$ 6,110	167,907 oz.
Siguiri[2]	Gold	$ 6,037	296,223 oz.	$ 3,966	241,817 oz.
Peñasquito		$ 6,032		$ 1,541	
	Gold		117,963 oz.		52,932 oz.
	Silver		7.2 million oz.		2.5 million oz.
	Lead		36.7 million lbs.		N/A
	Zinc		48.5 million lbs.		N/A
Goldstrike	Gold	$ 3,939	348,802 oz.	$ 5,585	724,368 oz.
Voisey's Bay[3]		$ 3,907		N/A	
	Nickel		19.0 million lbs.		N/A
	Copper		8.6 million lbs.		N/A
Andacollo[4]	Gold	$ 3,762	4,145 oz.	N/A	N/A
Dolores		$ 2,987		$ 900	
	Gold		73,463 oz.		38,819 oz.
	Silver		1.2 million oz.		326,182 oz.
Las Cruces[3]	Copper	$ 903	20.8 million lbs.	N/A	N/A
Gwalia Deeps[3]	Gold	$ 854	47,626 oz.	N/A	N/A
Other[5]	Various	$ 19,878	N/A	$14,541	N/A
Total Royalty Revenue		**$136,565**		**$73,771**	

(1) Reported production relates to the amount of metal sales, subject to our royalty interests, for the twelve months ended June 30, 2010 and June 30, 2009, as reported to us by the operators of the mines.

(2) As of June 30, 2010, the Company no longer considered this royalty principal to its business due to the decline in future potential royalty revenue from the property.

(3) Royalty acquired as part of the IRC transaction.

(4) Royalty acquired in January 2010. Production at Andacollo began during the second calendar quarter of 2010.

(5) "Other" includes all of the Company's non-principal producing royalties as of June 30, 2010 and 2009. Individually, no royalty included within the "Other" category contributed greater than 5% of our total royalty revenue for either period.

The increase in royalty revenue for the fiscal year ended June 30, 2010, compared with the fiscal year ended June 30, 2009, resulted primarily from an increase in the average gold and copper prices, additional revenue from the acquired IRC producing royalties and the Andacollo royalty, and an increase in production at Taparko, Peñasquito and Cortez. These increases were partially offset during the period by a decrease in production at Robinson.

General and administrative expenses increased to $19.5 million for the fiscal year ended June 30, 2010, from $12.0 million for the fiscal year ended June 30, 2009. The increase was primarily due to an increase in non-cash stock-based compensation expense allocated to general and administrative expense during the period of approximately $4.4 million, an increase in general corporate costs of approximately $1.5 million and an increase in accounting and tax related expenses of approximately $1.0 million. Our non-cash stock-based compensation, which is also included within general and administrative expenses was $7.3 million for the fiscal year ended June 30, 2010, compared to $2.9 million for the fiscal year ended June 30, 2009. The increase was primarily due to an increase in the number of performance share awards the Company had estimated would vest.

Depreciation, depletion and amortization expense increased to $53.8 million for the fiscal year ended June 30, 2010, from $32.6 million for the fiscal year ended June 30, 2009. Increased production at Taparko, Peñasquito, Dolores and Leeville resulted in additional depletion expense of approximately $14.7 million during the period. Also, the producing royalties acquired as part of the IRC acquisition resulted in additional depletion expense of approximately $5.5 million from the acquisition date through June 30, 2010.

As discussed in Note 3 to the notes to consolidated financial statements, the Company incurred approximately $19.4 million in severance and acquisition related costs associated with the IRC transaction. These one-time, non-recurring costs were related to financial advisory, legal, accounting, tax and consulting services associated with the IRC Transaction as well as severance related payments as part of the termination of IRC's officers and certain employees upon acquisition of IRC.

Interest and other income increased to $6.4 million for the fiscal year ended June 30, 2010, from $3.2 million for the fiscal year ended June 30, 2009. The increase was primarily due to a $5.9 million gain on distributions of gold inventory attributable to non-controlling interests. The increase was partially off-set by (i) a decrease in our average invested cash during fiscal year 2010 when compared to fiscal year 2009, and (ii) a decrease in the interest rates associated with our invested cash.

Interest and other expense increased to $3.8 million for the fiscal year ended June 30, 2010, from $1.0 million for the fiscal year ended June 30, 2009. The increase was primarily due to an increase in interest expense associated with the outstanding balances on the Company's debt facilities, as discussed in Note 8 of the notes to consolidated financial statements.

During the fiscal year ended June 30, 2010, we recognized income tax expense totaling $14.2 million compared with $21.9 million during the fiscal year ended June 30, 2009. This resulted in an effective tax rate of 32.5% during the current period, compared with 34.6% in the prior period. The decrease in the effective tax rate for June 30, 2010 is primarily related to (i) less pre-tax income as a result of the one-time royalty portfolio gain in June 30, 2009, (ii) an increase in the depletion allowance, and (iii) an increase in the income attributable to non-controlling interests. The tax rate for June 30, 2010 also included non-deductible acquisition related costs and increases in reserves for income tax contingencies as a result of uncertain tax positions acquired during the year. Without the costs incurred as a result of the IRC Transaction, the effective tax rate would have been 29.5% for the year ended June 30, 2010.

Forward-Looking Statements

Cautionary "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: With the exception of historical matters, the matters discussed in this report are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projections or estimates contained herein. Such forward-looking statements include statements regarding projected production estimates and estimates pertaining to timing and commencement of production from the operators of our royalty properties; the adequacy of financial resources and funds to cover anticipated expenditures for general and administrative expenses as well as costs associated with exploration and business development and capital expenditures, and our expectation that substantially all our revenues will be derived from royalty interests. Factors that could cause actual results to differ materially from these forward-looking statements include, among others:

- changes in gold and other metals prices on which our royalties and similar interests are paid or prices associated with the primary metals mined at properties where we hold interests;
- the production at or performance of properties where we hold interests;
- decisions and activities of the operators of properties where we hold interests;
- the ability of operators to bring projects into production and operate in accordance with feasibility studies;
- liquidity or other problems our operators may encounter;
- unanticipated grade and geological, metallurgical, processing or other problems at the properties where we hold interests;
- mine operating and ore processing facility problems, pit wall or tailings dam failures, natural catastrophes such as floods or earthquakes and access to raw materials, water and power;
- changes in project parameters as plans of the operators are refined;
- changes in estimates of reserves and mineralization by the operators of properties where we hold interests;
- economic and market conditions;
- future financial needs;
- federal, state and foreign legislation governing us or the operators of properties where we hold interests;
- the availability of royalties and similar interests for acquisition or other acquisition opportunities and the availability of debt or equity financing necessary to complete such acquisitions;
- our ability to make accurate assumptions regarding the valuation, timing and amount of payments when making acquisitions;
- risks associated with conducting business in foreign countries, including application of foreign laws to contract and other disputes, environmental and permitting laws, community unrest and labor disputes, and enforcement and uncertain political and economic environments;
- risks associated with issuances of substantial additional common stock or incurrence of substantial indebtedness in connection with acquisitions or otherwise;

- acquisition and maintenance of permits and authorizations, completion of construction and commencement and continuation of production at the properties where we hold interests;
- changes to management and key employees; and
- failure to complete future acquisitions;

as well as other factors described elsewhere in this report and our other reports filed with the SEC. Most of these factors are beyond our ability to predict or control. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. We disclaim any obligation to update any forward-looking statements made herein. Readers are cautioned not to put undue reliance on forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our earnings and cash flows are significantly impacted by changes in the market price of gold and other metals. Gold, silver, copper, nickel and other metal prices can fluctuate significantly and are affected by numerous factors, such as demand, production levels, economic policies of central banks, producer hedging, world political and economic events and the strength of the U.S. dollar relative to other currencies. Please see "*Volatility in gold, silver, copper, nickel and other metal prices may have an adverse impact on the value of our royalty interests and reduce our royalty revenues*," under Part I, Item 1A, Risk Factors, of this report for more information on factors that can affect gold, silver, copper, nickel and other metal prices as well as historical gold, silver, copper and nickel prices.

During the fiscal year ended June 30, 2011, we reported royalty revenues of $216.5 million, with an average gold price for the period of $1,369 per ounce, an average copper price of $3.92 per pound and an average nickel price of $10.86 per pound. Approximately 64% of our total recognized revenues for the fiscal year ended June 30, 2011 were attributable to gold sales from our gold producing interests, as shown within the MD&A. For the fiscal year ended June 30, 2011, if the price of gold had averaged 10% higher or lower per ounce, we would have recorded an increase or decrease in revenue of approximately $13.3 million.

Approximately 10% of our total recognized revenues for the fiscal year ended June 30, 2011 were attributable to copper sales from our copper producing interests. For the fiscal year ended June 30, 2011, if the price of copper had averaged 10% higher or lower per pound, we would have recorded an increase or decrease in revenues of approximately $2.5 million, respectively.

Approximately 15% of our total recognized revenues for the fiscal year ended June 30, 2011 were attributable to nickel sales from our nickel producing interests. For the fiscal year ended June 30, 2011, if the price of nickel had averaged 10% higher or lower per pound, we would have recorded an increase or decrease in revenues of approximately $4.2 million, respectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

	Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	47
CONSOLIDATED BALANCE SHEETS	49
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME	50
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	51
CONSOLIDATED STATEMENTS OF CASH FLOWS	52
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	53

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Royal Gold, Inc.

We have audited the accompanying consolidated balance sheet of Royal Gold, Inc. as of June 30, 2011, and the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Royal Gold, Inc. at June 30, 2011, and the consolidated results of its operations and its cash flows for the year then-ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Royal Gold Inc.'s internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 18, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Denver, Colorado
August 18, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Royal Gold, Inc.:

In our opinion, the consolidated balance sheet as of June 30, 2010 and the related consolidated statements of operations and comprehensive income, of changes in equity and of cash flows for each of two years in the period ended June 30, 2010 present fairly, in all material respects, the financial position of Royal Gold, Inc. and its subsidiaries at June 30, 2010, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Denver, Colorado
August 26, 2010, except for Note 3, as to which the date is August 18, 2011

ROYAL GOLD, INC.

Consolidated Balance Sheets

As of June 30,

(In thousands except share data)

	2011	2010
ASSETS		
Cash and equivalents	$ 114,155	$ 324,846
Royalty receivables	48,828	40,363
Income tax receivable	—	3,527
Prepaid expenses and other current assets	6,290	2,627
Total current assets	169,273	371,363
Royalty interests in mineral properties, net (Note 6)	1,690,439	1,476,799
Available for sale securities (Note 7)	28,876	201
Other assets	14,114	16,970
Total assets	$1,902,702	$1,865,333
LIABILITIES		
Current portion of long-term debt (Note 8)	$ 15,600	$ 26,000
Accounts payable	2,499	2,367
Dividends payable	6,093	4,970
Income tax payable	676	—
Other current liabilities	3,993	2,437
Total current liabilities	28,861	35,774
Long-term debt (Note 8)	210,500	222,500
Net deferred tax liabilities	152,564	155,978
Uncertain tax positions (Note 13)	18,836	12,479
Other long-term liabilities	4,246	5,054
Total liabilities	415,007	431,785
Commitments and contingencies (Note 17)		
EQUITY		
Preferred stock, $.01 par value, authorized 10,000,000 shares authorized; and 0 shares issued	—	—
Common stock, $.01 par value, 100,000,000 shares authorized; and 54,231,787 and 53,324,171 shares outstanding, respectively	543	534
Exchangeable shares, no par value, 1,806,649 shares issued, less 900,854 and 176,540 redeemed shares, respectively	39,864	71,741
Additional paid-in capital	1,319,697	1,284,087
Accumulated other comprehensive income (loss)	54	(34)
Accumulated earnings	100,004	51,862
Treasury stock, at cost (0 and 96,675 shares, respectively)	—	(4,474)
Total Royal Gold stockholders' equity	1,460,162	1,403,716
Non-controlling interests	27,533	29,832
Total equity	1,487,695	1,433,548
Total liabilities and equity	$1,902,702	$1,865,333

The accompanying notes are an integral part of these consolidated financial statements.

ROYAL GOLD, INC.

Consolidated Statements of Operations and Comprehensive Income

For The Years Ended June 30,

(In thousands except share data)

	2011	2010	2009
Royalty revenues	$ 216,469	$ 136,565	$ 73,771
Costs and expenses			
General and administrative	21,106	19,470	11,950
Production taxes	9,039	2,863	1,951
Depreciation, depletion and amortization	67,399	53,793	32,578
Severance and acquisition related costs	—	19,404	—
Total costs and expenses	97,544	95,530	46,479
Operating income	118,925	41,035	27,292
Royalty portfolio restructuring gain	—	—	33,714
Interest and other income	5,088	6,360	3,192
Interest and other expense	(7,740)	(3,809)	(984)
Income before income taxes	116,273	43,586	63,214
Income tax expense	(38,974)	(14,164)	(21,857)
Net income	77,299	29,422	41,357
Net income attributable to non-controlling interests	(5,904)	(7,930)	(3,009)
Net income available to Royal Gold common stockholders	$ 71,395	$ 21,492	$ 38,348
Net income	$ 77,299	$ 29,422	$ 41,357
Adjustments to comprehensive income, net of tax Unrealized change in market value of available for sale securities	89	45	(145)
Comprehensive income	77,388	29,467	41,212
Comprehensive income attributable to non-controlling interests	(5,904)	(7,930)	(3,009)
Comprehensive income attributable to Royal Gold stockholders	$ 71,484	$ 21,537	$ 38,203
Net income per share available to Royal Gold common stockholders:			
Basic earnings per share	$ 1.29	$ 0.49	$ 1.09
Basic weighted average shares outstanding	55,053,204	43,640,414	35,337,133
Diluted earnings per share	$ 1.29	$ 0.49	$ 1.07
Diluted weighted average shares outstanding	55,323,410	43,980,817	35,789,076
Cash dividends declared per common share	$ 0.42	$ 0.34	$ 0.30

The accompanying notes are an integral part of these consolidated financial statements.

ROYAL GOLD, INC.

Consolidated Statements of Changes in Equity

For the Years Ended June 30, 2011, 2010 and 2009

(In thousands except share data)

	Royal Gold Stockholders									
	Common Shares		Exchangeable Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Earnings	Treasury Stock		Non-controlling interests
	Shares	Amount	Shares	Amount				Shares	Amount	
Balance at June 30, 2008	**33,926,495**	**$339**	**—**	**$ —**	**$ 463,335**	**$ 65**	**$ 19,478**	**—**	**$ —**	**$11,411**
Issuance of common stock for:										
Equity offering	6,500,000	65	—	—	234,867	—	—	—	—	—
Other	5,335	—	—	—	178	—	—	—	—	—
Stock-based compensation and related share issuances	48,481	1	—	—	4,027	—	—	—	—	—
Net income	—	—	—	—	—	—	38,348	—	—	3,009
Comprehensive income (loss)	—	—	—	—	—	(145)	—	—	—	—
Distribution to non-controlling interests	—	—	—	—	—	—	—	—	—	(3,450)
Dividends declared	—	—	—	—	—	—	(11,117)	—	—	—
Balance at June 30, 2009	**40,480,311**	**$405**	**—**	**$ —**	**$ 702,407**	**$ (80)**	**$ 46,709**	**—**	**$ —**	**$10,970**
Issuance of common stock for:										
Equity offering	5,980,000	60			276,158	—	—	—	—	—
Acquisition of International Royalty Corporation	5,234,086	52	1,806,649	79,511	230,236	—	—	22,245	(917)	20,704
Andacollo Royalty acquisition	1,204,136	12			53,416	—	—	—	—	—
Exchange of exchangeable shares	176,540	2	(176,540)	(7,770)	7,768	—	—	—	—	—
Stock-based compensation and related share issuances	249,098	3	—	—	14,102	—	—	74,430	(3,557)	—
Net income	—	—	—	—	—	—	21,492	—	—	7,930
Comprehensive income (loss)	—	—	—	—	—	46	—	—	—	—
Distribution to non-controlling interests	—	—	—	—	—	—	—	—	—	(9,772)
Dividends declared	—	—	—	—	—	—	(16,339)	—	—	—
Balance at June 30, 2010	**53,324,171**	**$534**	**1,630,109**	**$ 71,741**	**$1,284,087**	**$ (34)**	**$ 51,862**	**96,675**	**$(4,474)**	**$29,832**
Issuance of common stock for:										
Exchange of exchangeable shares	724,314	6	(724,314)	(31,877)	31,871	—	—	—	—	—
Retirement of treasury stock	(22,245)	(1)	—	—	(4,502)	—	—	(96,675)	4,474	—
Stock-based compensation and related share issuances	205,547	4	—	—	8,241	—	—	—	—	—
Net income	—	—	—	—	—	—	71,395	—	—	5,904
Comprehensive income	—	—	—	—	—	88	—	—	—	—
Distribution to non-controlling interests	—	—	—	—	—	—	—	—	—	(8,203)
Dividends declared	—	—	—	—	—	—	(23,253)	—	—	—
Balance at June 30, 2011	**54,231,787**	**$543**	**905,795**	**$ 39,864**	**$1,319,697**	**$ 54**	**$100,004**	**—**	**$ —**	**$27,533**

The accompanying notes are an integral part of these consolidated financial statements.

ROYAL GOLD, INC.
Consolidated Statements of Cash Flows
For the Years Ended June 30,
(In thousands)

	2011	2010	2009
Cash flows from operating activities:			
Net income	$ 77,299	$ 29,422	$ 41,357
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	67,399	53,793	32,578
Gain on distribution to non-controlling interest	(3,258)	(5,891)	(1,924)
Deferred tax expense (benefit)	(5,136)	(7,536)	(2,170)
Non-cash employee stock compensation expense	6,494	7,279	2,921
Gain on royalty restructuring	—	—	(33,714)
Tax benefit of stock-based compensation exercises	(1,325)	(1,638)	(334)
Other	—	371	—
Changes in assets and liabilities:			
Royalty receivables	(8,465)	(19,055)	(4,280)
Prepaid expenses and other assets	2,247	4,035	(477)
Accounts payable	(930)	(10,742)	(1,834)
Income taxes (receivable) payable	5,527	(2,697)	(147)
Other liabilities	7,105	1,030	(1,929)
Net cash provided by operating activities	$ 146,957	$ 48,371	$ 30,047
Cash flows from investing activities:			
Acquisition of royalty interests in mineral properties	(280,009)	(232,996)	(186,110)
Acquisition of International Royalty Corporation, net of cash acquired	—	(270,233)	—
Acquisistion of available for sale securities	(28,574)	—	—
Proceeds from royalty restructuring	—	—	34,897
Change in restricted cash—compensating balance	—	19,250	(3,500)
Proceeds on sale of inventory—restricted	5,097	3,647	3,477
Deferred acquisition costs	(117)	(120)	(1,021)
Other	(2,660)	(86)	(284)
Net cash used in investing activities	$(306,263)	$(480,538)	$(152,541)
Cash flows from financing activities:			
Borrowings from credit facilities	19,500	255,000	—
Tax benefit of stock-based compensation exercises	1,325	1,638	334
(Prepayment of) borrowings under Chilean loan facility	—	(19,250)	3,500
Common stock dividends	(22,130)	(14,628)	(10,242)
Repayment of debt	(41,900)	(36,013)	—
Proceeds from foreign exchange contract	—	4,101	—
Distribution to non-controlling interests	(7,158)	(3,647)	(3,477)
Net proceeds from issuance of common stock	—	276,839	235,707
Debt issuance costs	(968)	(1,593)	(797)
Other	(54)	—	—
Net cash (used in) provided by financing activities	$ (51,385)	$ 462,447	$ 225,025
Net (decrease) increase in cash and equivalents	(210,691)	30,280	102,531
Cash and equivalents at beginning of period	324,846	294,566	192,035
Cash and equivalents at end of period	$ 114,155	$ 324,846	$ 294,566

See Note 14 for supplemental cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

ROYAL GOLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

Royal Gold, Inc. ("Royal Gold", the "Company", "we", "us" or "our"), together with its subsidiaries, is engaged in the business of acquiring and managing precious metals royalties and similar interests. Royalties are passive (non-operating) interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

Summary of Significant Accounting Policies

Use of Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ significantly from those estimates.

Basis of Consolidation

The consolidated financial statements include the accounts of Royal Gold, Inc., its wholly-owned subsidiaries and an entity over which control is achieved through means other than voting rights. The Company follows the Accounting Standards Codification ("ASC") guidance for identification and reporting for entities over which control is achieved through means other than voting rights. The guidance defines such entities as Variable Interest Entities ("VIEs"). As discussed further in Note 18, the Company identified Crescent Valley Partners, L.P. ("CVP") as a VIE due to the legal structure and certain related factors. Also refer to Note 3 for further discussion of a VIE identified as part of the acquisition of International Royalty Corporation ("IRC"). The identified VIEs are not material to the Company's overall operations or consolidated balance sheets either individually or in the aggregate. Intercompany transactions and account balances have been eliminated in consolidation.

Cash and Equivalents

Cash and equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Cash and equivalents are primarily held in cash deposit accounts.

Royalty Interests in Mineral Properties

Royalty interests in mineral properties include acquired royalty interests in production, development and exploration stage properties. The cost of acquired royalty interests in mineral properties are capitalized as tangible assets as such interests do not meet the definition of a financial asset under ASC guidance.

Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the mineral property, which is estimated using proven and probable reserves as provided by the operator. Acquisition costs of royalty interests on development stage mineral properties, which are not yet in production, are not amortized until the property begins production. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS (Continued)

interests are converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral property, using proven and probable reserves. Exploration costs are charged to operations when incurred.

Available for Sale Securities

Investments in securities that management does not have the intent to sell in the near term and that have readily determinable fair values are classified as available-for-sale securities. Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income as a separate component of stockholders' equity, except that declines in market value judged to be other than temporary are recognized in determining net income. When investments are sold, the realized gains and losses on these investments, determined using the specific identification method, are included in determining net income.

The Company's policy for determining whether declines in fair value of available-for-sale securities are other than temporary includes a quarterly analysis of the investments and a review by management of all investments that are impaired. If such impairment is determined by the Company to be other than temporary, the investment's cost basis is written down to fair value and recorded in net income during the period the Company determines such impairment to be other than temporary.

Asset Impairment

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts of an asset or group of assets may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves and other relevant information received from the operator. We evaluate the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of gold, silver, copper, nickel and other metals, and whenever new information regarding the mineral properties is obtained from the operator indicating that production will not likely occur in the future, thus affecting the future recoverability of our royalty interests. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value in each property exceeds its estimated fair value, which is generally calculated using estimated future discounted cash flows.

Our estimates of gold, silver, copper, nickel and other metal prices, operator's estimates of proven and probable reserves related to our royalty properties, and operator's estimates of operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of our investment in these royalty interests in mineral properties. Although we have made our best assessment of these factors based on current conditions, it is possible that changes could occur, which could adversely affect the net cash flows expected to be generated from these royalty interests.

Royalty Revenue

Royalty revenue is recognized in accordance with the guidance of ASC 605 and based upon amounts contractually due pursuant to the underlying royalty agreement. Specifically, revenue is recognized in accordance with the terms of the underlying royalty agreements subject to (i) the

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS (Continued)

pervasive evidence of the existence of the arrangements; (ii) the risks and rewards having been transferred; (iii) the royalty being fixed or determinable; and (iv) the collectability of the royalty being reasonably assured. For royalty payments received in-kind, royalty revenue is recorded at the average spot price of gold for the period in which the royalty was earned.

Revenue recognized pursuant to the Robinson royalty agreement is based upon 3.0% of revenue received by the operator of the mine, QuadraFNX Mining, Ltd. ("Quadra"), for the sale of minerals from the Robinson mine, reduced by certain costs incurred by Quadra. Quadra's concentrate sales contracts with third-party smelters, in general, provide for an initial sales price payment based upon provisional assays and quoted metal prices at the date of shipment. Final true-up sales price payments to Quadra are subsequently based upon final assay and market metal prices on a specified future date, typically one to three months after the date the concentrate arrives at the third-party smelter (which generally occurs four to five months after the shipment date from the Robinson mine). We do not have all the key information regarding the terms of the operator's smelter contracts, such as the terms of specific concentrate shipments to a smelter or quantities of metal or expected settlement arrangements at the time of an operator's shipment of concentrate.

Each monthly payment from Quadra is typically a combination of revenue received by Quadra for provisional payments during the month and any upward or downward adjustments for final assays and commodity prices for earlier shipments. Whether the payment to Royal Gold is based on Quadra's revenue in the form of provisional or final payments, Royal Gold records royalty revenue and the corresponding receivable based on the monthly amounts it receives from Quadra, as determined pursuant to the royalty agreement. The royalty contract does not provide Royal Gold with rights or obligations to settle any final assay and commodity price adjustments with Quadra. Therefore, once a given monthly payment is received by Royal Gold it is not subject to later adjustment based on adjustments for assays or commodity prices. Under the royalty agreement, Quadra may include such final adjustments as a component of future royalty payments.

Income Taxes

The Company accounts for income taxes in accordance with the guidance of ASC 740. The Company's deferred income taxes reflect the impact of temporary differences between the reported amounts of assets and liabilities for financial reporting purposes and such amounts measured by tax laws and regulations. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. A valuation allowance is provided for deferred tax assets when management concludes it is more likely than not that some portion of the deferred tax assets will not be realized.

The Company's operations may involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, state, and international tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS (Continued)

charge to income tax expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the guidance of ASC 718. The Company recognizes all share-based payments to employees, including grants of employee stock options, stock appreciation rights ("SARs") and restricted stock, in its financial statements based upon their fair values.

Operating Segments and Geographical Information

The Company manages its business under a single operating segment, consisting of royalty acquisition and management activities. Royal Gold's royalty revenue and long-lived assets (royalty interests in mineral properties, net) are geographically distributed as shown in the following table. Please refer to Note 6 for a further breakdown of the Company's royalty interests on producing mineral properties.

	Royalty Revenue			Royalty Interests in Mineral Property, net		
	Fiscal Year Ended June 30,			Fiscal Year Ended June 30,		
	2011	2010	2009	2011	2010	2009
United States	24%	40%	56%	3%	5%	13%
Chile	21%	4%	1%	40%	42%	6%
Canada	19%	4%	2%	36%	27%	19%
Mexico	18%	15%	15%	11%	13%	45%
Africa[1]	9%	29%	21%	2%	2%	8%
Australia	5%	5%	2%	5%	6%	6%
Other	4%	3%	3%	3%	5%	3%

(1) Consists of royalties on properties in Burkina Faso and Guinea.

Comprehensive Income

In addition to net income, comprehensive income includes changes in equity during a period associated with cumulative unrealized changes in the fair value of marketable securities held for sale, net of tax effects.

Earnings per Share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of outstanding common shares for the period, considering the effect of participating securities, and include the outstanding exchangeable shares. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts that may require issuance of common shares were converted. Diluted earnings per share is computed by dividing net income

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS (Continued)

available to common stockholders by the diluted weighted average number of common shares outstanding, including outstanding exchangeable shares, during each fiscal year.

Production taxes

Certain royalty payments are subject to production taxes (or mining proceeds taxes), which are recognized at the time of revenue recognition. Production taxes are not income taxes and are included within the costs and expenses section in the Company's consolidated statements of operations and comprehensive income.

Reclassification

Cost and expenses previously classified as *Exploration and business development* are now included within the *General and administrative* caption. Further, certain amounts previously classified as *Costs of Operations* are now included within the *General and administrative* caption or the *Production taxes* caption in the Company's consolidated statements of operations and comprehensive income. The following table reflects these reclassifications for the fiscal years ended June 30, 2010 and 2009:

	Fiscal Year Ended June 30, 2010			Fiscal Year Ended June 30, 2009		
	Previously Reported Balance	Reclass Adjustment	Adjusted Balance	Previously Reported Balance	Reclass Adjustment	Adjusted Balance
Costs and expenses:						
Costs of operations	$ 6,235	$(6,235)	$ —	$3,551	$(3,551)	$ —
General and administrative	12,595	6,875	19,470	7,352	4,598	11,950
Production taxes	—	2,863	2,863	—	1,951	1,951
Exploration and business development	3,503	(3,503)	—	2,998	(2,998)	—

These reclassifications had no effect on reported operating income or net income attributable to Royal Gold stockholders for the prior periods presented.

Recently Adopted Accounting Pronouncements

Variable Interest Entities

In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise's variable interest gives it a controlling financial interest in a VIE. This qualitative analysis identifies the primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity's economic performance, and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. Adoption of the updated guidance, effective for the Company's fiscal year beginning July 1, 2010, had no impact on the Company's consolidated financial position, results of operations or cash flows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS (Continued)

Fair Value Measurements

In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require additional disclosures related to: (1) transfers in and out of Level 1 and 2 fair value measurements, and (2) enhanced detail in the Level 3 reconciliation. The guidance was amended to provide clarity about the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques used to measure fair value for both recurring and non-recurring measurements that fall in either Level 2 or Level 3. The updated guidance was effective for the Company's fiscal year beginning July 1, 2010, with the exception of the Level 3 disaggregation, which is effective for the Company's fiscal year beginning July 1, 2011. The adoption had no impact on the Company's financial position, results of operations or cash flows.

Recently Issued Accounting Standards

In June 2011, the Financial Accounting Standards Board issued ASU No. 2011-05, *Presentation of Comprehensive Income.* The ASU addresses the presentation of comprehensive income and provides entities with the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The provisions of this ASU are effective for the Company's quarter beginning January 1, 2012. Since this ASU addresses financial presentation only, its adoption will not impact the Company's consolidated position or results of operations.

3. ACQUISITION OF INTERNATIONAL ROYALTY CORPORATION

On February 22, 2010, Royal Gold, through a wholly-owned Canadian subsidiary, RG Exchangeco Inc. ("RG Exchangeco"), acquired all of the issued and outstanding common shares of International Royalty Corporation (the "IRC Transaction"). The purchase price for the IRC Transaction consisted of approximately $350.0 million in cash, 5,234,086 shares of Royal Gold common stock (valued at $230.4 million on February 22, 2010) and 1,806,649 exchangeable shares of RG Exchangeco (valued at $79.5 million on February 22, 2010), which shares are convertible at any time on a one-for-one basis for Royal Gold common stock. The IRC Transaction further complemented and expanded our royalty portfolio.

The Company followed the acquisition method of accounting in accordance with ASC 805. During the three months ended March 31, 2011, the Company finalized its assessment of the fair value of the

3. ACQUISITION OF INTERNATIONAL ROYALTY CORPORATION (Continued)

assets acquired and liabilities assumed as part of the IRC Transaction. The following table summarizes the fair values of the assets acquired and liabilities assumed from IRC:

	Preliminary purchase price allocation as of June 30, 2010	Purchase price adjustments	Final purchase price allocation as of June 30, 2010
	(amounts in thousands)		
Purchase price	$ 659,871	$ —	$ 659,871
Current assets	$ 83,720	$ 1,069	$ 84,789
Royalty interests in mineral properties	774,291	8,816	783,107
Other assets	14,304	(4,911)	9,393
Current liabilities	(10,839)	(974)	(11,813)
Senior secured debentures	(28,769)	—	(28,769)
Net deferred tax liabilities	(140,891)	(3,395)	(144,286)
Uncertain tax positions	(8,362)	(605)	(8,967)
Other liabilities	(2,878)	—	(2,878)
Non-controlling interest	(20,705)	—	(20,705)
Total allocated purchase price	$ 659,871	$ —	$ 659,871

The purchase price adjustments were attributable to the Company receiving updated mineral property and tax attribute information. The above purchase price adjustments are reflected in the Company's consolidated balance sheet as of June 30, 2010. There was no impact to the Company's statement of operations for the period from February 22, 2010 to June 30, 2010, as a result of the purchase price adjustments.

For the twelve months ended June 30, 2010, the Company incurred approximately $8.6 million of transaction costs for financial advisory, legal, accounting, tax and consulting services as part of the IRC Transaction. The Company also incurred approximately $10.8 million in severance related payments as part of the termination of IRC's officers and certain employees upon acquisition of IRC. The transaction and severance payment costs are included in *Severance and acquisition-related costs* on our consolidated statements of operations and comprehensive income and were recognized separately from the purchase price for the IRC Transaction.

The non-controlling interest arising from the IRC Transaction is the result of IRC's indirect ownership of a 90% interest in the Labrador Nickel Royalty Limited Partnership ("LNRLP"), which owns 100% of the Voisey's Bay Net Smelter Return ("NSR") royalty. The owner of the remaining 10% interest in LNRLP is Altius Resources Inc. ("Altius"), a company unrelated to Royal Gold and IRC. Due to the legal structure of LNRLP and certain related factors, the Company determined that LNRLP should be fully consolidated. The fair value of the non-controlling interest was determined based on its proportionate share to the underlying assets and liabilities of the partnership.

The Company's consolidated financial statements include the results of the IRC Transaction from the date of acquisition. The following unaudited pro forma information is presented as if the IRC Transaction had been completed as of the beginning of the periods presented. The pro forma results

3. ACQUISITION OF INTERNATIONAL ROYALTY CORPORATION (Continued)

are not necessarily indicative of what would have been achieved had the IRC Transaction been in effect for the periods presented.

	Fiscal Years Ended June 30,	
	2010	2009
	(in thousands)	
Royalty revenues	$152,716	$113,259
Net income (loss) available to Royal Gold common stockholders	$ (434)	$ 29,248

For the period February 22, 2010, through June 30, 2010, approximately $9.0 million of royalty revenue was recorded on the Company's consolidated statements of operations and comprehensive income related to royalties acquired in the IRC Transaction. In the above pro forma, net income attributable to Royal Gold common stockholders as of June 30, 2010 and 2009, included approximately $19.4 million in transaction costs and severance related payments related to the IRC Transaction.

4. ROYALTY ACQUISITIONS

Mt. Milligan Gold Stream Acquisition

On October 20, 2010, the Company entered into a Purchase and Sale Agreement (the "Purchase and Sale Agreement") pursuant to which a wholly-owned subsidiary of the Company, RGLD Gold AG (formerly known as RGL Royalty AG), acquired the right to purchase 25% of the payable gold produced from the Mt. Milligan copper-gold project in British Columbia (the "Gold Purchase Transaction") from Terrane Metals Corp. ("Terrane"), a wholly-owned subsidiary of Thompson Creek Metals Company Inc. ("Thompson Creek"). The parties entered into the Purchase and Sale Agreement and consummated the Gold Purchase Transaction concurrently with the consummation of Thompson Creek's acquisition of Terrane.

Pursuant to the Purchase and Sale Agreement, RGLD Gold AG paid $226.5 million at the closing of the Gold Purchase Transaction. In the future, upon satisfaction of certain conditions set forth in the Purchase and Sale Agreement, RGLD Gold AG will make additional payments (each an "Additional Payment") to Terrane in an amount not to exceed $85 million in the aggregate to fund a portion of the development costs of the Mt. Milligan project. Upon commencement of production at the Mt. Milligan project, RGLD Gold AG will purchase 25% of the payable gold with a cash payment equal to the lesser of $400 or the prevailing market price for each payable ounce of gold until 550,000 ounces have been delivered to RGLD Gold AG, and the lesser of $450 or the prevailing market price for each additional ounce thereafter. The Purchase and Sale Agreement also contains representations and warranties, covenants, conditions and indemnification provisions in respect of each party.

The acquisition of the Mt. Milligan gold stream has been accounted for as an asset acquisition. The $226.5 million paid at closing, plus direct transaction costs of approximately $1.1 million, has been recorded as a development stage royalty interest within *Royalty interests in mineral properties, net* on our consolidated balance sheets. The Company paid the $226.5 million portion of the total consideration from cash on hand. The Company did not make any Additional Payments to Thompson Creek through June 30, 2011.

4. ROYALTY ACQUISITIONS (Continued)

Acquisition of Additional Royalty Interests at Pascua-Lama

On July 1, 2010, the Company entered into two separate assignment of rights agreements with two private Chilean citizens whereby Royal Gold acquired an additional 0.75% NSR sliding-scale royalty on the Pascua-Lama project, which is owned and operated by Barrick Gold Corporation ("Barrick") and located on the border between Argentina and Chile, for a purchase price of $53 million. Of this amount, $25 million was paid on July 1, 2010 to acquire 0.35% of the 0.75% royalty interest. A deferred payment of $28 million was made on October 28, 2010, to acquire the remaining 0.40% royalty interest. Upon the October 28, 2010 closings, Royal Gold's total gold NSR royalty interest in the Pascua-Lama project increased to 5.23%, at gold prices above $800 per ounce. Pursuant to the assignment of rights agreements, Royal Gold also acquired a 0.20% fixed-rate net smelter return copper royalty that takes effect after January 1, 2017, increasing Royal Gold's copper royalty interest in the Pascua-Lama project to 1.05%.

The acquisition of the additional royalty interests at Pascua-Lama has been accounted for as an asset acquisition. The total purchase price of $53 million, plus direct transaction costs of approximately $1.1 million, has been recorded as a development stage royalty interest within *Royalty interests in mineral properties, net* on our consolidated balance sheets. The Company paid the $53.0 million of the total consideration from cash on hand.

Andacollo

On January 25, 2010, the Company acquired an interest in the gold produced from the sulfide portion of the Andacollo project in Chile from a Chilean subsidiary of Teck Resources Limited ("Teck"), Compañía Minera Teck Carmen de Andacollo. The purchase price for the Andacollo Royalty consisted of $217.9 million in cash and 1,204,136 of the Company's common shares. The cash portion of the purchase price was paid from the Company's cash on hand.

The Andacollo Royalty acquisition has been accounted for as an asset acquisition. As such, the total purchase price of $273.0 million, which consisted of $217.9 million in cash, 1,204,136 shares of the Company's common stock (valued at $53.4 million on January 25, 2010) and approximately $1.7 million of transaction costs, is recorded as a component of *Royalty interests in mineral properties, net* on our consolidated balance sheets.

Barrick Royalty Portfolio

Effective October 1, 2008, the Company completed an acquisition of royalties from Barrick for cash of approximately $181.3 million, including a restructuring of its GSR2, GSR3 and NVR1 royalties at Cortez, valued at $31.5 million, for net cash of approximately $150.0 million. As part of the royalty restructuring, the Company recognized a gain of $31.5 million during the fiscal quarter ended December 31, 2008. The cash portion of the purchase price was paid from the Company's cash on hand.

The acquisition of Barrick's royalty portfolio has been accounted for as an asset acquisition. The total purchase price of $181.3 million, plus direct transaction costs of approximately $3.1 million, has been allocated to the acquired royalty interests according to their relative fair values and is recorded as separate components of *Royalty interests in mineral properties, net* on our consolidated balance sheets.

4. ROYALTY ACQUISITIONS (Continued)

The operating impacts of the royalty interests acquired from Barrick have been reflected in the financial results of Royal Gold from October 1, 2008.

5. INVESTMENT IN SEABRIDGE GOLD, INC. AND ACQUSITION OF A ROYALTY OPTION ON THE KERR-SULPHURETS-MITCHELL PROJECT

On June 16, 2011, the Company, through its wholly-owned subsidiary RG Exchhangeco Inc., (formerly known as RGLD Gold Canada, Inc.), entered into a Subscription Agreement and an Option Agreement with Seabridge Gold, Inc. ("Seabridge"), pursuant to which the Company acquired 1,019,000 common shares ("Initial Shares") of Seabridge, approximately 2% of Seabridge's issued and outstanding common stock, in a private placement for $30.7 million (C$30.0 million) at a per share price equal to $30.14 (C$29.44), which represented a premium of 15% to the volume weighted-average trading price of Seabridge common shares on the Toronto Stock Exchange ("TSX") for a five day trading period that ended June 14, 2011.

Pursuant to the Option Agreement, if the Company holds the Initial Shares for a period of 270 days, the Company will have the option to acquire a 1.25% NSR royalty (the "Initial Royalty") on all of the gold and silver production from the Kerr-Sulphurets-Mitchell project (the "Project") in northwest British Columbia, Canada. The purchase price of the Initial Royalty is C$100 million, payable in three installments over a 540 day period, subject to currency exchange rate adjustments.

Pursuant to the Option Agreement, the Company also has an option, exercisable until December 29, 2012, to acquire, in a private placement, additional common shares of Seabridge in an amount up to C$18 million (the "Subsequent Shares"). The purchase price for the Subsequent Shares will be a 15% premium to the volume weighted-average trading price of the Seabridge common shares on the TSX for the specified period. If the Company exercises its option to acquire the Subsequent Shares and holds the Subsequent Shares for a period of 270 days, the Company will have the option to increase the Initial Royalty to a 2.0% NSR royalty (the "Increased Royalty") for a purchase price of C$60 million, payable in three installments over a 540 day period, subject to currency exchange rate adjustments.

The options to acquire the Initial Royalty and the Increased Royalty will remain exercisable by the Company for 60 days following the Company's satisfaction that, among other things, the Project has received all material approvals and permits and that Seabridge has demonstrated that it has sufficient funding for construction of and commencement of commercial production from the Project.

The investment in Seabridge and the Project was accounted for as an asset purchase. As such, the Company has recorded the Initial Shares as an investment in *Available for sale securities* on the consolidated balance sheets; refer to Note 7 for further detail on our investment in available for sale securities. The 15% premium on the Initial Shares, which represents the value of the option to acquire the Initial Royalty, plus direct acquisition costs, has been recorded within *Other assets* on the consolidated balance sheets.

6. ROYALTY INTERESTS IN MINERAL PROPERTIES

The following summarizes the Company's principal royalty interests in mineral properties as of June 30, 2011 and 2010.

As of June 30, 2011 (Amounts in thousands):	Cost	Accumulated Depletion	Net
Production stage royalty interests:			
Andacollo	$ 272,998	$ (13,076)	$ 259,922
Voisey's Bay	150,138	(15,526)	134,612
Peñasquito	99,172	(5,457)	93,715
Las Cruces	57,230	(2,615)	54,615
Mulatos	48,092	(14,199)	33,893
Dolores	44,878	(4,005)	40,873
Wolverine	45,158	(257)	44,901
Canadian Malartic	38,800	(367)	38,433
Holt	25,428	(620)	24,808
Inata	24,871	(5,158)	19,713
Gwalia Deeps	22,854	(1,715)	21,139
Leeville	18,322	(12,920)	5,402
Robinson	17,825	(8,827)	8,998
Cortez	10,630	(9,619)	1,011
Other	178,143	(97,386)	80,757
	1,054,539	(191,747)	862,792
Development stage royalty interests:			
Pascua-Lama	372,105	—	372,105
Mt. Milligan	227,596	—	227,596
Other	26,250	—	26,250
	625,951	—	625,951
Exploration stage royalty interests	201,696	—	201,696
Total royalty interests in mineral properties	$1,882,186	$(191,747)	$1,690,439

6. ROYALTY INTERESTS IN MINERAL PROPERTIES (Continued)

As of June 30, 2010 (Amounts in thousands):	Cost	Accumulated Depletion	Net
Production stage royalty interests:			
Andacollo	$ 272,998	$ (1,143)	$ 271,855
Voisey's Bay	150,138	(2,052)	148,086
Peñasquito	99,172	(2,162)	97,010
Las Cruces	57,230	(490)	56,740
Mulatos	48,092	(10,177)	37,915
Dolores	44,878	(2,278)	42,600
Taparko	33,570	(29,242)	4,328
Leeville	18,322	(10,764)	7,558
Robinson	17,825	(7,678)	10,147
Gwalia Deeps	15,970	(416)	15,554
Cortez	10,630	(9,499)	1,131
Other	149,085	(49,285)	99,800
	917,910	(125,186)	792,724
Development stage royalty interests:			
Pascua-Lama	318,001	—	318,001
Canadian Malartic	35,500	—	35,500
Wolverine	45,158	—	45,158
Other	50,733	—	50,733
	449,392	—	449,392
Exploration stage royalty interests	234,683	—	234,683
Total royalty interests in mineral properties	$1,601,985	$(125,186)	$1,476,799

Note: The cost amount shown for the royalties acquired as part of the IRC Transaction were finalized during the fiscal year ended June 30, 2011, and were updated in the above table as a result. This includes Voisey's Bay, the additional interest at Pascua-Lama, Wolverine and certain royalties included within the Other category.

7. AVAILABLE FOR SALE SECURITIES

The Company's available for sale securities as of June 30, 2011 and 2010 consists of the following:

	As of June 30, 2011 (Amounts in thousands)			
		Unrealized		
	Cost Basis	Gain	Loss	Fair Value
Non-current:				
Seabridge	$28,574	—	(28)	$28,546
Other	203	127	—	330
	$28,777	$127	$(28)	$28,876

	As of June 30, 2010 (Amounts in thousands)			
		Unrealized		
	Cost Basis	Gain	Loss	Fair Value
Non-current:				
Other	$254	—	(53)	$201
	$254	$—	$(53)	$201

8. DEBT

The Company's current and non-current long-term debt as of June 30, 2011 and 2010 consists of the following:

	As of June 30, 2011 (Amounts in thousands)		As of June 30, 2010 (Amounts in thousands)	
	Current	Non-current	Current	Non-current
Credit facility	$ —	$100,000	$ —	$125,000
Term loan	15,600	110,500	26,000	97,500
Total debt	$15,600	$210,500	$26,000	$222,500

Scheduled minimum debt repayments are $15.6 million in fiscal years 2012 and 2013 and $194.9 million in fiscal year 2014.

On February 1, 2011, the Company amended and restated its term loan and revolving credit facility (collectively, the "Bank Facilities"). Key modifications to the Bank Facilities include, among other items: 1) an increase in the maximum availability under the revolving credit facility from $125 million to $225 million; 2) an increase in the total borrowing under the term loan from $110.5 million to $130 million; 3) an extension of the final maturity date for each of the Bank Facilities to February 1, 2014; 4) a restructuring of the interest rate applicable to the term loan, making it consistent with the interest rate under the revolving credit facility, which results in a reduction in the current effective rate from LIBOR plus 2.25% to LIBOR plus 1.875%; 5) a reduction in the amortization rate for principal payments under the term loan from 5% of the initial funded principal amount per quarter to 3% of the initial funded principal amount per quarter; and 6) a change to the revolving credit facility financial covenants deleting the forward-looking facility coverage ratio (as defined) and adding a debt service

8. DEBT (Continued)

ratio (as defined), which is required to be maintained at 1.25 to 1.0, making the revolving credit facility financial covenant package consistent with the financial covenant package under the term loan. As of June 30, 2011, the Company was in compliance with each financial covenant, including the added debt service ratio, under the revolving credit facility and term loan. As of June 30, 2011, the Company's all-in rate of LIBOR plus the margin was 2.15% for the revolving credit facility and term loan.

9. STOCK-BASED COMPENSATION

In November 2004, the Company adopted the Omnibus Long-Term Incentive Plan ("2004 Plan"). Under the 2004 Plan, 2,600,000 shares of common stock have been authorized for future grants to officers, directors, key employees and other persons. The 2004 Plan provides for the grant of stock options, unrestricted stock, restricted stock, dividend equivalent rights, SARs (stock settled) and cash awards. Any of these awards may, but need not, be made as performance incentives. Stock options granted under the 2004 Plan may be non-qualified stock options or incentive stock options.

The Company recognized stock-based compensation expense as follows:

	For the Fiscal Years Ended June 30,		
	2011	2010	2009
	(Amounts in thousands)		
Stock options	$ 415	$ 733	$ 782
Stock appreciation rights	815	520	200
Restricted stock	2,165	2,155	1,810
Performance stock	3,099	3,871	129
Total stock-based compensation expense	$6,494	$7,279	$2,921

Stock-based compensation expense is included within general and administrative in the consolidated statements of operations and comprehensive income.

As of June 30, 2011, there were 1,217,553 shares of common stock reserved for future issuance under the 2004 Plan.

Stock Options and Stock Appreciation Rights

Stock option and SARs awards are granted with an exercise price equal to the closing market price of the Company's stock at the date of grant. Stock option and SARs awards granted to officers, key employees and other persons vest based on one to three years of continuous service. Stock option and SARs awards have 10 year contractual terms.

To determine stock-based compensation expense for stock options and SARs, the fair value of each stock option and SAR is estimated on the date of grant using the Black-Scholes-Merton ("Black-Scholes") option pricing model for all periods presented. The Black-Scholes model requires key

9. STOCK-BASED COMPENSATION (Continued)

assumptions in order to determine fair value. Those key assumptions during the fiscal year 2011, 2010 and 2009 grants are noted in the following table:

	Stock Options			SARs		
	2011	2010	2009	2011	2010	2009
Weighted-average expected volatility	46.8%	47.5%	44.5%	46.0%	47.4%	44.5%
Weighted-average expected life in years	5.7	5.6	5.3	6.0	5.5	5.3
Weighted-average dividend yield	0.89%	0.68%	0.92%	0.89%	0.68%	0.92%
Weighted-average risk free interest rate	1.7%	2.4%	2.5%	1.8%	2.4%	2.5%

The Company's expected volatility is based on the historical volatility of the Company's stock over the expected option term. The Company's expected option term is determined by historical exercise patterns along with other known employee or company information at the time of grant. The risk free interest rate is based on the zero-coupon U.S. Treasury bond at the time of grant with a term approximate to the expected option term.

Stock Options

A summary of stock option activity under the 2004 Plan for the fiscal year ended June 30, 2011, is presented below.

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at July 1, 2010	336,930	$25.36		
Granted	24,800	$49.66		
Exercised	(20,738)	$20.46		
Forfeited	(7,514)	$48.29		
Outstanding at June 30, 2011	333,478	$26.96	5.0	$10,542
Exercisable at June 30, 2011	296,412	$24.38	4.5	$10,134

The weighted-average grant date fair value of options granted during the fiscal years ended June 30, 2011, 2010 and 2009, was $20.56, $23.21 and $12.28, respectively. The total intrinsic value of options exercised during the fiscal years ended June 30, 2011, 2010 and 2009, were $0.7 million, $6.2 million, and $1.2 million, respectively.

9. STOCK-BASED COMPENSATION (Continued)

A summary of the status of the Company's non-vested stock options for the fiscal year ended June 30, 2011, is presented below:

	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested at July 1, 2010	53,726	$16.76
Granted	24,800	$20.56
Vested	(33,946)	$15.25
Forfeited	(7,514)	$20.35
Non-vested at June 30, 2011	37,066	$19.96

As of June 30, 2011, there was approximately $0.5 million of total unrecognized stock-based compensation expense related to non-vested stock options granted under the 2004 Plan, which is expected to be recognized over a weighted-average period of 1.9 years.

SARs

A summary of SARs activity under the 2004 Plan for the fiscal year ended June 30, 2011, is presented below.

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at July 1, 2010	102,140	$42.10		
Granted	51,500	$49.66		
Exercised	(2,076)	$38.85		
Forfeited	(3,152)	$47.28		
Outstanding at June 30, 2011	148,412	$44.66	8.4	$2,064
Exercisable at June 30, 2011	57,549	$39.08	7.7	$1,121

The weighted-average grant date fair value of SARs granted during the fiscal years ended June 30, 2011, 2010 and 2009 was $20.87, $22.94 and $12.28, respectively.

9. STOCK-BASED COMPENSATION (Continued)

A summary of the status of the Company's non-vested SARs for the fiscal year ended June 30, 2011, is presented below:

	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested at July 1, 2010	77,307	$19.41
Granted	51,500	$20.87
Vested	(34,792)	$19.02
Forfeited	(3,152)	$20.03
Non-vested at June 30, 2011	90,863	$20.37

As of June 30, 2011, there was approximately $1.3 million of total unrecognized stock-based compensation expense related to non-vested SARs granted under the 2004 Plan, which is expected to be recognized over a weighted-average period of 1.9 years.

Other Stock-based Compensation

Performance Shares

On November 17, 2010, officers and certain employees were granted 60,500 shares of restricted common stock that can be earned only if either one of two defined multi-year performance goals is met within five years of the date of grant ("Performance Shares"). If the performance goals are not earned by the end of this five year period, the Performance Shares will be forfeited. Vesting of Performance Shares is subject to certain performance measures being met and can be based on an interim earn out of 25%, 50%, 75% or 100%. The defined performance goals are tied to the following performance measures: (1) growth of free cash flow per share on a trailing twelve month basis; and (2) growth of royalty ounces in reserve per share on an annual basis.

The Company measures the fair value of the Performance Shares based upon the market price of our common stock as of the date of grant. In accordance with ASC 718, the measurement date for the Performance Shares will be determined at such time that the performance goals are attained or that it is probable they will be attained. At such time that it is probable that a performance condition will be achieved, compensation expense will be measured by the number of shares that will ultimately be earned based on the grant date market price of our common stock. Interim recognition of compensation expense will be made at such time as management can reasonably estimate the number of shares that will be earned.

9. STOCK-BASED COMPENSATION (Continued)

A summary of the status of the Company's non-vested Performance Shares for the fiscal year ended June 30, 2011, is presented below:

	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested at July 1, 2010	122,375	$40.16
Granted	60,500	$49.66
Vested	(135,125)	$41.19
Forfeited	(4,625)	$45.94
Non-vested at June 30, 2011	43,125	$49.66

As of June 30, 2011, total unrecognized stock-based compensation expense related to Performance Shares was approximately $1.2 million, which is expected to be recognized over the average remaining vesting period of 1.1 years.

Restricted Stock

As defined in the 2004 Plan, officers, non-executive directors and certain employees may be granted shares of restricted stock that vest on continued service alone ("Restricted Stock"). On November 17, 2010, officers and certain employees were granted 41,100 shares of Restricted Stock. Restricted Stock awards granted to officers and certain employees vest over three years beginning after a three-year holding period from the date of grant with one-third of the shares vesting in years four, five and six, respectively. Also on November 17, 2010, our non-executive directors were granted 12,000 shares of Restricted Stock. The non-executive directors' shares of Restricted Stock vest as to 50% immediately and 50% one year after the date of grant.

Shares of Restricted Stock represent issued and outstanding shares of common stock, with dividend and voting rights. The Company measures the fair value of the Restricted Stock based upon the market price of our common stock as of the date of grant. Restricted Stock is amortized over the applicable vesting period using the straight-line method. Unvested shares of Restricted Stock are subject to forfeiture upon termination of employment with the Company.

A summary of the status of the Company's non-vested Restricted Stock for fiscal year ended June 30, 2011, is presented below:

	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested at July 1, 2010	271,749	$33.48
Granted	53,100	$49.66
Vested	(48,916)	$31.07
Forfeited	(13,400)	$43.55
Non-vested at June 30, 2011	262,533	$36.68

9. STOCK-BASED COMPENSATION (Continued)

As of June 30, 2011, total unrecognized stock-based compensation expense related to Restricted Stock was approximately $5.7 million, which is expected to be recognized over the weighted-average vesting period of 3.9 years.

10. ROYALTY PORTFOLIO RESTRUCTURING GAIN

As part of the royalty restructuring as part of the Barrick acquisition, which is discussed in Note 4, the Company recognized a gain of $31.5 million during the fiscal quarter ended December 31, 2008. The restructured royalties were a nonmonetary exchange and the fair value of the restructured royalties was determined based on expected future cash flows. The Company's basis in the restructured royalties was zero thus giving rise to the $31.5 million gain.

In May 2009, Golden Star Resources Ltd. ("Golden Star") exercised its right of repurchase on the Benso 1.5% NSR royalty held by the Company for $3.4 million. The Company acquired the Benso royalty in December 2007 for approximately $1.9 million. The Company's net book value for the Benso royalty on the date of exercise by Golden Star was approximately $1.2 million. As such, the Company recognized a gain of approximately $2.2 million upon exercise.

11. STOCKHOLDERS' EQUITY

Preferred Stock

The Company has 10,000,000 authorized and unissued shares of $.01 par value Preferred Stock as of June 30, 2011 and 2010.

Common Stock Issuances

Fiscal Year 2011

During the fiscal year ended June 30, 2011, options to purchase 20,738 shares were exercised, resulting in proceeds of approximately $0.4 million.

Fiscal Year 2010

During the fiscal year ended June 30, 2010, options to purchase 242,820 shares were exercised, resulting in proceeds of approximately $1.6 million.

In June 2010, the Company sold 5,980,000 shares of our common stock in an underwritten public offering that closed on June 28, 2010. The offering was priced at $48.50, and proceeds from the offering, net of commission and expenses, was approximately $276.2 million. The Company used the net proceeds from the offering to fund acquisitions of additional royalty interests, including the acquisition of the gold stream on the Mt. Milligan Project.

Fiscal Year 2009

In April 2009, the Company sold 6,500,000 shares of our common stock in an underwritten public offering that closed on April 14, 2009. The offering was priced at $38.00 per share, and proceeds from the offering, net of commission and expenses, was approximately $235.0 million. The net proceeds from the offering were primarily used for general corporate purposes and to pay the cash component of the Andacollo Royalty acquisition, as discussed in Note 4.

11. STOCKHOLDERS' EQUITY (Continued)

Exchangeable Shares

In connection with the IRC Transaction discussed in Note 3, certain holders of IRC common stock received exchangeable shares of RG Exchangeco for each share of IRC common stock held. The exchangeable shares are convertible at any time, at the option of the holder, into shares of Royal Gold common stock on a one-for-one basis, and entitle holders to dividends and other rights economically equivalent to holders of Royal Gold common stock.

Treasury Stock

During the fiscal year ended June 30, 2011, the Company retired 96,675 common shares included in treasury stock. The 96,675 common shares retired have been returned to the Company's authorized but unissued amount of common stock. As of June 30, 2011 and 2010, the Company had 0 and 96,675 common shares included in treasury stock, which are carried at cost.

Stockholders' Rights Plan

On September 10, 2007, the Company entered into the First Amended and Restated Rights Agreement, dated September 10, 2007 (the "Rights Agreement"). The Rights Agreement expires on September 10, 2017. The Rights Agreement was approved by the Company's board of directors (the "Board").

The Rights Agreement is intended to deter coercive or abusive tender offers and market accumulations. The Rights Agreement is designed to encourage an acquirer to negotiate with the Board and to enhance the Board's ability to act in the best interests of all the Company's stockholders.

Under the Rights Agreement, each stockholder of the Company holds one preferred stock purchase right (a "Right") for each share of Company common stock held. The Rights generally become exercisable only in the event that an acquiring party accumulates 15 percent or more of the Company's outstanding shares of common stock. If this were to occur, subject to certain exceptions, each Right (except for the Rights held by the acquiring party) would allow its holders to purchase one one-thousandth of a newly issued share of Series A junior participating preferred stock of Royal Gold or the Company's common stock with a value equal to twice the exercise price of the Right, initially set at $175 under the terms and conditions set forth in the Rights Agreement.

12. EARNINGS PER SHARE ("EPS")

Basic earnings per common share were computed using the weighted average number of shares of common stock outstanding during the period, considering the effect of participating securities. Unvested stock-based compensation awards that contain non-forfeitable rights to dividends or dividend equivalents are considered participating securities and are included in the computation of earnings per share pursuant to the two-class method. The Company's unvested restricted stock awards contain non-forfeitable dividend rights and participate equally with common stock with respect to dividends issued or declared. The Company's unexercised stock options, unexercised SARs and unvested performance stock do not contain rights to dividends. Under the two-class method, the earnings used to determine basic earnings per common share are reduced by an amount allocated to participating securities. Use of the two-class method has an immaterial impact on the calculation of basic and diluted earnings per common share.

12. EARNINGS PER SHARE ("EPS") (Continued)

The following table summarizes the effects of dilutive securities on diluted EPS for the period:

	Fiscal Years Ended June 30,		
	2011	2010	2009
	(in thousands, except share data)		
Net income available to Royal Gold common stockholders	$ 71,395	$ 21,492	$ 38,348
Weighted-average shares for basic EPS	55,053,204	43,640,414	35,337,133
Effect of other dilutive securities	270,206	340,403	451,943
Weighted-average shares for diluted EPS	55,323,410	43,980,817	35,789,076
Basic earnings per share	$ 1.29	$ 0.49	$ 1.09
Diluted earnings per share	$ 1.29	$ 0.49	$ 1.07

The calculation of weighted average shares includes all of the Company's outstanding stock: common stock and exchangeable shares. Exchangeable shares are the equivalent of common shares in that they have the same dividend rights and share equitably in undistributed earnings and are exchangeable on a one-for-one basis for shares of our common stock.

13. INCOME TAXES

For financial reporting purposes, income before income taxes includes the following components:

	Fiscal Years Ended June 30,		
	2011	2010	2009
	(Amounts in thousands)		
United States	$ 77,543	$ 55,623	$65,848
Foreign	38,730	(12,037)	(2,634)
	$116,273	$ 43,586	$63,214

13. INCOME TAXES (Continued)

The Company's *Income tax expense* consisted of:

	Fiscal Years Ended June 30,		
	2011	2010	2009
	(Amounts in thousands)		
Current:			
Federal	$28,783	$20,299	$23,625
State	105	219	402
Foreign	15,222	1,182	—
	$44,110	$21,700	$24,027
Deferred and others:			
Federal	$ (1,242)	$ (1,304)	$ (2,396)
State	—	(114)	27
Foreign	(3,894)	(6,118)	199
	$ (5,136)	$ (7,536)	$ (2,170)
Total income tax expense	$38,974	$14,164	$21,857

The provision for income taxes for the fiscal years ended June 30, 2011, 2010 and 2009, differs from the amount of income tax determined by applying the applicable United States statutory federal income tax rate to pre-tax income (net of minority interest in income of consolidated subsidiary and loss from equity investment) from operations as a result of the following differences:

	Fiscal Years Ended June 30,		
	2011	2010	2009
	(Amounts in thousands)		
Total expense computed by applying federal rates	$40,695	$15,255	$22,125
State and Provincial income taxes, net of federal benefit	105	189	288
Adjustments of valuation allowance	(346)	(231)	783
Excess depletion	(1,446)	(1,642)	(1,074)
Acquisition related costs	—	1,364	—
Estimates for uncertain tax positions	437	1,568	—
Statutory tax attributable to Non-controlling interest	(2,066)	(2,775)	(1,053)
Unrealized foreign exchange gains (losses)	2,548	(280)	—
Effect of foreign earnings	(891)	915	—
Other	(62)	(199)	788
	$38,974	$14,164	$21,857

13. INCOME TAXES (Continued)

The tax effects of temporary differences and carryforwards, which give rise to our deferred tax assets and liabilities at June 30, 2011 and 2010, are as follows:

	2011	2010
	(Amounts in thousands)	
Deferred tax assets:		
Stock-based compensation	$ 3,275	$ 3,267
Net operating losses	32,157	25,936
Other	5,028	4,963
Total deferred tax assets	40,460	34,166
Valuation allowance	(3,069)	(3,415)
Net deferred tax assets	37,391	30,751
Deferred tax liabilities:		
Mineral property basis	(179,344)	(181,740)
Unrealized foreign exchange gains	(5,932)	(3,751)
Other	(3,112)	(1,107)
Total deferred tax liabilities	(188,388)	(186,598)
Total net deferred taxes	$(150,997)	$(155,847)

The Company reviews the measurement of its deferred tax assets at each balance sheet date. All available evidence, both positive and negative, is considered in determining whether, based upon the weight of the evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. As of June 30, 2011 and 2010, the Company had $3.1 million and $3.4 million of valuation allowances recorded, respectively. The valuation allowance decrease of $0.3 million was primarily the result of net operating losses and other deferred tax assets that were recognized or met the recognition criteria during the year. The decreases were offset by an increase to the valuation allowance for non-deductible depletion in non-U.S. jurisdictions where no plan is available to recognize the deferred tax asset in the foreseeable future. The valuation allowance remaining at June 30, 2010 is primarily attributable to the tax basis difference as a result of non-deductible depletion.

At June 30, 2011 and 2010, the Company had $127 million and $110 million of net operating loss carry forwards, respectively. The increase in the net operating loss carry forwards is attributable to (i) non-U.S. subsidiaries accounting losses of $23 million incurred during the year, (ii) non-U.S. subsidiaries accelerated tax deductions of $6 million for the year which have an offsetting deferred tax liability recorded, and (iii) offset by the utilization of net operating losses in non-U.S. subsidiaries of $13 million. The majority of the tax loss carry forwards are in jurisdictions that allow a twenty year carry forward period. As a result, these losses do not begin to expire until the 2025 tax year.

As of June 30, 2011 and 2010, the Company had $18.8 million and $12.5 million of total gross unrecognized tax benefits, respectively. The increase in gross unrecognized tax benefits was primarily related to tax positions of IRC entities taken prior to the acquisition. If recognized, these unrecognized

13. INCOME TAXES (Continued)

tax benefits would impact the Company's effective income tax rate. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	2011	2010	2009
	(Amounts in thousands)		
Total gross unrecognized tax benefits at beginning of year	$12,479	$ 614	$410
Additions / Reductions for tax positions of prior years	20	749	28
Additions / Reductions for tax positions of current year	6,337	11,116	176
Total amount of gross unrecognized tax benefits at end of year	$18,836	$12,479	$614

Approximately $5.9 million of the increase in the unrecognized tax benefits for tax positions during fiscal year 2011 is included in tax expense computed by applying federal rates in the tax rate reconciliation as the unrecognized tax benefit is recorded on additional pre-tax income from non-U.S. subsidiaries.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. Federal, state and local, and non-U.S. income tax examinations by tax authorities for fiscal years before 2007. As a result of (i) statute of limitations that will begin to expire within the next 12 months in various jurisdictions, and (ii) possible settlements of audit-related issues with taxing authorities in various jurisdictions with respect to which none of the issues are individually significant, the Company believes that it is reasonably possible that the total amount of its net unrecognized income tax benefits will decrease between $0 and $1.6 million in the next 12 months.

The Company's continuing practice is to recognize interest and/or penalties related to unrecognized tax benefits as part of its income tax expense. At June 30, 2011 and 2010, the amount of accrued income-tax-related interest and penalties was $1.5 million and $0.6 million, respectively.

14. SUPPLEMENTAL CASH FLOW INFORMATION

The Company's supplemental cash flow information for the fiscal years ending June 30, 2011, 2010 and 2009 is as follows:

	2011	2010	2009
	(Amounts in thousands)		
Cash paid during the period for:			
Interest	$ 5,378	$ 1,815	$ 391
Income taxes, net of refunds	$37,847	$ 16,630	$23,303
Non-cash investing and financing activities:			
Dividends declared	$23,253	$ 16,339	$11,117
Acquisition of IRC (with common stock and exchangeable shares)	$ —	$308,882	$ —
Acquisition of royalty interests in mineral properties (with common stock)	$ —	$ 53,428	$ —
In-kind distribution to CVP partners	$ —	$ 6,125	$ —
Treasury stock	$ 4,474	$ (3,557)	$ —

15. FAIR VALUE MEASUREMENTS

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1: Quoted prices for identical instruments in active markets;

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and

Level 3: Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets measured at fair value on a recurring basis (at least annually) by level within the fair value hierarchy.

	Fair Value at June 30, 2011 (In thousands)			
	Total	Level 1	Level 2	Level 3
Assets:				
Money market investments[1]	$ 284	$ 284	$—	$—
Marketable equity securities[2]	28,876	28,876	—	—
	$29,160	$29,160	$—	$—

(1) Included in *Cash and equivalents* in the Company's consolidated balance sheets.

(2) Included in *Available for sale securities* in the Company's consolidated balance sheets.

The carrying amount of our long-term debt (including the current portion) approximates fair value as of June 30, 2011.

The Company invests in money market funds, which are traded by dealers or brokers in active over-the-counter markets. The Company's money market funds, which are invested in United States treasury bills or United States treasury backed securities, are classified within Level 1 of the fair value hierarchy.

As of June 30, 2011, the Company also had assets that, under certain conditions, are subject to measurement at fair value on a non-recurring basis like those associated with royalty interests in mineral properties, intangible assets and other long-lived assets. For these assets, measurement at fair value in periods subsequent to their initial recognition are applicable if any of these assets are determined to be impaired; however, no triggering events have occurred relative to any of these assets during the twelve months ended June 30, 2011. If recognition of these assets at their fair value becomes necessary, such measurements will be determined utilizing Level 3 inputs.

16. MAJOR SOURCES OF REVENUE

Operators that contributed greater than 10% of the Company's total royalty revenue for fiscal years 2011, 2010 and 2009 were as follows (revenue amounts in thousands):

	Fiscal Year 2011		Fiscal Year 2010		Fiscal Year 2009	
Operator	**Royalty revenue**	**Percentage of total royalty revenue**	**Royalty revenue**	**Percentage of total royalty revenue**	**Royalty revenue**	**Percentage of total royalty revenue**
Teck	$43,604	20.1%	N/A	N/A	N/A	N/A
Vale Inco Ltd.	32,677	15.1%	N/A	N/A	N/A	N/A
Barrick	26,843	12.4%	$30,624	22.4%	$22,200	30.1%
Goldcorp, Inc.	23,094	10.7%	N/A	N/A	N/A	N/A

17. COMMITMENTS AND CONTINGENCIES

Voisey's Bay

On February 22, 2010, as part of the IRC Transaction discussed in Note 3, the Company acquired a royalty on the Voisey's Bay mine in Newfoundland and Labrador owned by Vale Newfoundland & Labrador Limited ("VNL"). The royalty is owned by the LNRLP, in which the Company's wholly-owned indirect subsidiary, Canadian Minerals Partnership, is the general partner and 89.99% owner. The remaining interests in LNRLP are owned by Altius Investments Ltd. (10%), a company unrelated to Royal Gold and IRC, and the Company's wholly-owned indirect subsidiary, Voisey's Bay Holding Corporation (0.01%).

On October 16, 2009, LNRLP filed a claim in the Supreme Court of Newfoundland and Labrador Trial Division against Vale Inco Limited ("Vale Inco") and its wholly-owned subsidiaries, Vale Inco Atlantic Sales Limited ("VIASL") and VNL, related to calculation of the NSR on the sale of concentrates, including nickel concentrates, from the Voisey's Bay mine to Vale Inco. The claim asserts that Vale Inco is incorrectly calculating the NSR and requests an order in respect of the correct calculation of future payments. The claim also requests specific damages for underpayment of past royalties to the date of the claim in an amount not less than $29 million, together with additional damages until the date of trial, interest, costs and other damages. The litigation is in the discovery phase and was not valued as part of the purchase price allocation discussed in Note 3 as the outcome cannot be reasonably estimated.

Holt

On October 1, 2008, as part of the Company's acquisition of a portfolio of royalties from Barrick, the Company acquired a royalty on the Holt portion of the Holloway-Holt mining project in Ontario, Canada, owned by St Andrew Goldfields Ltd. ("St Andrew"). St Andrew succeeded Newmont Canada Corporation ("Newmont Canada") as owner of the Holloway-Holt mining project in November 2006. By virtue of the Company's acquisition of Barrick's royalty portfolio, RGLD Gold Canada, Inc. ("RGLD Gold") succeeded Barrick as the royalty payee under the royalty agreement.

On or about November 3, 2008, St Andrew filed an action in the Ontario Superior Court of Justice (the "Court") seeking, among other things, declarations by the Court that St Andrew's obligation in respect of the royalty is limited to only a portion of the total royalty payable, and that any additional royalty obligations under the royalty agreement remain the responsibility of Newmont

17. COMMITMENTS AND CONTINGENCIES (Continued)

Canada. Newmont Canada responded that St Andrew is responsible for all royalty obligations under the royalty agreement.

Royal Gold and RGLD Gold (collectively "Royal Gold") and Barrick were joined as necessary parties to the litigation in January 2009. On July 23, 2009, the Court held that Royal Gold is entitled to payment from Newmont Canada of the full amount of the sliding-scale NSR royalty on gold produced from the Holt mine. The Court also held that St Andrew's sole obligation is to reimburse Newmont Canada for payment of the royalty up to a flat rate of 0.013% of the net smelter returns for gold, silver and other metals. On August 21, 2009, Newmont Canada appealed the Court's decision to the Court of Appeal of Ontario and on December 9, 2009, made Royal Gold a party to the appeal. Oral argument of the appeal was heard on March 28, 2011. On May 13, 2011, the Court of Appeal of Ontario affirmed the decision of the trial court and dismissed the appeal.

The Holt royalty is currently classified as a production stage royalty interest and the Company recognized approximately $3.2 million, $0 and $0 in royalty revenue from the Holt royalty during the fiscal years ended June 30, 2011, 2010 and 2009, respectively.

18. RELATED PARTY

CVP was formed as a limited partnership in April 1992. It owns a 1.25% net value royalty ("NVR1") on production of minerals from a portion of Cortez. Denver Mining Finance Company ("DMFC"), our wholly-owned subsidiary, is the general partner and holds a 2.0% interest in CVP. In addition, Royal Gold holds a 29.6% limited partner interest in the partnership, while our Chairman of the Board of Directors, the Chairman of our Audit Committee and one other member of our board of directors hold an aggregate 35.56% limited partner interest. The general partner performs administrative services for CVP in receiving and processing the royalty payments from the operator, including the disbursement of royalty payments and record keeping for in-kind distributions to the limited partners.

CVP receives its royalty from the Cortez Joint Venture in-kind. The Company, as well as certain other limited partners, sell their pro-rata shares of such gold immediately and receive distributions in cash, while CVP holds gold for certain other limited partners. Such gold inventories, which totaled 15,255 and 18,067 ounces of gold as of June 30, 2011 and 2010, respectively, are held by a third party refinery in Utah for the account of the limited partners of CVP. The inventories are carried at historical cost and are classified within *Other assets* on the Company's consolidated balance sheets. The carrying value of the gold in inventory was approximately $8.1 million and $8.7 million as of June 30, 2011 and 2010, respectively, while the fair value of such ounces was approximately $23.0 million and $22.5 million as of June 30, 2011 and 2010, respectively. None of the gold currently held in inventory as of June 30, 2011 and 2010, is attributed to Royal Gold, as the gold allocated to Royal Gold's CVP partnership interest is typically sold within five days of receipt.

19. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of selected quarterly financial information (unaudited):

	Royalty revenues	Operating income (loss)	Net income (loss) available to Royal Gold stockholders	Basic earnings per share	Diluted earnings per share
	(Amounts in thousands except per share data)				
Fiscal year 2011 quarter-ended:					
September 30	$ 45,338	$ 20,810	$11,831	$ 0.22	$ 0.21
December 31	56,316	31,604	18,312	0.33	0.33
March 31	55,546	31,877	19,565	0.36	0.35
June 30	59,269	34,634	21,687	0.39	0.39
	$216,469	$118,925	$71,395	$ 1.29	$ 1.29
Fiscal year 2010 quarter-ended:					
September 30	$ 26,113	$ 10,754	$ 7,126	$ 0.18	$ 0.17
December 31	34,740	15,201	9,615	0.24	0.23
March 31	35,043	(1,231)	(5,754)	(0.13)	(0.13)
June 30	40,669	16,311	10,505	0.21	0.21
	$136,565	$ 41,035	$21,492	$ 0.49	$ 0.49

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

As of June 30, 2011, the Company's management, with the participation of the President and Chief Executive Officer and Chief Financial Officer and Treasurer of the Company, carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on such evaluation, the Company's President and Chief Executive Officer and its Chief Financial Officer and Treasurer have concluded that, as of June 30, 2011, the Company's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods and that such information is accumulated and communicated to the Company's management, including the President and Chief Executive Officer and its Chief Financial Officer and Treasurer, as appropriate to allow timely decisions regarding required disclosure.

Disclosure controls and procedures involve human diligence and compliance and are subject to lapses in judgment and breakdowns resulting from human failures. As a result, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on management's assessment and those criteria, management concluded that, as of June 30, 2011, our internal control over financial reporting is effective.

Our management, including our President and Chief Executive Officer and Chief Financial Officer and Treasurer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on our internal control over financial reporting as of June 30, 2011.

(c) Changes in Internal Control over Financial Reporting

There was no change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during our fourth fiscal quarter ended June 30, 2011, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(d) Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Royal Gold, Inc.

We have audited Royal Gold, Inc.'s internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Royal Gold, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting (Item 9A(b)). Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Royal Gold, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Royal Gold, Inc. as of June 30, 2011, and the related consolidated statements of Operations and Comprehensive Income, stockholders' equity, and cash flows for the year then ended, and our report dated August 18, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Denver, Colorado
August 18, 2011

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is included in the Company's Proxy Statement for its 2011 Annual Stockholders Meeting to be filed with the SEC within 120 days after June 30, 2011, and is incorporated by reference in this Annual Report on Form 10-K.

The Company's Code of Business Conduct and Ethics within the meaning of Item 406 of Regulation S-K adopted by the SEC under the Exchange Act that applies to our principal executive officer and principal financial officer is available on the Company's website at www.royalgold.com and in print without charge to any stockholder who requests a copy. Requests for copies should be directed to Royal Gold, Inc., Attention: Investor Relations, 1660 Wynkoop Street, Suite 1000, Denver, Colorado, 80202. The Company intends to satisfy the disclosure requirements of Item 5.05 of Form 8-K regarding any amendment to, or a waiver from, a provision of the Company's Code of Business Conduct and Ethics by posting such information on the Company's website.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is included in the Company's Proxy Statement for its 2011 Annual Stockholders Meeting to be filed with the SEC within 120 days after June 30, 2011, and is incorporated by reference in this Annual Report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is included in the Company's Proxy Statement for its 2011 Annual Stockholders Meeting to be filed with the SEC within 120 days after June 30, 2011, and is incorporated by reference in this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is included in the Company's Proxy Statement for its 2011 Annual Stockholders Meeting to be filed with the SEC within 120 days after June 30, 2011, and is incorporated by reference in this Annual Report on Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is included in the Company's Proxy Statement for its 2011 Annual Stockholders Meeting to be filed with the SEC within 120 days after June 30, 2011, and is incorporated by reference in this Annual Report on Form 10-K.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements

Index to Financial Statements

	Page
Reports of Independent Registered Public Accounting Firms	47
Consolidated Balance Sheets	49
Consolidated Statements of Operations and Comprehensive Income	50
Consolidated Statements of Changes in Equity	51
Consolidated Statements of Cash Flows	52
Notes to Consolidated Financial Statements	53

(b) Exhibits

Reference is made to the Exhibit Index beginning on page 87 hereof.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL GOLD, INC.

Date: August 18, 2011

By: /s/ TONY JENSEN

Tony Jensen
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: August 18, 2011

By: /s/ TONY JENSEN

Tony Jensen
President, Chief Executive Officer and Director

Date: August 18, 2011

By: /s/ STEFAN L. WENGER

Stefan Wenger
Chief Financial Officer and Treasurer

Date: August 18, 2011

By: /s/ STANLEY DEMPSEY

Stanley Dempsey
Chairman

Date: August 18, 2011

By: /s/ M. CRAIG HAASE

M. Craig Haase
Director

Date: August 18, 2011

By: /s/ WILLIAM M. HAYES

William M. Hayes
Director

Date: August 18, 2011

By: /s/ S. ODEN HOWELL, JR.

S. Oden Howell, Jr.
Director

Date: August 18, 2011

By: /s/ JAMES W. STUCKERT

James W. Stuckert
Director

Date: August 18, 2011

By: /s/ DONALD J. WORTH

Donald J. Worth
Director

Exhibit Index

Exhibit Number	Description
2.1	Amended and Restated Arrangement Agreement, dated January 15, 2010, among Royal Gold, Inc., RG Exchangeco Inc. (formerly, 7296355 Canada Ltd.) and International Royalty Corporation (filed as Exhibit 2.1 to the Company's Current Report of Form 8-K on January 22, 2010 and incorporated herein by reference)
3.1	Restated Certificate of Incorporation, as amended (filed as Exhibit 3.1 to the Company's Quarterly Report on February 8, 2008 and incorporated herein by reference)
3.2	Amended and Restated Bylaws, as amended (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K on November 23, 2009 and incorporated herein by reference)
3.3	Amended and Restated Certificate of Designations of Series A Junior Participating Preferred Stock of Royal Gold, Inc. (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K on September 10, 2007 and incorporated herein by reference)
3.4	Certificate of Designations, Preferences and Rights of the Special Voting Preferred Stock of Royal Gold, Inc. (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K on February 23, 2010 and incorporated herein by reference)
4.1	First Amended and Restated Rights Agreement dated September 10, 2007 between Royal Gold, Inc. and Computershare Trust Company, N.A. (filed as Exhibit 4.1 to the Company's Registration Statement on Form 8-A on September 10, 2007 and incorporated herein by reference)
4.2	Stockholder Agreement dated April 3, 2009 by and among Royal Gold, Inc., Compañía Minera Carmen de Andacollo and Teck Cominco Limited (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on April 6, 2009 and incorporated herein by reference)
4.3	Amendment No. 1 to the Stockholder Agreement, dated January 12, 2010 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K on January 15, 2010 and incorporated herein by reference)
4.4	Appendix I to Schedule B of the Amended and Restated Arrangement Agreement, dated January 15, 2010, among Royal Gold, Inc., RG Exchangeco Inc. (formerly, 7296355 Canada Ltd.) and International Royalty Corporation (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K on January 22, 2010 and incorporated herein by reference)
10.1**	Equity Incentive Plan (filed as part of the Company's proxy statement for its 1996 Annual Meeting of Stockholders on November 25, 1996 and incorporated herein by reference)
10.2	Exploration and Development Option Agreement between Placer Dome United States, Inc. and Royal Gold, Inc. dated effective July 1, 1998 (filed as Exhibit 10(v) to the Company's Annual Report on Form 10-K on September 28, 1998 and incorporated herein by reference)
10.3	Royalty Agreement between Royal Gold, Inc. and the Cortez Joint Venture dated April 1, 1999 (filed as part of Item 5 of the Company's Current Report on Form 8-K on April 12, 1999 and incorporated herein by reference)
10.4	Firm offer to purchase royalty interest of "Idaho Group" between Royal Gold, Inc. and Idaho Group dated July 22, 1999 (filed as Attachment A to the Company's Current Report on Form 8-K on September 2, 1999 and incorporated herein by reference)

Exhibit Number	Description
10.5**	Amendment to Equity Incentive Plan (filed as Appendix A to the Company's proxy statement on October 15, 1999 and incorporated herein by reference)
10.6	Assignment and Assumption Agreement, dated December 6, 2002 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K on December 23, 2002 and incorporated herein by reference)
10.7	Royalty Assignment and Agreement, effective as of December 26, 2002, between High Desert Mineral Resources, Inc. and High Desert Gold Corporation (filed as Exhibit 99.4 to the Company's Current Report on Form 8-K on September 22, 2005 and incorporated herein by reference)
10.8	Royalty Assignment, Confirmation, Amendment, and Restatement of Royalty, and Agreement, dated as of November 30, 1995, among Barrick Bullfrog Inc., Barrick Goldstrike Mines Inc. and Royal Hal Co. (filed as Exhibit 99.5 to the Company's Current Report on Form 8-K on September 22, 2005 and incorporated herein by reference)
10.9	Amendment to Royalty Assignment, Confirmation, Amendment, and Restatement of Royalty, and Agreement, effective as of October 1, 2004, among Barrick Bullfrog Inc., Barrick Goldstrike Mines Inc. and Royal Hal Co. (filed as Exhibit 99.6 to the Company's Current Report on Form 8-K on September 22, 2005 and incorporated herein by reference)
10.10	Purchase Agreement, between Kennecott Minerals Company and Royal Gold, Inc., dated December 22, 2005 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on December 29, 2005 and incorporated herein by reference)
10.11**	Form of Amended and Restated Indemnification Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on February 22, 2010 and incorporated herein by reference)
10.12	Purchase and Sale Agreement for Peñasquito and Other Royalties among Minera Kennecott S.A. DE C.V., Kennecott Exploration Company and Royal Gold, Inc., dated December 28, 2006 (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q on February 9, 2007 and incorporated herein by reference)
10.13	Contract for Assignment of Rights Granted, by Minera Kennecott, S.A. de C.V. Represented in this Agreement by Mr. Dave F. Simpson, and Minera Peñasquito, S.A. de C.V., Represented in this Agreement by Attorney, Jose Maria Gallardo Tamayo (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q on February 9, 2007 and incorporated herein by reference)
10.14	Assignment of Rights Agreement among Mario Ivan Hernández Alvarez, Royal Gold Chile Limitada and Royal Gold Inc., dated January 16, 2007 (filed as Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q on February 9, 2007 and incorporated herein by reference)
10.15	Royalty Purchase and Sale Agreement dated July 30, 2008 by and between Royal Gold, Inc. and Barrick Gold Corporation (filed as Exhibit 10.44 to Royal Gold's Annual Report on Form 10-K/A filed on November 6, 2008 and incorporated herein by reference)
10.16**	Employment Agreement by and between Royal Gold, Inc. and Tony Jensen dated September 15, 2008 (filed as Exhibit 10.1 to Royal Gold's Current Report on Form 8-K filed on September 19, 2008 and incorporated herein by reference)

Exhibit Number	Description
10.17**	Form of Employment Agreement by and between Royal Gold, Inc. and each of the following: Stanley Dempsey, Karen Gross, Stefan Wenger and Bruce Kirchhoff (filed as Exhibit 10.2 to Royal Gold's Current Report on Form 8-K filed on September 19, 2008 and incorporated herein by reference)
10.18**	Form of Award Modification Agreement by and between Royal Gold, Inc. and each of the following: Stanley Dempsey, Tony Jensen, Karen Gross and Bruce Kirchhoff (filed as Exhibit 10.3 to Royal Gold's Current Report on Form 8-K filed on September 19, 2008 and incorporated herein by reference)
10.19**	2004 Omnibus Long-Term Incentive Plan, as amended (filed as Exhibit 10.1 to Royal Gold's Current Report on Form 8-K filed on November 5, 2010 and incorporated herein by reference)
10.20**	Form of Incentive Stock Option Agreement under Royal Gold's 2004 Omnibus Long-Term Incentive Plan (filed as Exhibit 10.2 to Royal Gold's Current Report on Form 8-K filed on November 7, 2008 and incorporated herein by reference)
10.21**	Form of Non-qualified Stock Option Agreement under Royal Gold's 2004 Omnibus Long-Term Incentive Plan (filed as Exhibit 10.3 to Royal Gold's Current Report on Form 8-K filed on November 7, 2008 and incorporated herein by reference)
10.22**	Form of Restricted Stock Agreement under Royal Gold's 2004 Omnibus Long-Term Incentive Plan (filed as Exhibit 10.4 to Royal Gold's Current Report on Form 8-K filed on November 7, 2008 and incorporated herein by reference)
10.23**	Form of Performance Share Agreement under Royal Gold's 2004 Omnibus Long-Term Incentive Plan (filed as Exhibit 10.5 to Royal Gold's Current Report on Form 8-K filed on November 7, 2008 and incorporated herein by reference)
10.24**	Form of Stock Appreciation Rights Agreement under Royal Gold's 2004 Omnibus Long-Term Incentive Plan (filed as Exhibit 10.6 to Royal Gold's Current Report on Form 8-K filed on November 7, 2008 and incorporated herein by reference)
10.25	Amended and Restated Master Agreement by and between Royal Gold, Inc. and Compañía Minera Teck Carmen de Andacollo, dated as of January 12, 2010, along with the related Form of Royalty Agreement attached thereto as Exhibit C (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on January 15, 2010 and incorporated herein by reference)
10.26	Second Amended And Restated Term Loan Facility Agreement among Royal Gold, Inc., RGLD Gold Canada, Inc., High Desert Mineral Resources, Inc., RG Mexico, Inc., HSBC Bank USA, National Association, the Bank of Nova Scotia and certain other parties thereto, dated February 1, 2011 (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q on February 4, 2011 and incorporated herein by reference)
10.27	Security Agreement by and among Royal Gold, Inc., High Desert Mineral Resources, Inc., RG Mexico, Inc. and HSBC Bank USA, National Association dated February 1, 2011 (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q on February 4, 2011 and incorporated herein by reference)
10.28	Pledge Agreement by Royal Gold, Inc. in favor of HSBC Bank USA, National Association dated February 1, 2011 (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q on February 4, 2011 and incorporated herein by reference).

Exhibit Number	Description
10.29	Fourth Amended and Restated Revolving Credit Agreement among Royal Gold, Inc., High Desert Mineral Resources, Inc., RGLD Gold Canada, Inc., RG Mexico, Inc., HSBC Bank USA, National Association, the Bank of Nova Scotia and certain other parties thereto, dated February 1, 2011 (filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q on February 4, 2011 and incorporated herein by reference)
10.30	Amended And Restated Security Agreement by and among Royal Gold, Inc., High Desert Mineral Resources, Inc., RG Mexico, Inc. and HSBC Bank USA, National Association dated February 1, 2011 (filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q on February 4, 2011 and incorporated herein by reference)
10.31	Amended and Restated Pledge Agreement by Royal Gold, Inc. in favor of HSBC Bank USA, National Association dated February 1, 2011 (filed as Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q on February 4, 2011 and incorporated herein by reference)
10.32	Support Agreement, dated as of February 22, 2010, among Royal Gold, Inc., RG Callco Inc., and RG Exchangeco Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on February 23, 2010 and incorporated herein by reference)
10.33	Voting and Exchange Trust Agreement, dated as of February 22, 2010, among Royal Gold, Inc., RG Exchangeco Inc. and Computershare Trust Company of Canada (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K on February 23, 2010 and incorporated herein by reference)
10.34	Labrador Option Agreement, dated May 18, 1993, between Diamond Fields Resources Inc. and Archean Resources Ltd., as amended (filed as Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q on May 7, 2010 and incorporated herein by reference)
10.35	Form of Assignment of Rights Agreement between Royal Gold, Inc. and certain individuals dated July 1, 2010 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on July 8, 2010 and incorporated herein by reference)
10.36	Robinson Property Trust Ancillary Agreement by and between Kennecott Holdings Corporation, Kennecott Rawhide Mining Company and Kennecott Nevada Copper Company and BHP Nevada Mining Company, dated September 12, 2003 (filed as Exhibit 10.60 to the Company's Annual Report on Form 10-K on August 26, 2010 and incorporated herein by reference)
10.37	Shares Purchase and Sale Agreement by Jaime Ugarte Lee and others to Compañia Minera Barrick Chile Limitada, dated as of March 23, 2001 (English Translation) (filed as Exhibit 10.61 to the Company's Annual Report on Form 10-K on August 26, 2010 and incorporated herein by reference)
10.38	Letter Agreement between Minefinders Corporation Ltd., Francis J.L. Guardia and John W. Perston, dated January 27, 1993 (filed as Exhibit 10.62 to the Company's Annual Report on Form 10-K on August 26, 2010 and incorporated herein by reference)
10.39	Mining Rights Purchase Agreement by and between Mr. Liébano Sáenz Ortiz and Compañía Minera Dolores, S.A. de C.V. dated October 13, 2006 (English Translation) (filed as Exhibit 10.63 to the Company's Annual Report on Form 10-K on August 26, 2010 and incorporated herein by reference)

Exhibit Number	Description
10.40	Royalty Deed between St Barbara Mines Limited and Resource Capital Funds III L.P., dated March 29, 2005, as supplemented and amended by the Supplemental Deed between St Barbara Mines Limited and Resource Capital Funds III L.P., dated May 20, 2005 (filed as Exhibit 10.64 to the Company's Annual Report on Form 10-K on August 26, 2010 and incorporated herein by reference)
10.41	Net Smelter Return Royalty Agreement by and between Newmont Canada Limited and Barrick Gold Corporation, dated October 8, 2004 (filed as Exhibit 10.65 to the Company's Annual Report on Form 10-K on August 26, 2010 and incorporated herein by reference)
10.42	Royalty for Technical Expertise Agreement by and between Tenedoramex S. A. de C. V. and Kennecott Minerals Company, dated as of March 23, 2001 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K on January 6, 2006 and incorporated herein by reference)
10.43	Form of Assignment of Rights Agreement between Royal Gold, Inc. and certain individuals dated July 1, 2010 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on July 8, 2010 and incorporated herein by reference)
10.44	Purchase and Sale Agreement by and among Royal Gold, Inc., RGL Royalty AG, Thompson Creek Metals Company Inc. and Terrane Metals Corp. dated as of October 20, 2010 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on October 20, 2010 and incorporated herein by reference). Certain portions of this exhibit have been omitted by redacting a portion of the text (indicated by asterisks in the text). This exhibit has been filed separately with the U.S. Securities and Exchange Commission pursuant to a request for confidential treatment.
10.45	Form of Assignment of Rights Agreement between Royal Gold, Inc. and certain individuals dated October 28, 2010 (filed as Annex B to Exhibit 10.1 to the Company's Current Report on Form 8-K on July 8, 2010 and incorporated herein by reference).
10.46	Intercreditor Agreement by and among RGL Royalty AG, Terrane Metals Corp. and JPMorgan Chase Bank N.A. dated as of December 10, 2010 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on December 14, 2010 and incorporated herein by reference).
10.47	Option Agreement between Seabridge Gold Inc. and RGLD Gold Canada, Inc. dated June 16, 2011 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on June 22, 2011 and incorporated herein by reference).
10.48	Subscription Agreement between Seabridge Gold Inc. and RGLD Gold Canada, Inc. dated June 16, 2011 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K on June 22, 2011 and incorporated herein by reference).
10.49*	Agreement for Transfer of Belahouro Project between BHP Minerals International Exploration Inc., BHP Minerals Ghana Inc., BHP Holdings (International) Inc., BHP Billiton World Exploration Inc, Resolute Limited and Resolute (West Africa) Limited, dated February 8, 2002.
10.50*	Net Smelter Royalty Agreement between Barrick Gold Corporation and McWatters Mining Inc., dated April 3, 2003.
10.51*	Agreement for Amendment and Restatement of Royalty for Technical Expertise between Minas de Oro Nacional S.A. de C.V. and RG Mexico, Inc. dated May 27, 2011.

Exhibit Number	Description
10.52*	Agreement between Rio Tinto Metals Limited and MK Gold Company, dated September 1, 1999.
10.53*	Net Smelter Return Royalty Agreement between Expatriate Resources Ltd. and Atna Resources Ltd., dated June 16, 2004, as modified by Partial Assignment of Royalty between Atna Resources Ltd, Equity Engineering Ltd. and Yukon Zinc Corporation, dated August 20, 2007.
10.54**	Employment Agreement by and between Royal Gold, Inc. and William M. Zisch.
21.1*	Royal Gold and Its Subsidiaries
23.1*	Consent of Independent Registered Public Accounting Firm
23.2*	Consent of Independent Registered Public Accounting Firm
31.1*	Certification of President and Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Written Statement of the President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Written Statement of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101*	The following financial information from the annual report on Form 10-K of Royal Gold, Inc. for the year ended June 30, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations and Comprehensive Income, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Cash Flows, (iv) Consolidated Statements of Changes in Equity, and (v) Notes to the Consolidated Financial Statements.

* Filed herewith.

** Identifies each management contract or compensation plan or arrangement.

EXHIBIT 21.1

Royal Gold, Inc. and its Subsidiaries

As of June 30, 2011

Name	State/Country of Incorporation	Ownership Percentage
Royal Gold, Inc.	Delaware, USA	
Battle Mountain Gold Exploration LLC	Nevada, USA	100%
*7550359 Canada Inc.	Canada	100%
Denver Mining Finance Company, Inc.	Colorado, USA	100%
Crescent Valley Partners LP	Colorado, USA	Limited Partner
Greek American Exploration Ltd.	Bulgaria	50%
High Desert Mineral Resources, Inc.	Delaware, USA	100%
DFH Co. of Nevada	Nevada, USA	100%
Gold Ventures, Inc.	Nevada, USA	100%
IRC Nevada Inc.	Nevada, USA	100%
RG Finance (Barbados) Limited	Barbados	100%
RG Mexico, Inc.	Delaware, USA	100%
RG Russia, Inc.	Delaware, USA	100%
*RGLD Gold, Canada, Inc.	Canada	100%
RGLD Holdings, LLC	Delaware, USA	100%
RG Callco Inc.	Ontario, Canada	100%
RG Exchangeco Inc.	Ontario, Canada	100%
International Royalty Corporation	Canada	100%
Archean Resources Ltd.	Newfoundland, Canada	100%
**Voisey's Bay Holding Corporation	Newfoundland, Canada	100%
Canadian Minerals Partnership	Ontario, Canada	99.99%
Labrador Nickel Royalty Limited Partnership	Ontario, Canada	89.90%
McWatters Mining Inc.	Quebec, Canada	100% common shares
4324421 Canada Inc.	Canada	100%
4495152 Canada Inc.	Canada	100%
Royal Camp Bird, Inc.	Colorado, USA	100%
Royal Crescent Valley, Inc.	Nevada, USA	100%
Royal Gold Chile Limitada	Chile	100%
Sofia Minerals Ltd.	Bulgaria	25%

* Amalgamated into RG Exchangeco Inc. on June 30, 2011.

** Amalgamated into Archean Resources Ltd. which subsequently changed its name to Voisey's Bay Holding Corporation on June 30, 2011.

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-156376 and No. 333-164975), Form S-4 (No. 333-111590) and on Form S-8 (No. 333-122877, No. 333-155384, and No. 333-171364) of our reports dated August 18, 2011, with respect to the consolidated financial statements of Royal Gold, Inc., and the effectiveness of internal control over financial reporting of Royal Gold, Inc., included in this Annual Report (Form 10-K) for the year ended June 30, 2011.

/s/ Ernst & Young LLP
Denver, Colorado
August 18, 2011

EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-156376 and No. 333-164975), Form S-4 (No. 333-111590) and on Form S-8 (No. 333-122877, No. 333-155384 and No. 333-171364) of Royal Gold, Inc. of our report dated August 26, 2010, except for Note 3, as to which the date is August 18, 2011, relating to the consolidated financial statements, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Denver, Colorado
August 18, 2011

EXHIBIT 31.1

I, Tony Jensen, certify that:

(1) I have reviewed this Annual Report on Form 10-K of Royal Gold, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements and other financial information included in this report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), for the registrant and have:

(a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I, have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

August 18, 2011

/s/ TONY JENSEN

Tony Jensen
President and Chief Executive Officer

EXHIBIT 31.2

I, Stefan Wenger, certify that:

(1) I have reviewed this Annual Report on Form 10-K of Royal Gold, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements and other financial information included in this report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), for the registrant and have:

(a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I, have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

August 18, 2011

/s/ STEFAN WENGER

Stefan Wenger
Chief Financial Officer and Treasurer

EXHIBIT 32.1

In connection with the Annual Report on Form 10-K of Royal Gold, Inc. (the "Company"), for the year ending June 30, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Tony Jensen, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that, to my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

August 18, 2011

/s/ TONY JENSEN

Tony Jensen
President and Chief Executive Officer

EXHIBIT 32.2

In connection with the Annual Report on Form 10-K of Royal Gold, Inc. (the "Company"), for the year ending June 30, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Stefan Wenger, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that, to my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

August 18, 2011

/s/ STEFAN WENGER

Stefan Wenger
Chief Financial Officer and Treasurer

CORPORATE INFORMATION

ANNUAL MEETING
Wednesday, November 16, 2011
9:30 a.m. MST

Four Seasons Hotel
1111 14th St.
Denver, CO 80202

BOARD OF DIRECTORS

Stanley Dempsey
Chairman
Royal Gold, Inc.

Tony Jensen
President and
Chief Executive Officer
Royal Gold, Inc.

Gordon J. Bogden
Vice Chairman, Mining & Metals
Standard Chartered Bank

M. Craig Haase
Retired Mining Executive

William Hayes
Retired Mining Executive

S. Oden Howell, Jr.
President
Howell & Howell Contractors

James W. Stuckert
Senior Executive
Hilliard, Lyons, Inc.

Donald Worth
Corporate Director

OFFICERS

Tony Jensen
President and
Chief Executive Officer

Stefan Wenger
Chief Financial Officer and
Treasurer

Karen Gross
Vice President and
Corporate Secretary

William Heissenbuttel
Vice President
Corporate Development

Bruce C. Kirchhoff
Vice President and
General Counsel

William Zisch
Vice President Operations

CORPORATE HEADQUARTERS
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202
(303) 573-1660 (phone)
(303) 595-9385 (fax)
E-mail: info@royalgold.com

WEBSITE:
www.royalgold.com

LEGAL COUNSEL
Hogan Lovells US LLP
Denver, Colorado

AUDITORS
Ernst & Young LLP
Denver, Colorado

TRANSFER AGENTS/ REGISTRARS

For Holders of Royal Gold Common Stock:

Computershare Investor Services

Mailing addresses:

For standard US postal mail
Computershare Investor Services
PO Box 43070
Providence, RI 02940-3070

For overnight/express delivery:
Computershare Investor Services
250 Royall Street
Canton, MA 02021

Telephone and Fax:
(800) 962-4284 (toll free)
(781) 575-3120 (International)
(303) 262-0700 (fax)

Web site: www.computershare.com

For Holders of Royal Gold Exchangeable Shares:
Computershare Trust Company of Canada
Suite 600, 530 8th Ave. SW
Calgary, Alberta T2P 3S8, Canada
Attention: Manager, Client Services
Phone: (403) 267-6800
Fax: (403) 267-6529

For inquiries on how to exchange International Royalty Corp. shares into Royal Gold shares, contact the Depositary:

CIBC Mellon Trust Company
c/o Canadian Stock Transfer Company Inc.
PO Box 1036
Adelaide Street Postal Station
Toronto, Ontario MSC 2K4, Canada
Attention: Corporate Restructures
Phone: 1-800-387-0825
Fax: (416) 643-5501
Email: inquiries@canstockta.com

STOCK EXCHANGE LISTINGS
NASDAQ Global Select Market
(Symbol: RGLD)

Toronto Stock Exchange
(Symbol: RGL)

INVESTOR RELATIONS
Copies of Royal Gold's Annual Report on Form 10-K for the fiscal year ended June 30, 2011 are available at no charge. Please direct requests and investor relations questions to:

Karen Gross
Vice President and
Corporate Secretary
(303) 575-6504
E-mail: kgross@royalgold.com

SHAREHOLDER COMMUNICATION
It is important for our shareholders to get timely information about Royal Gold. All shareholders are encouraged to visit the Company's website at www.royalgold.com for the latest news or to sign up for our email list.

WORLD CLASS

BOARD of DIRECTORS



James W. Stuckert
Senior Executive
Hilliard, Lyons, Inc.

M. Craig Haase
Retired Mining Executive

Tony Jensen
President and Chief
Executive Officer
Royal Gold, Inc.

Stanley Dempsey
Chairman
Royal Gold, Inc.

Donald Worth
Corporate Director

S. Oden Howell, Jr.
President
Howell & Howell
Contractors

Gordon J. Bogden
Vice Chairman, Mining & Metals
Standard Chartered Bank

William Hayes
Retired Mining Executive

Design: Mark Mock Design Associates . Management Photography: Tim O'Hara Board Photography: Lorella Zanetti Printing: Merrill Corporation


ROYAL GOLD, INC

1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202
www.royalgold.com